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LEGALZOOM.COM, INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS Years Ended December 31, 2009, 2010 and 2011

As filed with the Securities and Exchange Commission on May 10, 2012

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

LegalZoom.com, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	7370	95-4752856
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
101 North Brand Boulevard, 11th Floor Glendale, California 91203 (323) 962-8600 (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

John Suh
Chief Executive Officer
LegalZoom.com, Inc.
101 North Brand Boulevard, 11th Floor
Glendale, California 91203
(323) 962-8600
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Please send copies of all communications to:
C. Thomas Hopkins, Esq. Louis P.A. Lehot, Esq. Sheppard, Mullin, Richter & Hampton LLP 1901 Avenue of the Stars, Suite 1600 Los Angeles, California 90067 (310) 228-3735	Fred Krupica Chief Financial Officer Chas Rampenthal, Esq. General Counsel and Secretary LegalZoom.com, Inc. 101 North Brand Boulevard, 11th Floor Glendale, California 91203 (323) 962-8600	Steven B. Stokdyk, Esq. Latham & Watkins LLP 355 South Grand Avenue Los Angeles, California 90071 (213) 485-1234

        Approximate date of commencement of the proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, $0.001 par value per share	$120,000,000	$13,752

(1)
Includes offering price of any additional shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the selling stockholders are soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Dated May 10, 2012

                             Shares

COMMON STOCK

LegalZoom.com, Inc. is offering                             shares of its common stock and the selling stockholders are offering                             shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price of our common stock will be between $               and $               per share.

We intend to apply to list our common stock on the New York Stock Exchange under the symbol "LGZ."

We are an "emerging growth company" under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our common stock involves risks. See "Risk Factors" beginning on page 11.

PRICE $              A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to LegalZoom	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

We and the selling stockholders have granted the underwriters the right to purchase up to an additional                          shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on                          , 2012.

MORGAN STANLEY	BofA MERRILL LYNCH

STIFEL NICOLAUS WEISEL

RBC CAPITAL MARKETS	WILLIAM BLAIR	MONTGOMERY & CO.

                          , 2012

legalzoom®

The leading online destination for small business and consumer legal services.

        The information in this prospectus is not complete and is subject to change. No person should rely on the information contained in this document for any purpose other than participating in our proposed initial public offering, and only the prospectus dated                        , 2012, is authorized by us to be used in connection with our proposed initial public offering. The prospectus will only be distributed by us and the underwriters named herein and no other person has been authorized by us to use this document to offer or sell any of our securities.

        Until                        , 2012 (25 days after the commencement of our initial public offering), all dealers that buy, sell, or trade shares of our common stock, whether or not participating in our initial public offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        For investors outside the United States: Neither we, nor the selling stockholders, nor the underwriters have done anything that would permit our initial public offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

        This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider in making your investment decision. You should read this entire prospectus carefully before making an investment in our common stock. You should consider, among other things, our consolidated financial statements and the related notes and sections titled "Risk Factors," "Special Note Regarding Forward-Looking Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

 LEGALZOOM.COM, INC.

        We believe that everyone deserves access to quality legal services so they can benefit from the full protection of the law. Our mission is to be the trusted destination where small businesses and consumers address their important legal needs and to be our customers' legal partner for life.

Overview

        LegalZoom is the leading online provider of services that meet the legal needs of small businesses and consumers in the United States. We believe that we are transforming the small business and consumer legal services market by leveraging the power of technology and people. Our online legal platform enables us to deliver services at scale with a compelling combination of quality, customer care and value. Our services include a portfolio of interactive legal documents that are personalized by our customers through our dynamic online processes, as well as subscription legal plans and registered agent services.

        We developed our easy-to-use, online legal platform to make the law more accessible to small businesses and consumers. Our scalable technology platform enables the efficient creation of personalized legal documents, automates our supply chain and fulfillment workflow management, and provides customer analytics to help us improve our services. For small businesses and consumers who want legal advice, we offer subscription legal plans that connect our customers with experienced attorneys who participate in our legal plan network.

        We have served approximately two million customers over the last 10 years. In 2011, nine out of ten of our surveyed customers said they would recommend LegalZoom to their friends and family, our customers placed approximately 490,000 orders and more than 20 percent of new California limited liability companies were formed using our online legal platform. We believe the volume of transactions processed through our online legal platform creates a scale advantage that deepens our knowledge and enables us to improve the quality and depth of the services we provide to our customers.

The Small Business and Consumer Legal Services Market

        The law provides numerous benefits and protections to businesses and consumers. For example, entrepreneurs incorporate their businesses to shield personal assets, limit liabilities and help raise capital, and consumers use estate planning tools to ensure their assets are distributed according to their wishes and to minimize tax liabilities. According to the U.S. Census Bureau, in 2009, there were approximately 26 million businesses with fewer than ten employees. We estimate that in 2010, approximately two million new businesses were formed in the United States. According to the U.S. Bureau of Economic Analysis, legal services in the United States in 2010 represented a $266 billion market. We estimate that in 2011 approximately $97 billion of legal services were provided to small businesses and consumers, based on a study conducted on our behalf by L.E.K. Consulting LLC.

        Despite the enormous amount spent on legal services, we believe that small businesses and consumers have not been adequately served by the options traditionally available to them. Every year, small businesses enter into legal contracts and become entangled in disputes, many of which require legal services to address. Consumers experience important life events that affect their families, including the birth of a child, marriage, divorce and death, all of which can also give rise to diverse needs for legal services. Small businesses and consumers often do not understand their legal needs or know where to start looking for an attorney. The high and unpredictable cost of traditional legal services also presents challenges. As a result, many small businesses and consumers often are unsure of or dissatisfied with the legal services available to them, and many either elect not to seek help or take no action to address their important legal needs.

Our Opportunity

        We founded LegalZoom with a vision of combining the power of online technology with deep legal experience to create a scalable online legal platform that would fundamentally transform the way legal services are delivered to small businesses and consumers. We believe we are uniquely positioned to continue transforming the small business and consumer legal services market through the use of technology. Furthermore, there is a significant opportunity to expand the legal services market by making the benefits and protection of the law more accessible to small businesses and consumers. We are taking advantage of this opportunity by providing the following benefits to our customers:

  •
  Quality.  Our deep legal knowledge, portfolio of interactive legal documents and subscription legal plans enable us to provide quality services designed to meet the specific needs of our customers.

  •
  Customer Care.  We strive to deliver an exceptional customer experience, and we guarantee customer satisfaction.

  •
  Value.  We believe that fixed, transparent pricing offers superior value compared to traditional hourly billing.

Our Strengths

        Our key strengths include:

  •
  Leading Brand.  We are the leading, nationally recognized legal brand for small businesses and consumers in the United States, with 60% aided brand awareness based on a survey we conducted using United Sample, Inc. in January 2012. We believe that we are redefining the small business and consumer legal services market and that the strength of our brand is enabling us to expand this market.

  •
  Deep Legal Knowledge.  We have a deep understanding of the legal needs of small businesses and consumers based on over 10 years of experience serving our customers. We leverage our legal knowledge and team of experienced, in-house attorneys, often in consultation with outside attorneys from across the United States, to design, review and maintain our services. The high volume of transactions we handle and feedback we receive from customers and government agencies give us a scale advantage that deepens our knowledge and enables us to further develop additional services to address our customers' needs and refine our business processes.

  •
  Exceptional Customer Experience.  Customer care is central to our culture and we are highly focused on providing exceptional customer experiences. Our online legal platform was designed to be easy for our customers to navigate and use. Our customers have access to live customer care representatives, and subscribers to our legal plans may consult with an experienced attorney licensed in their jurisdiction. If a customer is not completely satisfied with our services for any reason, we will attempt to correct the situation, or provide a refund or credit.

  •
  Advanced Systems and Processes.  We have developed advanced systems and processes to efficiently deliver services at scale that meet the specific needs of our customers. Our technology allows us to efficiently serve thousands of small businesses and consumers every day. Our supply chain and fulfillment systems integrate external and internal technologies, enabling intelligent workflow management while increasing processing speed and efficiency.

  •
  Accessible Services.  Our online legal platform allows customers to access our services from their home, office or anywhere they have an Internet connection. Our fixed, transparent pricing is often more affordable when compared to traditional hourly billing, and our subscription legal plans allow our customers to avoid the often difficult process of finding and meeting with an attorney.

Our Strategy

        The key elements of our strategy include:

  •
  Expand and Improve Our Services.  We plan to expand and improve the services we offer our customers to better address their legal needs and deepen our relationships with them.

  •
  Leverage and Grow Our Subscription Legal Plans.  We intend to offer our subscription legal plans to a wider group of customers by making them available in additional states, bundling them with more of our services, and offering them on a standalone basis. We plan to invest in marketing campaigns to promote our subscription legal plans. Our aim is to reach a broader group of customers through our legal plans, including those who are unsure of their legal needs or who want the added comfort of speaking with an attorney.

  •
  Expand Internationally.  We plan to replicate our U.S. model abroad in the near term, as we believe that our online legal platform represents a compelling value proposition to small businesses and consumers globally. We plan to partner with legal services providers outside of the United States to expand our operations internationally. We believe that the strength of our brand, focus on customer care, deep understanding of the legal needs of small businesses and consumers, and scalable technology will help us successfully enter markets outside the United States.

  •
  Continue to Build a Trusted Brand and Drive Awareness of Our Services.  We will continue to build a trusted brand by delivering a compelling combination of quality, customer care and value. We plan to enhance our marketing activities to build our brand and increase awareness of our services. We plan to continue to make significant investments in marketing campaigns, including through online, television and radio advertising, to enhance our ability to acquire new customers and increase customer retention.

Our Services

        Through our online legal platform, we offer a variety of services to meet the specific needs of small businesses and consumers.

  Interactive Legal Documents

        We offer a broad portfolio of interactive legal documents that our customers can tailor to their specific needs through our dynamic online processes and scalable technology. Our interactive legal documents are designed for use, as appropriate, at the federal level, as well as in all 50 states, the District of Columbia and approximately 2,900 U.S. counties. Our interactive legal document services for small businesses include limited liability company formations, incorporations and trademark applications. Our interactive legal document services for consumers include wills, living trusts and powers of attorney.

  Subscription Legal Plans

        For small businesses and consumers who want legal advice, we offer legal plans that connect subscribers with experienced attorneys licensed in their jurisdiction to address their specific legal needs. In order to be considered for participation in our legal plan network, independent attorneys must satisfy certain quality standards established by us and be highly focused on customer care. Our small business and consumer subscription legal plans are currently available in 40 states and the District of Columbia. Our subscription legal plans include free attorney consultations on new legal matters, review of our interactive legal documents, and discounts on LegalZoom services and additional services provided by legal plan network attorneys.

  Subscription Registered Agent Services and Other Services

        We offer subscription registered agent services for business entities, who are required to appoint and maintain a registered agent in their state of formation to receive service of process and official government communications. We offer other services to our customers, including unlimited access to our forms library, electronic storage of applicable LegalZoom documents and document revisions. We also introduce our customers to relevant non-legal services and products through our relationships with leading credit card companies, commercial banks and other companies serving our customer base.

Risks Associated with Our Business

        Our business is subject to numerous risks and uncertainties, as discussed more fully in the section entitled "Risk Factors" immediately following the prospectus summary and elsewhere in this prospectus. You should carefully consider these risks before making an investment in our common stock. Some of these risks include:

  •
  our business and services subject us to complex and evolving U.S. and foreign laws and regulations regarding the unauthorized practice of law, legal document processing and preparation, legal plans, privacy and other matters;

  •
  if we fail to provide high quality services, customer care and customer experience and add new services that meet our customers' expectations, we may not be able to attract and retain customers;

  •
  our business model is evolving from a transaction model to a combined transaction and subscription model, and our existing and new customers may not become subscribers;

  •
  if we fail to successfully promote and maintain our brand and reputation, or if we incur excessive expenses in doing so, our business may be adversely affected;

  •
  if our marketing efforts are unsuccessful, our ability to attract new customers or retain existing customers to our services may be adversely affected;

  •
  if we fail to safeguard our customers' information and privacy, our brand and reputation may be harmed, customers may curtail or stop using our services and we may face claims and potential liabilities;

  •
  we expect to face increasing competition in the online and offline legal services markets from law firms, solo attorneys, online legal document services, national legal plans and other service providers;

  •
  if we are unable to effectively manage and minimize errors, failures, interruptions or delays caused by third parties, or if our third-party service providers cease to do business with us, our ability to deliver our services may be adversely affected;

  •
  we depend on top talent, including our senior management team, to grow and operate our business, and if we are unable to hire, retain and motivate our employees, we may not be able to grow effectively;

  •
  we may experience significant disruptions in our online services or otherwise fail to ensure that our website is accessible; and

  •
  we are involved in several class action lawsuits and other litigation matters that are expensive and time consuming and that could be resolved adversely.

Corporate Information

        We were initially formed as a California corporation in July 1999, and we converted to a Delaware corporation in February 2007. Our principal executive offices are located at 101 North Brand Boulevard, 11th Floor, Glendale, California 91203, and our telephone number at this address is (323) 962-8600. Our website is www.legalzoom.com. Information contained on, or that can be accessed through, our website shall not be deemed incorporated into and is not a part of this prospectus or the registration statement of which it forms a part. Unless the context otherwise requires, the terms "LegalZoom.com," "LegalZoom," "company," "we," "us" and "our" refer to LegalZoom.com, Inc. and its direct and indirect subsidiaries.

        We are not a law firm, and we do not provide legal advice. We provide self-help legal documents at our customers' specific direction and general information on legal issues generally encountered. Independent, licensed attorneys participate in our attorney network to provide services to our customers through our legal plans.

        LegalZoom, the LegalZoom.com logo and other LegalZoom-formative marks are trademarks of LegalZoom.com, Inc. in the United States or other countries. This prospectus also includes other trademarks of LegalZoom.com and trademarks of other persons.

THE OFFERING

Common stock offered
By us	shares
By the selling stockholders	shares
Total	shares
Total common stock to be outstanding after our initial public offering	shares
Over-allotment option of common stock offered by us and the selling stockholders	shares
Use of proceeds

We currently intend to use the net proceeds to us from this offering primarily for general corporate purposes, including working capital and capital expenditures associated with scaling our operations, technology and infrastructure to support our growth. We will not receive any of the proceeds from the sale of shares by the selling stockholders. See "Use of Proceeds" on page 28.

Risk factors	See "Risk Factors" beginning on page 11 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.
Proposed New York Stock Exchange symbol	"LGZ"

        The total number of shares of common stock to be outstanding after this offering is based on 54,393,695 shares common stock outstanding, as of December 31, 2011, and excludes, as of December 31, 2011:

  •
  987,248 shares of our common stock issuable upon the exercise of outstanding options granted pursuant to our 2000 Stock Option Plan at a weighted-average exercise price of $0.63 per share, 6,339,856 shares of our common stock issuable upon the exercise of outstanding options granted pursuant to our 2010 Stock Incentive Plan at a weighted-average exercise price of $1.87 per share and 75,000 restricted stock units to be settled into shares of our common stock granted pursuant to our 2010 Stock Incentive Plan;

  •
  924,497 shares of common stock available for future issuance under our 2010 Stock Incentive Plan; and

  •
                          shares of common stock, subject to increase on an annual basis, reserved for future issuance under our 2012 Equity Incentive Plan, which will become effective in connection with this offering.

        Unless otherwise stated, information in this prospectus (except for the historical financial statements) assumes:

  •
  that our amended and restated certificate of incorporation, which we will file in connection with the completion of this offering, is in effect;

  •
  the automatic conversion of all shares of our outstanding preferred stock into an aggregate of 22,884,000 shares of our common stock immediately prior to the completion of this offering; and

  •
  no exercise by the underwriters of their option to purchase up to an additional                        shares of common stock to cover over-allotments.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

        The following tables summarize our consolidated financial data. You should read this summary consolidated financial data in conjunction with the sections titled "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes, all included elsewhere in this prospectus.

        We derived the consolidated statements of operations data for the years ended December 31, 2009, 2010 and 2011 and the consolidated balance sheet data as of December 31, 2010 and 2011, from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.

	Year Ended December 31,
	2009	2010	2011
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues(1)	$103,299	$120,771	$156,066
Costs and operating expenses(2):
Cost of services	53,082	60,643	80,437
Sales and marketing	32,673	36,322	41,891
Technology and development	4,686	7,509	8,117
General and administrative(1)	13,154	20,024	19,343

Total costs and operating expenses	103,595	124,498	149,788

Income (loss) from operations	(296)	(3,727)	6,278
Interest and other expense, net	(33)	(15)	(153)

Income (loss) before income taxes	(329)	(3,742)	6,125
Income tax (provision) benefit	(311)	(282)	5,998

Net income (loss)	$(640)	$(4,024)	$12,123

Accretion of Series A redeemable convertible preferred stock	(4,035)	(4,038)	(4,042)
Net income attributable to participating securities	—	—	(3,407)

Net income (loss) attributable to common stockholders	$(4,675)	$(8,062)	$4,674

Net income (loss) per share attributable to common stockholders(3):
Basic	$(0.17)	$(0.28)	$0.15

Diluted	$(0.17)	$(0.28)	$0.13

Weighted-average shares used to compute net income (loss) per share attributable to common stockholders(3):
Basic	28,051	29,040	31,388

Diluted	28,051	29,040	36,293

Pro forma net income per share(4):
Basic:			$0.22

Diluted:			$0.20

Weighted average number of shares used in computing pro forma net income per share(4):
Basic			54,272

Diluted			59,177

(1)
We recorded an estimated charge of $5.4 million during the year ended December 31, 2010 related to legal settlements, of which $4.6 million was included as part of general and administrative expenses and $0.8 million was recorded as a reduction of revenues. The ultimate costs of resolving these matters are dependent on a number of factors, including actual claims made by, participation rates of, and the resulting payments, if any, to the class members. Any difference between the amount accrued and the ultimate costs of these matters will be recognized as an additional or lower expense in the period in which the matters are resolved. If the actual costs of these matters are higher than the amount we estimated, this difference could have a material adverse effect on our business, operating results, cash flows and financial condition. See Note 6 to our consolidated financial statements included elsewhere in this prospectus for a full discussion of this legal settlement accrual.

(2)
Stock-based compensation expense included in the above line items:

	Year Ended December 31,
	2009	2010	2011
	(in thousands)
Cost of services	$200	$178	$155
Sales and marketing	124	46	56
Technology and development	114	155	133
General and administrative	699	929	600

Total stock-based compensation expense	$1,137	$1,308	$944

(3)
See Note 2 to our consolidated financial statements included elsewhere in this prospectus for a description of the method to compute basic and diluted net income (loss) per share attributable to common stockholders.

(4)
Unaudited basic and diluted pro forma net income per share has been calculated assuming the conversion of all outstanding shares of our redeemable convertible preferred stock (using the if-converted method) into 22,884,000 shares of our common stock as though the conversion had occurred on January 1, 2011. See Note 2 to our consolidated financial statements included elsewhere in this prospectus.

	Year Ended December 31,
	2009	2010	2011
	(in thousands, except percent data)
Key Metrics(1):
Number of orders placed(2)	408	436	490
Number of subscribers(3)	47	116	228
Subscription revenues as a percentage of total revenues	5%	9%	18%

(1)
For additional information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics."

(2)
This metric represents total customer orders placed in the period, which may include one or more services purchased at the same time.

(3)
This metric includes total paid and free subscribers at the end of a period.

	As of December 31,
	2010	2011 Actual	2011 Pro Forma(1)	2011 Pro Forma As Adjusted(1)(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$19,169	$27,108	$27,108
Working capital (deficit)	(5,905)	(2,316)	(2,316)
Total assets	35,629	53,501	53,501
Total liabilities	46,488	50,620	50,620
Redeemable convertible preferred stock	58,649	62,691	—
Total stockholders' equity (deficit)	(69,508)	(59,810)	2,881

(1)
The pro forma consolidated balance sheet data gives effect to the automatic conversion of all outstanding shares of convertible preferred stock into an aggregate of 22,884,000 shares of common stock.

(2)
The pro forma as adjusted consolidated balance sheet data gives effect to (i) the pro forma adjustments described in footnote (1) above and (ii) the sale of                        shares of common stock in this offering by us at an assumed initial public offering price of $            per share (the mid-point of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Adjusted EBITDA

        To provide investors and others with additional information regarding our financial results, we have disclosed in the table below and within this prospectus Adjusted EBITDA, a non-GAAP financial measure. We define Adjusted EBITDA as net income (loss) plus interest and other expense, net; income tax provision (benefit); certain non-cash charges, including depreciation, amortization and stock-based compensation; and loss from legal settlements. Our non-GAAP Adjusted EBITDA financial measure differs from GAAP in that it excludes certain items of income and expense. Adjusted EBITDA or the equivalent is frequently used by securities analysts, investors and others as a common financial measure of operating performance.

        Adjusted EBITDA is one of the primary measures used by our management and board of directors to understand and evaluate our financial performance and operating trends, including period to period comparisons, to prepare and approve our annual budget and to develop short and long term operational plans. Additionally, Adjusted EBITDA is one of the key measures used by the compensation committee of our board of directors to establish the target for and ultimately pay our annual employee bonus pool for virtually all bonus eligible employees. We also frequently use Adjusted EBITDA in our discussions with investors, commercial bankers and other users of our financial statements.

        Management believes Adjusted EBITDA reflects our ongoing business in a manner that allows for meaningful period to period comparisons and analysis of trends. In particular, in calculating Adjusted EBITDA, we exclude certain income and expense items that we believe are not directly attributable to the underlying performance of our business, or are the result of long-term investment decisions in previous periods rather than day-to-day operating decisions, and may be used in future decisions for expansion and acquisition opportunities.

        Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

  •
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

  •
  Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

  •
  Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;

  •
  Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us;

  •
  Adjusted EBITDA does not include losses associated with, or reflect the cash requirements for, legal settlements; and

  •
  other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

        Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net income (loss) and our other GAAP results. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

        The following table presents a reconciliation of net income (loss) to Adjusted EBITDA for each of the periods indicated:

	Year Ended December 31,
	2009	2010	2011
	(in thousands)
Net income (loss)	$(640)	$(4,024)	$12,123
Interest and other expense, net	33	15	153
Income tax provision (benefit)	311	282	(5,998)
Depreciation and amortization	2,937	3,509	4,562
Stock-based compensation	1,137	1,308	944
Loss from legal settlements	—	5,359	—

Adjusted EBITDA	$3,778	$6,449	$11,784

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus, before deciding whether to invest in shares of our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of the following risks are realized, our business, results of operations, financial condition and future prospects could be materially and adversely affected. In that event, the price of our common stock could decline, and you could lose part or all of your investment.

Risks Relating To Our Business

Our business and services subject us to complex and evolving U.S. and foreign laws and regulations regarding the unauthorized practice of law, or UPL, legal document processing and preparation, legal plans, privacy and other matters. These laws and regulations may result in claims, changes to or discontinuance of some of our services, potential liabilities or additional costs that could have a material adverse effect on our business, results of operations, financial condition and future prospects.

        Our business involves providing services that meet the legal needs of our customers and, as a result, is subject to a variety of complex and evolving U.S. and foreign laws and regulations, including the following:

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  Our business model includes the provision of services that represent an alternative to traditional legal services, which subjects us to allegations of UPL. UPL generally refers to an entity or person giving legal advice who is not licensed to practice law. However, laws and regulations defining UPL, and the governing bodies that enforce UPL rules, differ among the various jurisdictions in which we operate. We are unable to acquire a license to practice law in the United States, or employ licensed attorneys to provide legal advice to our customers, because we do not meet the regulatory requirement of being exclusively owned by licensed attorneys. We are also subject to laws and regulations that govern business transactions between attorneys and non-attorneys, including those related to the ethics of attorney fee-splitting and the corporate practice of law.

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  Regulation of legal document processing and preparation services varies among the jurisdictions in which we conduct business.

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  Regulation of our legal plans varies considerably among the insurance departments, bar associations and attorneys general of the particular states in which we offer, or plan to offer, our legal plans. In addition, some states may seek to regulate our legal plans as insurance or specialized legal service products.

        Additionally, we are required to comply with laws and regulations related to privacy and the storing, use, processing, disclosure and protection of personal information and other customer data.

        Our business operations also subject us to laws and regulations relating to general business practices and the manner in which we offer our services to customers subjects us to various consumer laws and regulations, including false advertising and deceptive trade practices.

        The scope of these laws and regulations are often vague and broad, and their applications and interpretations are often uncertain and conflicting. Compliance with these disparate laws and regulations requires us to structure our business and services differently in certain jurisdictions. We dedicate significant management time and expense to dealing with these issues and expect that these issues will continue to be a significant focus as we expand into other services and jurisdictions, including those outside the United States.

        In addition, any failure or perceived failure by us to comply with applicable laws and regulations may subject us to regulatory inquiries, claims, suits and prosecutions. We have incurred in the past, and expect to incur in the future, costs associated with responding to, defending and settling such proceedings, particularly those related to UPL, and the provision of our services more generally. We can give no assurance that we will prevail in such regulatory inquiries, claims, suits and prosecutions on commercially reasonable terms or at all. Responding to, defending and/or settling regulatory inquiries, claims, suits and prosecutions may be time-consuming and divert management and financial resources or have other adverse effects on our business. A negative outcome in any of these proceedings may result in changes to or discontinuance of some of our services, potential liabilities or additional costs that could have a material adverse effect on our business, results of operations, financial condition and future prospects.

If we fail to provide high quality services, customer care and customer experience and add new services that meet our customers' expectations, we may not be able to attract and retain customers.

        The quality and value of our services, customer care and customer experience, as well as the quality of the services provided by the licensed attorneys who participate in our legal plan network, are critical to our ability to attract and retain customers. We have made substantial investments in developing our website, interactive legal documents, customer relationship management, automated supply chain and fulfillment, integrated digital workflow management and other dynamic online processes that comprise our online legal platform to improve the quality of our services, customer care and customer experience. We also intend to add new services such as our legal plans and enhance our existing services. We may fail to attract new customers or lose existing customers if these or future development efforts or services fail to meet changing customer preferences on a timely basis or if the licensed attorneys who participate in our legal plan network fail to provide high quality services, customer care and customer experience. If we are unable to attract new customers or lose existing customers, our business, revenues, results of operations, financial condition and future prospects would be adversely affected.

Our business model is evolving from a transaction model to a combined transaction and subscription model. If a sufficient number of our existing and new customers do not become subscribers, our business, revenues, results of operations and future prospects would be adversely affected.

        Our revenues have historically been derived mostly from providing business formation, estate planning and other interactive legal documents to our customers for a one-time fee. In 2010, we began offering subscription legal plans for small businesses and consumers. Providing access to attorneys in a legal plan network to small businesses and consumers via the Internet is in large part commercially untested. We have invested, and intend to continue to invest, in expanding our subscription services for small businesses and consumers, including continuing to develop technology and infrastructure to support our legal plans and attorney network and expanding our sales and marketing efforts, particularly to promote legal plans and our brand. We expect our total operating expenses to increase in the foreseeable future as a result of continued investments in our subscription legal plan services. These investments will occur in advance of realizing any benefit from such investments, and therefore it may be difficult for us to determine if we are effectively allocating resources in these areas. In addition, we cannot predict whether sufficient numbers of our existing or new customers will subscribe to our legal plans or other subscription services. If we are unable to attract new subscribers to grow our legal plan services or our existing subscribers cancel their legal plan or other subscriptions, or if we are unable to attract attorneys to our legal network, our revenues, results of operations and future prospects would be adversely affected.

Our business depends on a strong brand and reputation. If we fail to successfully promote and maintain our brand and reputation, or if we incur excessive expenses in doing so, our business, revenues and results of operations may be adversely affected.

        We believe our brand has contributed to the success of our business and we have made substantial investments to build and strengthen our brand and reputation. Maintaining and enhancing the LegalZoom brand and our reputation is critical to growing and retaining our customer base. Regulatory proceedings, consumer claims, litigation, customer complaints or negative publicity through word-of-mouth, social media outlets, blogs, the Better Business Bureau and other sources related to our business practices, services, customer care, data privacy, security issues, or reputation of our endorsers irrespective of their validity, could diminish confidence in our services and adversely affect our brand and reputation and our ability to attract and retain customers. In addition, maintaining and enhancing our brand and reputation may require us to incur significant expenses and make substantial investments, which may not be successful. If we fail to successfully promote and maintain our brand and reputation, or if we incur excessive expenses in doing so, our business, revenues and our results of operations may be adversely affected.

If our marketing efforts are unsuccessful, our ability to attract new customers or retain existing customers to our services may be adversely affected, which may adversely affect our business, revenues, results of operations and future prospects.

        Our ability to attract new customers and retain existing customers to our services depends in large part on the success of our marketing channels. Our primary marketing channels to generate traffic for our website include search engine marketing, television and radio.

        We rely on both algorithmic and paid listing Internet search results to drive customer traffic to our website. Algorithmic listings are determined and displayed solely by a set of formulas designed by Internet search engine companies, such as Google and Bing. Paid listings can be purchased and then are displayed if particular words or terms are included in a customer's Internet search. We bid on words or terms we expect customers will use to search for our services in the search engine's auction system for preferred placement on its results page. Placement in paid listings is generally not determined solely on the bid price, but also takes into account the search engines' assessment of the quality of the website featured in the paid listing and other factors. Our ability to maintain or increase customer traffic to our website from Internet search engines is not entirely within our control. For example, Internet search engines sometimes revise their algorithms to optimize their search result listings or maintain their internal standards and strategies. Changes in search algorithms could cause our websites to receive less favorable placement and reduce traffic to our website. In addition, we bid for paid listings against our competitors and third parties that may outbid us for preferred placement, which could adversely impact advertising efficiency and customer acquisition efforts. If competition for paid listings increases, we may be required to increase our marketing expenses or reduce the number or prominence of these paid listings. If we reduce our Internet search engine advertising, the number of customers who visit our website could decline significantly.

        In our radio advertising, we currently rely heavily on the use of advertisements featuring exclusive endorsements from prominent on-air radio personalities to drive prospects to our website. A loss of our relationships with, or decline in the reputation or effectiveness of, any endorser could reduce our prospective traffic or harm our brand.

        A reduction or loss of any of our advertising channels may adversely affect our ability to attract new customers to our services, which could adversely affect our business, revenues, results of operations and future prospects.

If we fail to safeguard our customers' information and privacy, our brand and reputation may be harmed, customers may curtail or stop using our services and we may face claims and potential liabilities, which could adversely affect our business, results of operations, financial condition and future prospects.

        Our online legal platform involves the receipt, use, storage, processing and transmission of information from and about our customers, some of which may be personal or confidential. We rely on encryption and authentication technology licensed from third parties to secure the storage and transmission of customer information. Sophistication of intrusion techniques used to gain unauthorized access to or sabotage systems change frequently and are generally not recognized until launched against a target. We may be unable to anticipate these techniques or implement adequate preventative measures. Third parties may also attempt to fraudulently induce our employees or customers to disclose information in order to gain access to customer information. A third party that is able to circumvent our security measures could misappropriate customer or proprietary information or cause interruptions in our business and operations. Computer malware, viruses, hacking and phishing attacks, and spamming could also harm our business and operations. If an actual or perceived breach of our security measures occurs as a result of third-party action, employee error, malfeasance or otherwise, our brand and reputation may be harmed, customers may curtail or stop using our services and we may face claims and potential liabilities, which could adversely affect our business, results of operations, financial condition and future prospects.

Our business is subject to seasonal fluctuations that may cause our results of operations to vary from period to period.

        Many of the factors that contribute to seasonal fluctuations in our results of operations are out of our control. We have experienced, and expect that we will continue to experience, seasonality in the number of orders placed. Customers tend to place a higher number of orders in the first quarter of the year as we believe the demand for forming businesses is the highest at the beginning of the year. Further seasonality is reflected in the timing of our revenue recognition in the second quarter, when we typically recognize a high amount of revenues from orders placed in the first quarter but fulfilled in the second quarter. Also, we generally see demand for our services decline around the beginning of the third quarter with summer vacations and in the last two months of the fourth quarter around the winter holidays. We expect this seasonality to continue into the future, which may cause period to period fluctuations in certain of our operating results and financial metrics and thus limit our ability to predict our future results.

We expect to face increasing competition in the online and offline legal services markets from law firms, solo attorneys, online legal document services, national legal plans and other service providers and our failure to effectively compete with these providers may adversely affect our business, results of operations, financial condition and future prospects.

        We face intense competition from law firms and solo attorneys, online legal document services, national legal plans and other service providers. The online legal document services market is evolving rapidly and is becoming increasingly competitive. Other companies that focus on the online legal document services market, such as BizFilings, RocketLawyer, and The Company Corporation, and law firms that may elect to pursue the online legal document services market, can and do directly compete with us. Law firms and solo attorneys, who provide in-person consultations and are able to provide direct legal advice that we cannot offer due to laws and regulations regarding UPL, compete with us offline and have and may develop competing online legal services. We also compete with several national legal plans, including Hyatt Legal Plans (a MetLife company), ARAG and LegalShield. Many legal plan competitors have focused on employer-sponsored markets or have acquired customers through in-person multi-level marketing. At least one of these competitors, LegalShield, has recently rebranded itself from a multi-level marketing operation to a direct-to-consumer operation that more closely competes with our legal plans. Other legal plan companies may similarly decide to migrate into the direct-to-consumer market and offer plans that compete with ours. We compete in the registered agent services business with several companies, including

CT Corporation and Corporation Services Company, and these competitors have extensive experience in this market.

        Our competitors, whether they are online legal document providers, legal plan providers, law firms or solo attorneys, may also be developing innovative and cost-effective services that target our existing and potential customers. We expect to face increasing competition from offline and online legal services providers in our market, and our failure to effectively compete with these providers may adversely affect our business, results of operations and future prospects.

If we are unable to effectively manage and minimize errors, failures, interruptions or delays caused by third parties, or if our third-party service providers cease to do business with us, our ability to deliver services to our customers, business, brand and reputation and results of operations may be adversely affected.

        We rely on third parties to fulfill portions of the services we offer and to support our operations. For example, we rely on government agencies, including secretary of state offices and the United States Patent and Trademark Office, to process business formation documents and intellectual property applications. If these agencies are unable to process submissions in a timely manner, our brand and reputation may be adversely affected or customers may seek other avenues for their business formation or intellectual property needs. We have other third parties who fulfill our services, including the independent attorneys in our legal plan network. If we cannot attract additional, qualified attorneys into our legal plan network to service the needs of our legal plan subscribers, we may not be able grow our legal plan subscription business effectively and our business, revenues, results of operations and future prospects may be adversely affected. Our data centers, which host many facets of our online legal platform, are also operated out of third-party facilities, and we rely on third-party technology licenses for many aspects of our operations. We exercise limited control over these third parties, which increases our vulnerability to problems with the products and services they provide for us. These third parties may also be subject to financial issues and other unanticipated problems or events. Delays in the services provided by the third parties we rely on could result in deferred revenue recognition. If we are unable to effectively manage and minimize errors, failures, interruptions or delays caused by third parties, or if our third-party service providers cease to do business with us, our ability to deliver services to our customers, business, brand and reputation and results of operations may be adversely effected.

If we fail to effectively manage our growth, our business, brand and reputation, results of operations and financial condition may be adversely affected.

        We have experienced, and continue to experience, rapid growth in headcount and operations, which has placed, and will continue to place significant demands on our management team and our operational and financial infrastructure. As we continue to grow, we must effectively integrate, develop and motivate a large number of new employees, and maintain the beneficial aspects of our corporate culture. To attract top talent, we have had to offer, and believe we will need to continue to offer, highly competitive compensation packages before we can validate the productivity of those employees. The risks of over-hiring or over compensating and the challenges of integrating a rapidly growing employee base into our corporate culture are exacerbated by our expected international expansion.

        Additionally, if we do not effectively manage our growth, the quality of our services could suffer, which could adversely affect our business, brand and reputation, results of operations and financial condition. If operational, technology and infrastructure improvements are not implemented successfully, our ability to manage our growth will be impaired and we may have to make significant additional expenditures to address these issues. To effectively manage our growth, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. This will require that we refine our information technology systems to maintain effective online services and enhance information and communication systems to ensure that our employees effectively communicate with each other and our growing base of customers. These system enhancements and improvements will require significant incremental and ongoing capital expenditures and allocation of valuable management and employee resources. If we fail to implement these improvements and maintenance programs effectively, our ability to manage our expected growth and comply with the rules and regulations that are applicable to publicly reporting companies will be impaired and we may incur additional expenses.

        We expect to invest significant resources in pursuing opportunities in new products and markets and expect our expenses to increase as we broaden our customer base, hire additional employees and expand internationally. Historically, our costs have increased each year due to new opportunities and investments in technology, and we expect these costs to increase including as a result of additional investments in software licenses and data centers to support our anticipated future growth. Our expenses may be greater than we anticipate, and our investments to make our business and our online legal platform more efficient may not be successful. In addition, we may increase marketing, sales, and other operating expenses to grow and expand our operations and to remain competitive. Increases in our costs may adversely affect our results of operations and financial condition.

We may be unsuccessful in expanding our operations internationally, which may adversely affect our business, results of operations, financial condition and future prospects.

        We are considering expanding our operations internationally in the near term, which may not be successful. Expanding internationally may subject us to new risks or increase risks that we currently face, including risks associated with:

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  entering into strategic transactions, acquisitions or joint ventures to establish our presence in international markets;

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  developing and customizing services that conform to the local legal systems to address the needs of small businesses and consumers in international markets;

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  difficulties in developing and marketing our services and brand as a result of language and cultural differences;

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  competition from local legal service providers;

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  compliance with varied, unfamiliar, unclear and changing laws and regulations, including consumer protection data protection and privacy laws;

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  recruiting and retaining talented and capable employees;

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  currency exchange rate fluctuations;

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  political, economic and social instability in some countries;

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  potential adverse tax consequences;

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  higher costs of doing business internationally;

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  negotiating economically beneficial agreements with local vendors and strategic partners;

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  the inability to extend proprietary rights in our brand, content or technology into new jurisdictions;

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  implementing alternative payment methods to comply with local laws and practices and prevent fraud, higher levels of credit risk and payment fraud;

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  protectionist laws and business practices that favor local businesses in some countries; and

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  delays and interruptions to our business in the United States.

        As a result of these obstacles, we may find it difficult or prohibitively expensive to expand internationally, and we may be unsuccessful in our attempt to do so, which may adversely affect our business, results of operations, financial condition and future prospects.

Adverse application of existing tax laws, rules or regulations or implementation of new unfavorable laws, rules or regulations, could adversely affect on our business, results of operations and financial condition.

        The application of domestic and international sales, use, occupancy, value-added, payroll and other tax laws, rules and regulations to our services is subject to interpretation by the applicable authorities. We currently pay sales or other transaction taxes for certain services in jurisdictions where we do business. A successful assertion by any state, local jurisdiction or country that we should be paying sales or other transaction taxes on services with respect to which we have not been paying such taxes, or the imposition of new laws requiring the payment of sales or other transaction taxes on services in which we do not currently pay such taxes, or increase in the tax rates, or some combination of the foregoing, could result in substantial increase in our sales and other transaction taxes, create increased administrative burdens or costs, discourage customers from purchasing services from us, decrease our ability to compete or otherwise adversely affect our business, results of operations and financial condition.

        The current administration in the United States has publicly stated that international tax reform is a priority, and key members of the United States Congress have conducted hearings and proposed new legislation in that area. Recent changes to U.S. tax laws, including limitations on the ability of taxpayers to claim and use foreign tax credits and the deferral of certain tax deductions until earnings outside of the United States are repatriated to the United States, as well as changes to applicable tax laws that may be enacted in the future, could impact the tax treatment of our foreign earnings. Given our plans to expand internationally in the near term, any changes in the U.S. taxation of such activities may increase our worldwide effective tax rate which could adversely affect our business, results of operations and financial condition.

We depend on top talent, including our senior management team, to grow and operate our business, and if we are unable to hire, retain and motivate our employees, we may not be able to grow effectively which may adversely affect our business and future prospects.

        Our future success will depend upon our continued ability to identify, hire, develop, motivate and retain top talent. Competition for such talent is intense. If we are not able to effectively attract and retain quality employees, our ability to achieve our strategic objectives will be adversely impacted, our brand or reputation could suffer and our business will be adversely affected. Our ability to execute efficiently depends upon contributions from all of our employees, in particular our chief executive officer, John Suh, and the rest of our senior management team. Key institutional knowledge remains with a small group of long-term employees and directors whom we may not be able to retain. In addition, from time to time, there may be changes in our senior management team that may be disruptive to our business. If our senior management team, including any new hires that we may make, fails to work together effectively and execute our plans and strategies on a timely basis, our business and future prospects may be adversely affected.

We may not effectively ensure that our website is accessible and any significant disruption in our online services could adversely affect our business, brand and reputation, results of operations, financial condition and future prospects.

        A key element of our continued growth is the ability of our customers to access our website and our ability to fulfill orders. Our systems may not be adequately designed with the necessary reliability to avoid performance delays, disruptions or outages that could be harmful to our business. At times we have experienced, and may in the future experience, website disruptions, outages, and other performance problems due to a variety of factors, including infrastructure maintenance, human or software errors, capacity constraints, denial of service, fraud or security attacks. In some instances, we may not be able to identify the cause or causes of these website performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve our website performance, especially during peak usage times, if the number of online services we offer increases, our services become more complex, or our customer traffic grows. If our website is unavailable when customers attempt to access it, our customers may seek other solutions to address their legal needs and may not return to our website in the future. To the extent that we do not effectively address future capacity constraints, upgrade our systems as needed and continually develop our online legal platform to accommodate actual and anticipated technology changes, our business, brand and reputation, results of operations, financial condition and future prospects could be adversely affected.

        Our product fulfillment locations and data centers are vulnerable to damage or interruption from natural disasters, power losses, telecommunication failures, terrorist attacks, human errors, break-ins and similar events. The occurrence of a natural disaster or other unanticipated problems at our facilities could result in lengthy interruptions in our services. We may not be able to efficiently relocate our fulfillment and delivery operations due to disruptions in service if one of these events occurs and our insurance coverage may be insufficient to compensate us for such losses. Because the Los Angeles area is located in an earthquake fault zone, we are particularly sensitive to the risk of damage to, or total destruction of, our primary office and one of our key fulfillment and delivery centers. We are not insured against any such loss or expense that may result from a disruption to our business due to earthquakes, which, if incurred, could adversely affect our business, results of operations and financial condition.

We are involved in several litigation matters that are expensive and time consuming, and, if resolved adversely, could harm our business, brand and reputation, financial condition or results of operations.

        We are involved in several lawsuits brought by customers alleging that we engage in the unauthorized practice of law or otherwise violate the law. The plaintiffs in these actions generally seek disgorgement, monetary damages, penalties, and/or injunctive relief. For example, class action lawsuits were filed against us in California state court in September 2009 and March 2010 alleging, primarily, that we failed to comply with the California Legal Document Assistance Act, engaged in unfair business practices and made misrepresentations in our business operations. Between the cases, plaintiffs sought to have all contracts between LegalZoom and its customers for the prior four years declared void, a return of all revenues generated from these customers, punitive damages, penalties and injunctive relief. A statewide class action lawsuit was filed against us in Missouri state court in December 2009, alleging that we were engaged in the unauthorized practice of law and had violated the Missouri Merchandising Practices Act and seeking damages of five years of fees charged to Missouri customers with the fees from the two years immediately preceding the complaint trebled and an injunction enjoining us from continued operation in Missouri. While we have denied and continue to deny all of the allegations and claims asserted in these lawsuits, without admitting liability, and to avoid additional legal costs to defend these matters, we signed settlement agreements to resolve the claims in the California cases in June 2011 and the Missouri case in August 2011. The maximum possible aggregate loss for these matters is approximately $16 million. The ultimate cost of these two pending settlements are dependent on a number of factors, including the resolution of any appeals of the approved settlements, and actual claims made by, and the resulting payments to, the class members. We have reasonably estimated the collective range of aggregate probable losses for these matters to be between approximately $5.4 million and $7 million and, in accordance with GAAP, have accrued $5.4 million, the low end of the range. The ultimate resolution of these matters could result in an estimated loss of up to $1.6 million in excess of the amounts accrued based on the range of reasonably estimated probable losses. The range of loss has been estimated based on an analysis of numerous factors, including possible claim amounts within the class, whether the claim amounts are payable in-kind or in cash, the date when the services subject to the class were sold, comparable, class action settlement and redemption rate statistics and experience available from other companies for similar types of settlements, and the claims rates to date. The determination of the probability of loss and the range of loss requires significant judgment.

        We anticipate that we will continue to be a target for such lawsuits in the future. Any litigation to which we are a party may result in an onerous or unfavorable judgment that may not be reversed upon appeal, or we may decide to settle lawsuits on unfavorable terms. In addition, defending these claims is costly and can impose a significant burden on management and employees, and we may receive unfavorable preliminary or interim rulings in the course of litigation. Any such negative outcome could result in payments of substantial monetary damages or fines, adverse effects on the market price of our common stock or changes to our products or business practices, and accordingly our business, brand and reputation, financial condition, or results of operations could be materially and adversely affected.

If we fail to adequately protect our website from computer malware, viruses, hacking, phishing and denial-of-service attacks, our brand and reputation and our ability to retain existing customers and attract new customers could be harmed.

        Computer malware, viruses, hacking, phishing and denial-of-service attacks have become more prevalent in the online services industry. Denial-of-service attacks have occurred on our systems in the past, and may occur on our systems in the future. Any failure to maintain performance, reliability, security, and availability of our interactive legal documents services and online technology platform to the satisfaction of our customers may harm our brand and reputation and our ability to retain existing customers and attract new customers, which could adversely affect our business, results of operations and financial condition.

If we are unable to adequately protect our intellectual property to prevent unauthorized use or appropriation, the value of our brand and other intangible assets, as well as our business, results of operations, financial condition and future prospects may be adversely affected.

        We rely and expect to continue to rely on confidentiality and license agreements with our employees, consultants and third parties, and on trademark, copyright, trade secret, and domain name protection laws, to protect our proprietary rights. In the United States and internationally, we have filed applications to protect elements of our intellectual property. We have no issued patents or pending patent applications. Third parties may knowingly or unknowingly infringe on or challenge our proprietary rights, and pending and future trademark or other intellectual property applications may not be approved. In addition, effective intellectual property protection may not be available in every country in which we operate or intend to operate our business. In these cases, we may expend significant time and expense to prevent infringement and enforce our rights. We cannot assure you that others will not offer services or concepts that are substantially similar to ours and compete with our business. If the protection of our proprietary rights is inadequate to prevent unauthorized use or appropriation, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our services, business practices or operations which may have an adverse effect on our business, results of operations, financial condition and future prospects.

We may in the future become party to lawsuits and other intellectual property rights claims that are expensive and time consuming, and, if resolved adversely, could adversely affect our business, results of operations and financial condition.

        As we face increasing competition and gain an increasingly high profile, including in connection with our initial public offering, third parties may make intellectual property claims, file lawsuits or initiate other proceedings against us. In addition, we may introduce new services, including in areas where we currently do not compete, which could increase our exposure to intellectual property claims. Defending against lawsuits and other intellectual property claims is costly and can place a significant burden on management and employees. If claims are made against us, there can be no assurances that favorable final outcomes will be obtained and, if resolved adversely, may result in changes to or discontinuance of some of our services, potential liabilities or additional costs which could adversely affect our business, results of operations and financial condition.

We are subject to risks related to accepting credit and debit card payments that may harm our business or expose us to additional costs and liabilities.

        We accept payments from our customers primarily through credit and debit card transactions. For credit and debit card payments, we pay interchange and other fees, which may increase over time and raise our operating costs and lower profitability. We rely on a third party to provide payment processing services, including the processing of our credit and debit card transactions, and it could interrupt our business if this third party becomes unwilling or unable to provide these services to us. If our processing vendor has problems with our billing software, or the billing software malfunctions, we could lose customers who subscribe to our legal plans, registered agent services and other subscription services, which could decrease our revenues. In addition, if our billing software fails to work properly and, as a result, we do not automatically charge our subscribers' credit cards on a timely basis or at all, our revenues could be adversely affected.

        We are also subject to payment card industry rules, certification requirements and rules governing electronic funds transfer, any of which could change or be reinterpreted to make it more difficult for us to comply. Our failure to comply fully with these rules or requirements may subject us to fines, higher transaction fees, penalties, damages, and civil liability and may result in the loss of our ability to accept credit and debit card payments, which could have a material adverse effect on our business, results of operations and financial condition.

        As we expand our business to jurisdictions outside the United States, we may be required to explore and adopt new payment methods and processes. This may require the development of software or application for licenses for billing and collection purposes. Our failure to timely and efficiently adopt those new methods and implement new processes could adversely affect our business, results of operations, financial condition and future prospects.

We are an "emerging growth company," and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

        We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our common stock held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

        Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourself of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may decline.

        As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, beginning with our 2013 annual report on Form 10-K to be filed in 2014, we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We are in the process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation, which process is time consuming, costly, and complicated. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 10-K following the date on which we are no longer an "emerging growth company," which may be up to five full years following the date of this offering. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission, or the SEC, or other regulatory authorities, which could require additional financial and management resources.

The requirements of being a public company may strain our resources and divert management's attention.

        As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the New York Stock Exchange, or the NYSE, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an "emerging growth company." The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results.

        As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

        We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

Risks Relating to Our Common Stock

The market price of our common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price, if at all.

        The initial public offering price for our common stock will be determined through negotiations between the underwriters and us and may vary from the market price of our common stock following our initial public offering. If you purchase shares of our common stock in this offering, you may not be able to resell those shares at or above the initial public offering price, if at all. We cannot assure you that the initial public offering price of our common stock, or the market price following this offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to this offering. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

  •
  actual or anticipated fluctuations in our revenues and results of operations;

  •
  the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

  •
  increase or loss of customers;

  •
  fluctuations in product sales mix;

  •
  changes in our pricing strategy or those of our competitors;

  •
  developments in new legislation and pending lawsuits or regulatory actions, including interim or final rulings by judicial or regulatory bodies;

  •
  lawsuits threatened or filed against us;

  •
  actual or anticipated changes in our growth rate relative to those of our competitors;

  •
  announcements of technological innovations or new services offered by us or our competitors;

  •
  announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital-raising activities or commitments;

  •
  additions or departures of key personnel;

  •
  actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or investor expectations;

  •
  fluctuations in the valuation of companies perceived by investors to be comparable to us;

  •
  additional shares of our common stock being sold into the market by us or our existing stockholders or the anticipation of such sales, including if existing stockholders sell shares into the market when applicable "lock-up" periods end;

  •
  price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

  •
  other events or factors, including those resulting from war or incidents of terrorism, or responses to these events; and

  •
  general economic and market conditions.

        Furthermore, the stock markets recently have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our common stock. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could adversely affect our business, results of operations and financial condition.

Future sales of our common stock in the public market could cause the price of our common stock to decline.

        Sales of a substantial number of shares of our common stock in the public market after our initial public offering, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. After this offering, we will have outstanding                        shares of common stock, based on the number of shares of our common stock outstanding as of December 31, 2011. This number includes                        shares that we and the selling stockholders are selling in this offering, and assumes no additional exercise of outstanding options.

        All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended or the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act. The remaining                        shares of our common stock outstanding after this offering, based on shares outstanding as of December 31, 2011, will be restricted as a result of securities laws, lock-up agreements or other contractual restrictions that restrict transfers for at least 180 days after the date of this prospectus, subject to certain extensions.

        Morgan Stanley & Co. LLC and Merrill, Lynch, Pierce, Fenner & Smith Incorporated may permit our executive officers, our directors, and the selling stockholders to sell shares prior to the expiration of the restrictive provisions contained in the "lock-up" agreements with the underwriters. In addition, we may, with the written consent of Morgan Stanley & Co. LLC and Merrill, Lynch, Pierce, Fenner & Smith Incorporated, permit our employees and current stockholders who are subject to market standoff agreements or arrangements with us and who are not subject to a lock-up agreement with the underwriters to sell shares prior to the expiration of the restrictive provisions contained in those market standoff agreements or arrangements.

        After this offering, the holders of                        shares of common stock, or        % of our total outstanding common stock, based on shares outstanding as of December 31, 2011 and giving effect to the sale of shares by us and the selling stockholders, will be entitled to rights with respect to registration of these shares under the Securities Act pursuant to an investors' rights agreement. If these holders of our common stock, by exercising their registration rights, sell a large number of shares, they could adversely affect the market price for our common stock. If we file a registration statement for the purposes of selling additional shares to raise capital and are required to include shares held by these holders pursuant to the exercise of their registration rights, our ability to raise capital may be impaired. We intend to file a registration statement on Form S-8 under the Securities Act to register up to approximately                         million shares of our common stock for issuance under our 2000 Stock Option Plan, our 2010 Stock Incentive Plan and our 2012 Equity Incentive Plan. Once we register these shares, they can be freely sold in the public market upon issuance and once vested, subject to a 180-day lock-up period and other restrictions provided under the terms of the applicable plan and/or the option agreements entered into with option holders.

No public market for our common stock currently exists, and an active public trading market may not develop or be sustained following this offering.

        Prior to this offering, there has been no public market for our common stock. Although we expect to apply to list our common stock on the NYSE, an active trading market may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

If you purchase shares of our common stock in our initial public offering, you will experience substantial and immediate dilution.

        If you purchase shares of our common stock in our initial public offering, you will experience substantial and immediate dilution in the pro forma net tangible book value per share of $            per share as of December 31, 2011, based on an assumed initial public offering price of our common stock of $             per share, the midpoint of the price range on the cover page of this prospectus, because the price that you pay will be substantially greater than the pro forma net tangible book value per share of the common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. You will experience additional dilution upon exercise of options to purchase common stock under our equity incentive plans, if we issue restricted stock to our employees under our equity incentive plans, or if we otherwise issue additional shares of our common stock. See "Dilution."

We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

        We intend to use the net proceeds to us from this offering primarily for general corporate purposes, including working capital and capital expenditures. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments. However, we will have broad discretion over the uses of the net proceeds, and we may spend or invest them in ways that our stockholders disagree or that could adversely affect our business, results of operations and financial condition.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

        The trading market for our common stock will, to some extent, depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

We do not intend to pay dividends for the foreseeable future, which could reduce the attractiveness of our stock to some investors.

        We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases. In addition, our credit facility contains restrictions on our ability to pay dividends.

Delaware law and provisions in our amended and restated certificate of incorporation and bylaws that will be in effect at the closing of our initial public offering could make a merger, tender offer, or proxy contest difficult, thereby depressing the trading price of our common stock.

        Following the closing of our initial public offering, our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay, or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our amended and restated certificate of incorporation and bylaws that will be in effect at the closing of our initial public offering will contain provisions that may make the acquisition of our company more difficult, including the following:

  •
  our amended and restated certificate of incorporation will authorize undesignated preferred stock, the terms of which may be established, and shares of which may be issued, without stockholder approval;

  •
  require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

  •
  specify that special meetings of our stockholders can be called only by our board of directors, the Chairman of our board of directors, or our Chief Executive Officer;

  •
  establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

  •
  establish that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving three-year staggered terms;

  •
  prohibit cumulative voting in the election of directors;

  •
  provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum; and

  •
  require the approval of our board of directors or the holders of a supermajority of our outstanding shares of capital stock to amend our bylaws and certain provisions of our certificate of incorporation.

        These provisions could depress the trading price of our common stock or reduce the ability of someone to acquire the company at a premium to the trading price of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus, including the sections entitled "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains forward-looking statements. In some cases you can identify these statements by forward-looking words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "could," "would," "project," "plan," "expect" or the negative or plural of these words or similar expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

  •
  our financial performance, including our revenue, operating expenses and our ability to attain and sustain profitability;

  •
  our ability to comply with and adapt to the dynamic legal and regulatory landscape applicable to our business;

  •
  our ability to maintain, protect and enhance our brand;

  •
  our ability to continue to develop, enhance and expand our online interactive legal document services;

  •
  the success and development of our legal plans;

  •
  our ability to timely and effectively scale and adapt our existing online legal platform;

  •
  our ability to increase engagement of services by our customers;

  •
  our ability to protect our customers' information and adequately address privacy concerns;

  •
  our ability to maintain an adequate rate of revenue growth;

  •
  the effects of increased competition in our market;

  •
  our ability to effectively manage our growth;

  •
  our ability to successfully enter new markets and manage our international expansion;

  •
  costs associated with defending intellectual property infringement and other claims;

  •
  the attraction and retention of our senior management team; and

  •
  other risk factors included under "Risk Factors" in this prospectus.

        These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in "Risk Factors." Moreover, we operate in a competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

        You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

        You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

 MARKET, INDUSTRY AND OTHER DATA

        Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, on assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our services. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified any third-party information and cannot assure you of its accuracy or completeness. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors" and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

        Neither we, nor the selling stockholders, nor the underwriters, have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. Our business, financial condition, results of operations, and prospects may have changed since that date.

 USE OF PROCEEDS

        We estimate that the net proceeds to us from the sale of the shares of our common stock offered by us will be approximately $             million, based on an assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' over-allotment option to purchase additional shares in this offering is exercised in full, we estimate that our net proceeds will be approximately $             million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of common stock by the selling stockholders.

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        The principal purposes of this offering are to create a public market for our common stock and thereby enable access to the public equity markets by our employees and stockholders, obtain additional capital and increase our visibility in the marketplace. We currently intend to use the net proceeds to us from this offering primarily for general corporate purposes, including working capital and capital expenditures associated with scaling our operations, technology and infrastructure to support our growth. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments. We will have broad discretion over the uses of the net proceeds in this offering. Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings for use in the operation of our business and do not intend to declare or pay any cash dividends in the foreseeable future. Any further determination to pay dividends on our capital stock will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors considers relevant. In addition, the terms of our credit facility contain restrictions on our ability to pay dividends.

CAPITALIZATION

        The following table shows our cash and cash equivalents and our capitalization as of December 31, 2011:

  •
  on an actual basis;

  •
  on a pro forma basis, giving effect to the filing of our amended and restated certificate of incorporation and the automatic conversion of all outstanding shares of Series A redeemable convertible preferred stock, or Series A, into an aggregate of 22,884,000 shares of common stock immediately prior to the completion of this offering as if such conversion had occurred on December 31, 2011; and

  •
  on a pro forma as adjusted basis, giving effect to the pro forma adjustments described in the immediately preceding bullet, and the sale by us of                        shares of common stock in this offering, at an assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the sale of                        shares of common stock by the selling stockholders in this offering, as if this offering had occurred on December 31, 2011.

	As of December 31, 2011
	Actual	Pro Forma	Pro Forma, As Adjusted(1)
	(in thousands, except share and par value data)
Cash and cash equivalents	$27,108	$27,108	$

Series A redeemable convertible preferred stock, $0.001 par value: 7,628,000 shares authorized, issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	$62,691	$—	$
Stockholders' equity (deficit):
Preferred stock, $0.001 par value: no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—
Common stock, $0.001 par value: 66,180,000 shares authorized, 31,779,695 shares issued and 31,509,695 shares outstanding, actual; shares authorized, 54,663,695 shares issued and 54,393,695 outstanding, pro forma; and shares authorized, shares issued and outstanding, pro forma as adjusted	31	54
Additional paid-in capital	331	62,999
Treasury stock, at cost, 270,000 shares	(519)	(519)
Accumulated deficit	(59,653)	(59,653)

Total stockholders' equity (deficit)	(59,810)	2,881

Total capitalization	$2,881	$2,881	$

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) the amount of cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of shares of common stock offered by us would increase (decrease) cash and cash equivalents, and additional paid-in capital, total stockholders' equity and total capitalization by

  approximately $             million, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

          The total number of shares of our common stock reflected in the discussion and table above is based on 54,393,695 shares of common stock (including preferred stock on an as converted basis) outstanding on a pro forma basis, as of December 31, 2011, and excludes, as of December 31, 2011:

  •
  987,248 shares of common stock issuable upon the exercise of outstanding options granted pursuant to our 2000 Stock Option Plan at a weighted-average exercise price of $0.63 per share, 6,339,856 shares of common stock issuable upon the exercise of options granted pursuant to our 2010 Stock Incentive Plan at a weighted-average exercise price of $1.87 per share and 75,000 restricted stock units to be settled into shares of our common stock granted pursuant to our 2010 Stock Incentive Plan;

  •
  924,497 shares of common stock available for future issuance under our 2010 Stock Incentive Plan; and

  •
  shares of common stock, subject to increase on an annual basis, reserved for future issuance under our 2012 Equity Incentive Plan, which will become effective in connection with this offering.

DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. The historical net tangible book value of our common stock as of December 31, 2011 was a deficit of $4.0 million, or $(0.13) per share. Historical net tangible book value per share represents our total tangible assets, excluding deferred tax assets, less our total liabilities, divided by the number of shares of outstanding common stock.

        After giving effect to the (i) automatic conversion of our outstanding preferred stock into our common stock immediately prior to the completion of this offering and (ii) receipt of the net proceeds from our sale of                        shares of common stock in this offering at an assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2011 would have been $             million, or $            per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $            per share to existing stockholders and an immediate dilution of $            per share to new investors purchasing common stock in this offering.

        The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$
Net tangible book value (deficit) per share as of December 31, 2011	$(0.13)
Increase per share attributable to conversion of Series A	0.06

Pro forma net tangible book value (deficit) per share as of December 31, 2011	(0.07)
Increase per share attributable to this offering

Pro forma net tangible book value per share, as adjusted to give effect to this offering

Dilution in pro forma net tangible book value per share to new investors in this offering		$

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) the pro forma net tangible book value, as adjusted to give effect to this offering, by $            per share and the dilution to new investors by $            per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of shares of common stock offered by us would increase (decrease) the pro forma net tangible book value, as adjusted to give effect to this offering, by $            per share and the dilution to new investors by $            per share, assuming the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us. If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share of our common stock, as adjusted to give effect to this offering, would be $            per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $            per share of common stock.

        The table below summarizes as of December 31, 2011, on a pro forma as adjusted basis described above, the number of shares of our common stock, the total consideration and the average price per share (i) paid to us by existing stockholders and (ii) to be paid by new investors purchasing our common stock in this offering at an assumed initial public offering price of $            per share, the midpoint of the price

range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%

        The total number of shares of our common stock reflected in the discussion and tables above is based on 54,393,695 shares of common (including preferred stock on an as converted basis) outstanding, as of December 31, 2011, and excludes, as of December 31, 2011:

  •
  987,248 shares of common stock issuable upon the exercise of outstanding options granted pursuant to our 2000 Stock Option Plan at a weighted-average exercise price of $0.63 per share, 6,339,856 shares of common stock issuable upon the exercise of options granted pursuant to our 2010 Stock Incentive Plan at a weighted-average exercise price of $1.87 per share and 75,000 restricted stock units to be settled into shares of our common stock granted pursuant to our 2010 Stock Incentive Plan;

  •
  924,497 shares of common stock available for future issuance under our 2010 Stock Incentive Plan; and

  •
                          shares of common stock, subject to increase on an annual basis, reserved for future issuance under our 2012 Equity Incentive Plan, which will become effective in connection with this offering.

        Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to                        shares, or        % of the total number of shares of our common stock outstanding after this offering, and will increase the number of shares held by new investors to                        shares, or        % of the total number of shares of our common stock outstanding after this offering. In addition, if the underwriters' over-allotment option is exercised in full, the number of shares held by the existing stockholders after this offering would be reduced to        % of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors would increase to                        shares, or        % of the total number of shares of our common stock outstanding after this offering.

        To the extent that any outstanding options are exercised, new options are issued under our stock-based compensation plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. If all outstanding options under our 2000 Stock Option Plan and our 2010 Stock Incentive Plan as of December 31, 2011 were exercised, our existing stockholders, including the holders of these options, would own        % and our new investors would own        % of the total number of shares of our common stock outstanding upon the completion of this offering. In such event, the total consideration paid by our existing stockholders, including the holders of these options, would be approximately $             million, or        %, the total consideration paid by our new investors would be $             million, or        %, the average price per share paid by our existing stockholders would be $            and the average price per share paid by our new investors would be $            .

SELECTED CONSOLIDATED FINANCIAL DATA

        You should read the following selected historical consolidated financial data below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, related notes and other financial information included in this prospectus. The selected consolidated financial data in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

        The consolidated statements of operations data for the years ended December 31, 2009, 2010 and 2011 and the consolidated balance sheet data as of December 31, 2010 and 2011 are derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future.

	Year Ended December 31,
	2009	2010	2011
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues(1)	$103,299	$120,771	$156,066
Costs and operating expenses(2):
Cost of services	53,082	60,643	80,437
Sales and marketing	32,673	36,322	41,891
Technology and development	4,686	7,509	8,117
General and administrative(1)	13,154	20,024	19,343

Total costs and operating expenses	103,595	124,498	149,788

Income (loss) from operations	(296)	(3,727)	6,278
Interest and other expense, net	(33)	(15)	(153)

Income (loss) before income taxes	(329)	(3,742)	6,125
Income tax (provision) benefit	(311)	(282)	5,998

Net income (loss)	$(640)	$(4,024)	$12,123

Accretion of Series A redeemable convertible preferred stock	(4,035)	(4,038)	(4,042)
Net income attributable to participating securities	—	—	(3,407)

Net income (loss) attributable to common stockholders	$(4,675)	$(8,062)	$4,674

Net income (loss) per share attributable to common stockholders(3):
Basic	$(0.17)	$(0.28)	$0.15

Diluted	$(0.17)	$(0.28)	$0.13

Weighted-average shares used to compute net income (loss) per share attributable to common stockholders(3):
Basic	28,051	29,040	31,388

Diluted	28,051	29,040	36,293

Pro forma net income per share(4):
Basic			$0.22

Diluted			$0.20

Weighted average number of shares used in computing pro forma net income per share(4):
Basic			54,272

Diluted			59,177

(1)
We recorded an estimated charge of $5.4 million during the year ended December 31, 2010 related to legal settlements, of which $4.6 million was included as part of general and administrative expenses and $0.8 million was recorded as a reduction of revenues. The ultimate costs of resolving these matters are dependent on a number of factors, including actual claims made by, participation rates of, and the resulting payments, if any, to the class members. Any difference between the amount accrued and the ultimate costs of these matters will be recognized as an additional or lower expense in the period in which the matters are resolved. If the actual costs of these matters are higher than the amount we estimated, this difference could have a material adverse effect on our business, operating results, cash flows and financial condition. See Note 6 to our consolidated financial statements included elsewhere in this prospectus for a full discussion of this legal settlement accrual.

(2)
Stock-based compensation expense included in the above line items:

	Year Ended December 31,
	2009	2010	2011
	(in thousands)
Cost of services	$200	$178	$155
Sales and marketing	124	46	56
Technology and development	114	155	133
General and administrative	699	929	600

Total stock-compensation expense	$1,137	$1,308	$944

(3)
See Note 2 to our consolidated financial statements included elsewhere in this prospectus for a description of the method to compute basic and diluted net income (loss) per share attributable to common stockholders.

(4)
Unaudited basic and diluted pro forma net income per share has been calculated assuming the conversion of all outstanding shares of our redeemable convertible preferred stock (using the if-converted method) into 22,884,000 shares of our common stock as though the conversion had occurred on January 1, 2011. See Note 2 to our consolidated financial statements included elsewhere in this prospectus.

	As of December 31,
	2010	2011
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$19,169	$27,108
Working capital (deficit)	(5,905)	(2,316)
Total assets	35,629	53,501
Total liabilities	46,488	50,620
Redeemable convertible preferred stock	58,649	62,691
Total stockholders' deficit	(69,508)	(59,810)

Adjusted EBITDA

        To provide investors and others with additional information regarding our financial results, we have disclosed in the table below and within this prospectus Adjusted EBITDA, a non-GAAP financial measure. We define Adjusted EBITDA as net income (loss) plus interest and other expense, net; income tax provision (benefit); certain non-cash charges, including depreciation, amortization and stock-based compensation; and loss from legal settlements. Our non-GAAP Adjusted EBITDA financial measure differs from GAAP in that it excludes certain items of income and expense. Adjusted EBITDA or the equivalent is frequently used by securities analysts, investors and others as a common financial measure of operating performance.

        Adjusted EBITDA is one of the primary measures used by our management and board of directors to understand and evaluate our financial performance and operating trends, including period to period comparisons, to prepare and approve our annual budget and to develop short and long term operational plans. Additionally, Adjusted EBITDA is one of the key measures used by the compensation committee of our board of directors to establish the target for and ultimately pay our annual employee bonus pool for virtually all bonus eligible employees. We also frequently use Adjusted EBITDA in our discussions with investors, commercial bankers and other users of our financial statements.

        Management believes Adjusted EBITDA reflects our ongoing business in a manner that allows for meaningful period to period comparisons and analysis of trends. In particular, in calculating Adjusted EBITDA, we exclude certain income and expense items that we believe are not directly attributable to the underlying performance of our business, or are the result of long-term investment decisions in previous periods rather than day-to-day operating decisions, and may be used in future decisions for expansion and acquisition opportunities.

        Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

  •
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

  •
  Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

  •
  Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;

  •
  Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us;

  •
  Adjusted EBITDA does not include losses associated with, or reflect the cash requirements for, legal settlements; and

  •
  other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

        Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net income (loss) and our other GAAP results. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

        The following table presents a reconciliation of net income (loss) to Adjusted EBITDA for each of the periods indicated:

	Year Ended December 31,
	2009	2010	2011
	(in thousands)
Net income (loss)	$(640)	$(4,024)	$12,123
Interest and other expense, net	33	15	153
Income tax provision (benefit)	311	282	(5,998)
Depreciation and amortization	2,937	3,509	4,562
Stock-based compensation	1,137	1,308	944
Loss from legal settlements	—	5,359	—

Adjusted EBITDA	$3,778	$6,449	$11,784

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read together with "Prospectus Summary—Summary Consolidated Financial Data," "Selected Consolidated Financial Data" and our consolidated financial statements and accompanying notes included elsewhere within this prospectus. This discussion includes both historical information and forward-looking information that involves risks, uncertainties and assumptions. Our actual results may differ materially from management's expectations as a result of various factors, including but not limited to those discussed in the sections entitled "Risk Factors" and "Special Note Regarding Forward-Looking Statements."

Overview

        LegalZoom is the leading online provider of services that meet the legal needs of small businesses and consumers in the United States. We believe that we are transforming the small business and consumer legal services market by leveraging the power of technology and people. Our online legal platform enables us to deliver services at scale with a compelling combination of quality, customer care and value. Our services include a portfolio of interactive legal documents that are personalized by our customers through our dynamic online processes, as well as subscription legal plans and registered agent services.

        We developed our easy-to-use, online legal platform to make the law more accessible to small businesses and consumers. Our scalable technology platform enables the efficient creation of personalized legal documents, automates our supply chain and fulfillment workflow management, and provides customer analytics to help us improve our services. For small businesses and consumers who want legal advice, we offer subscription legal plans that connect our customers with experienced attorneys who participate in our legal plan network.

        We have served approximately two million customers over the last 10 years. In 2011, nine out of ten of our surveyed customers said they would recommend LegalZoom to their friends and family, our customers placed approximately 490,000 orders and more than 20 percent of new California limited liability companies were formed using our online legal platform. We believe the volume of transactions processed through our online legal platform creates a scale advantage that deepens our knowledge and enables us to improve the quality and depth of the services we provide to our customers.

        Our revenues consist primarily of transaction revenues and subscription revenues. We generate transaction revenues when we fulfill customer orders. We generate subscription revenues from customers who subscribe to our legal plans, registered agent services and unlimited access to our forms library. We also generate other revenues from fees we earn when our customers purchase products and services offered by certain third parties.

        Our business is evolving from primarily a transaction model to a combined transaction and subscription model. As a result, we expect that subscription revenues as a percentage of our total revenues will continue to grow for the foreseeable future. We evaluate how we market and sell transaction services to optimize our subscription business, with the ultimate objective of increasing revenues from customers through additional orders and subscriptions, which we refer to as customer lifetime value.

        We have consistently invested in building and growing our business. Other than $8.1 million of outside capital and cash provided by exercises of stock options, we have funded our operations and capital expenditures since inception from cash flows provided by operating activities.

Key Metrics

        Our management uses a number of financial and business metrics to evaluate and monitor the performance of our business, identify trends affecting our business, determine the allocation of resources and make decisions regarding our business strategies. We believe these metrics are useful to investors to understand the underlying trends in our business.

        The following charts set forth our revenues, Adjusted EBITDA and net income (loss) for each of the eight quarters ended December 31, 2011.

(1)
Adjusted EBITDA is a Non-GAAP financial measure. For a reconciliation of Adjusted EBITDA to net income (loss), the most comparable GAAP item, see "Unaudited Quarterly Results of Operations Data, Other Financial Data and Seasonality."

        The following charts set forth the number of orders placed, the number of subscribers (as of period end) and subscription revenues as a percentage of total revenues for each of the eight quarters ended December 31, 2011.

  •
  Number of Orders Placed.  This metric represents total customer orders placed in the period, which may include one or more services purchased at the same time. As part of the order, our customers can enroll in a free, 30-day trial of one or more of our subscription-based services, which does not constitute a separate order, but does create a subscriber, as defined below. We use this metric as a key indicator to measure the performance of our transaction business from period to period.

  •
  Number of Subscribers.  This metric includes total paid and free subscribers at the end of a period. Our subscription services consist primarily of our legal plans, registered agent services and unlimited access to our forms library, and can range in duration from 30 days to two years. We use this metric to measure the growth of our subscription business.

  •
  Subscription Revenues as a Percentage of Total Revenues.  This metric measures the evolution of our business model from primarily a transaction model to a combined transaction and subscription model. We have experienced rapid growth in our subscription revenues, and we expect that our subscription revenues as a percentage of total revenues will continue to increase.

Factors Affecting Our Performance

        Investment in Our Subscription Legal Plan Business.    While we have a large transaction business for online interactive legal document services, we have invested, and will continue to invest, in expanding our subscription revenues from legal plans. This includes developing technology and infrastructure to support our legal plans and attorney network and expanding our sales and marketing efforts, particularly to promote legal plans and our brand. These investments will occur in advance of realizing any benefit from such investments, and therefore it may be difficult for us to determine if we are effectively allocating resources in these areas.

        Investment in Customer Acquisition and Retention.    We have invested, and expect that we will continue to invest, in the promotion of our services through our various customer acquisition channels, including search engine marketing, television and radio to acquire new customers and grow our business. We also invest in attracting and retaining customers with an objective of increasing overall customer lifetime value through product development and customer care initiatives. We continuously evaluate how we market and sell transaction services in order to optimize our subscription business.

        Continued Adoption of Online Legal Services.    Growth in number of orders placed, number of subscribers and total revenues will depend on continued customer adoption of online interactive legal documents and legal plans. Our business depends on our ability to build and maintain customer trust in the online legal services market and on our ability to broaden the market for small business and consumer legal services. The rate of adoption of online legal services will impact our ability to acquire new customers, increase our subscribers and grow our revenues.

Key Components of our Results of Operations

  Revenues

        We generate revenues from the following sources:

        Transaction Revenues.    Transaction revenues are primarily generated from our legal document preparation services upon fulfillment of these services, as well as certain legal document preparation services that were bundled with one- and five-year document revision and vaulting services. Prior to the change in accounting guidance on how revenue recognition is applied to multiple deliverable arrangements that we adopted on January 1, 2010, the full value of these bundled services were required to be recognized as revenues ratably on a straight-line basis over the service period. Revenues are recognized upon fulfillment of services, predominantly when a completed set of documents is shipped to the customer. Transaction revenues are net of refunds, cancellations, promotional discounts, sales allowances, credit reserves and the value allocated to bundled free-trials for our subscription services.

        Subscription Revenues.    Subscription revenues are generated primarily when customers enroll in subscriptions to our legal plans, registered agent services or unlimited access to our forms library. We recognize revenues from our subscriptions ratably on a straight-line basis over the subscription term as such services are rendered. Subscription terms range from a period of 30 days to two years. Subscription revenues include the value allocated to bundled free-trials for our subscription services and are net of promotional discounts, cancellations, sales allowances, credit reserves and payments to legal plan attorneys.

        Other Revenues.    Other revenues consist primarily of fees earned from third-party providers for services provided to or leads generated for such providers through our online legal platform. We typically earn these revenues on a cost-per-click or cost-per-action basis.

        We generally collect payments and fees at the time orders are placed. We record amounts collected for services that have not been performed as deferred revenues on our consolidated balance sheet. See "—Critical Accounting Policies—Revenue Recognition" for a description of the accounting policies related to revenue recognition, including arrangements that contain multiple deliverables.

  Cost of Services

        Our cost of services include all costs of providing and fulfilling our services. Cost of services primarily include government filing fees; costs of fulfillment, customer care and inbound sales personnel and related benefits, including stock-based compensation, and costs of independent contractors for document preparation; telecommunications and data center costs, including depreciation and amortization of network computers, equipment and internal use software; printing, shipping and courier charges; credit and debit card fees; allocated overhead; legal document kit expenses; and sales and use taxes.

  Sales and Marketing

        Our sales and marketing expenses are comprised of customer acquisition media, consisting primarily of search engine marketing, television and radio; compensation and related benefits, including stock-based compensation, for marketing and outbound sales personnel; media production; public relations and other promotional activities; general business development activities; and allocated overhead. Marketing and advertising costs to promote our products and services are expensed in the period incurred. Media production costs are expensed the first time the advertisement is aired.

  Technology and Development

        Technology and development expenses consist primarily of personnel costs and related benefits, including stock-based compensation, and expenses for outside consultants. These expenses also include allocated overhead and costs incurred in the development, implementation, amortization and maintenance of internal use software, including our website, online legal platform and related infrastructure. Technology and development costs are expensed as incurred, except to the extent that such costs are associated with internal use software or website development costs that are capitalized.

  General and Administrative

        Our general and administrative expenses relate primarily to employee compensation and related benefits, including stock-based compensation, for executive and corporate personnel; professional and consulting fees; allocated overhead; and legal loss contingencies.

  Interest and Other Expense, Net

        Interest and other expense, net, consists primarily of interest expense on our capital lease obligations, amortization of deferred financing fees and annual commitment fees on our revolving line of credit.

  Income Taxes

        Our income tax (provision) benefit is comprised of current and deferred federal and state income taxes. Our current income tax provision is primarily related to state income taxes in jurisdictions where we generate taxable income. In 2011, our deferred federal and state income tax benefit was generated from the release of the valuation allowance pertaining to our federal and state net deferred income tax assets. In 2009 and 2010, we did not record any deferred income tax benefit or provision as we maintained a full valuation allowance against our federal and state net deferred income tax assets. See "—Critical Accounting Policies—Income Taxes."

Segments

        We operate in one operating segment, providing legal document preparation and related subscription services. Our chief operating decision maker is our Chief Executive Officer, who manages our operations on a consolidated basis for purposes of evaluating financial performance and allocating resources. Our Chief Executive Officer reviews separate revenue information for our transaction and subscription services. All other financial information is reviewed by him on a consolidated basis. All of our principal operations, decision-making functions and assets are located in the United States. Assets and revenues generated outside of the United States are not material for any of the periods presented.

Results of Operations

        The following table sets forth our consolidated statements of operations data for each of the periods indicated. The period-to-period comparison of financial results should not be considered as a prediction or indicative of our future results.

	Year Ended December 31,
	2009	2010	2011
	(in thousands)
Consolidated Statements of Operations Data:
Revenues(1)	$103,299	$120,771	$156,066
Costs and operating expenses(2):
Cost of services	53,082	60,643	80,437
Sales and marketing	32,673	36,322	41,891
Technology and development	4,686	7,509	8,117
General and administrative(1)	13,154	20,024	19,343

Total costs and operating expenses	103,595	124,498	149,788

Income (loss) from operations	(296)	(3,727)	6,278
Interest and other expense, net	(33)	(15)	(153)

Income (loss) before income taxes	(329)	(3,742)	6,125
Income tax (provision) benefit	(311)	(282)	5,998

Net income (loss)	$(640)	$(4,024)	$12,123

(1)
We recorded an estimated charge of $5.4 million during the year ended December 31, 2010 related to legal settlements, of which $4.6 million was included as part of general and administrative expenses and $0.8 million was recorded as a reduction of revenues. The ultimate costs of resolving these matters are dependent on a number of factors, including actual claims made by, participation rates of, and the resulting payments, if any, to the class members. Any difference between the amount accrued and the ultimate costs of these matters will be recognized as an additional or lower expense in the period in which the matters are resolved. If the actual costs of these matters are higher than the amount we estimated, this difference could have a material adverse effect on our business, operating results, cash flows and financial condition. See Note 6 to our consolidated financial statements included elsewhere in this prospectus for a full discussion of this legal settlement accrual.

(2)
Stock-based compensation expense included in the above line items:

	Year Ended December 31,
	2009	2010	2011
	(in thousands)
Cost of services	$200	$178	$155
Sales and marketing	124	46	56
Technology and development	114	155	133
General and administrative	699	929	600

Total stock-based compensation expense	$1,137	$1,308	$944

        The following table sets forth our consolidated statements of operations data as a percentage of revenues for each of the periods indicated. The period-to-period comparison of financial results should not be considered as a prediction or indicative of our future results.

	Year Ended December 31,
	2009	2010	2011
Consolidated Statements of Operations Data:
Revenues	100%	100%	100%
Costs and operating expenses:
Cost of services	51	50	52
Sales and marketing	32	30	27
Technology and development	5	6	5
General and administrative	13	17	12

Total costs and operating expenses	101	103	96

Income (loss) from operations	(1)	(3)	4
Interest and other expense, net	—	—	—

Income (loss) before income taxes	(1)	(3)	4
Income tax (provision) benefit	—	—	4

Net income (loss)	(1)%	(3)%	8%

Years Ended December 31, 2009, 2010 and 2011

  Revenues

	Year Ended December 31,
				2009 to 2010 % Change	2010 to 2011 % Change
	2009	2010	2011
	(in thousands)
Revenues by type:
Transaction revenues	$92,561	$105,491	$121,856	14%	16%
Subscription revenues	4,966	10,889	27,878	119%	156%
Other	5,772	4,391	6,332	(24)%	44%

Total revenues	$103,299	$120,771	$156,066	17%	29%

        2011 Compared to 2010.    Total revenues increased $35.3 million in 2011 as a result of increases in transaction revenues and subscription revenues. Transaction revenues increased $16.4 million in 2011 due to a 12% increase in the number of orders placed. We implemented a number of new initiatives in the fourth quarter of 2010 that we believe contributed to the overall growth in orders in 2011, including lowered pricing for certain business formation services, the introduction of flexible customer payment options for certain of our services and website enhancements that we believe improved customer experience and conversion. The increase in the number of orders placed was largely in business formation services, which tend to have a higher average order value. In addition, our revenues in 2010 also included a reduction of revenues of $0.8 million related to legal settlements described in "—Critical Accounting Policies and Estimates—Loss Contingencies" and Note 6 to our consolidated financial statements included elsewhere in this prospectus. No similar reduction to revenues was recorded in 2011.

        Subscription revenues increased $17.0 million in 2011 with a 97% increase in the number of subscribers across all of our subscription services as a result of an expansion of our services. Our registered agent services benefited from a full year of expanded in-house operations in 2011, compared to only 10 months in 2010. Additionally, our legal plan services benefitted from an increase in legal plan prices and a full year of operations in 2011, compared to a partial year in 2010. We expect our subscription revenues to continue to grow as a percentage of total revenues as we continue to transition our business from a transaction model to a combined transaction and subscription model.

        Other revenues increased $1.9 million due primarily to increased revenues from third-party products and services purchased by our customers.

        2010 Compared to 2009.    Total revenues increased $17.5 million in 2010. Transaction revenues increased $12.9 million primarily as a result of an increase in the number of orders placed and the recognition of $4.7 million of revenue from certain document preparation services due to the adoption of new revenue recognition rules as of January 1, 2010. See "Critical Accounting Policies and Estimates—Revenue Recognition." The 2010 revenue growth was partially offset by the $0.8 million reduction of revenue related to legal settlements as further described in "—Critical Accounting Policies and Estimates—Loss Contingencies" and Note 6 to our consolidated financial statements included elsewhere in this prospectus.

        Subscription revenues increased $5.9 million in 2010 primarily as a result of a 147% increase in the number of subscribers. The increase in the number of subscribers and subscription revenues was driven primarily by two factors. First, prior to 2010, we performed our registered agent services in only six states, with the remainder of the states serviced by third parties. In March 2010, we began to expand our in-house operations to perform our registered agent services in an additional 43 states and the District of Columbia. For registered agent services we perform, we recognize as revenues the full amount we charge the customer and record the related costs incurred in fulfilling those services in cost of services. For registered agent customers serviced by a third party, we recognize revenues net of the fees paid to the third party. Second, we launched both our legal plan and our forms subscriptions in 2010, with the initial offering in California in April and a further expansion to other states in August.

  Cost of Services

	Year Ended December 31,
				2009 to 2010 % Change	2010 to 2011 % Change
	2009	2010	2011
	(dollars in thousands)
Cost of services	$53,082	$60,643	$80,437	14%	33%
Percentage of total revenues	51%	50%	52%

        2011 Compared to 2010.    Cost of services increased $19.8 million in 2011 primarily due to the growth in orders placed. The increase in cost of services as a percentage of total revenues was largely attributable to the strategic decision to reduce pricing of certain business formation services in the fourth quarter of 2010. This resulted in a shift in service mix toward business formation services, which have higher associated costs of services.

        We plan to continue efforts to manage cost of services but expect total cost of services to increase as we fulfill greater volumes. However, with our business model evolving from primarily a transaction model to a combined transaction and subscription model, we expect the total cost of services as a percentage of total revenues to decrease over time as subscription services require less fulfillment labor and related costs.

        2010 Compared to 2009.    Cost of services increased $7.6 million in 2010 due to the increase in number of orders placed and expansion of operations. During March 2010, we opened a new customer service and production center in Austin, Texas, increasing both direct and allocated overhead costs by $0.7 million in 2010 as compared to 2009. We also experienced increased fulfillment costs associated with the expansion of our registered agent services business beginning in March 2010.

  Sales and Marketing

	Year Ended December 31,
				2009 to 2010 % Change	2010 to 2011 % Change
	2009	2010	2011
	(dollars in thousands)
Sales and marketing	$32,673	$36,322	$41,891	11%	15%
Percentage of total revenues	32%	30%	27%

        2011 Compared to 2010.    Sales and marketing expenses increased $5.6 million in 2011, $4.0 million of which was attributable to increased spend on customer acquisition media, including search engine marketing, television and radio. The remaining increase was primarily attributable to increase in personnel and related costs, and allocated overhead.

        We have invested, and expect that we will continue to invest, in sales and marketing. Sales and marketing expenses as a percentage of total revenues are expected to increase in the near term, as we continue to invest in building our brand, particularly to promote our legal plans. Additionally, we plan to add marketing, sales and business development personnel, develop new campaigns and continue to invest in various forms of media.

        2010 Compared to 2009.    Sales and marketing expenses increased $3.6 million in 2010, $3.4 million of which was attributable to increased spend on customer acquisition media.

  Technology and Development

	Year Ended December 31,
				2009 to 2010 % Change	2010 to 2011 % Change
	2009	2010	2011
	(dollars in thousands)
Technology and development	$4,686	$7,509	$8,117	60%	8%
Percentage of total revenues	5%	6%	5%

        2011 Compared to 2010.    Technology and development expenses increased $0.6 million in 2011. The increase was primarily attributable to increased technology hiring and resulting compensation.

        We have focused our technology and development efforts on improving and maintaining our internally-developed online technology platform, efficiency in operations and expanded infrastructure. As we grow our business, we expect to increase the cost of investment in technology and development in these areas and develop new services while enhancing the quality of customer experience for existing services, but we expect that technology and development expenses as a percentage of total revenues will remain relatively consistent or decrease gradually over time.

        2010 Compared to 2009.    Technology and development expenses increased $2.8 million in 2010. The increase was primarily attributable to the expansion of technology personnel and consultants for the development of our legal plan services, investments to improve operating efficiencies and to maintain and expand our infrastructure.

  General and Administrative

	Year Ended December 31,
				2009 to 2010 % Change	2010 to 2011 % Change
	2009	2010	2011
	(dollars in thousands)
General and administrative	$13,154	$20,024	$19,343	52%	(3)%
Percentage of total revenues	13%	17%	12%

        2011 Compared to 2010.    General and administrative expenses decreased $0.7 million in 2011 because 2010 included a $4.6 million charge for estimated legal settlements with no similar charges in 2011. Excluding the legal settlements charge, further described in "—Critical Accounting Policies and Estimates—Loss Contingencies" and Note 6 to our consolidated financial statements included elsewhere in this prospectus, general and administrative expenses increased by $3.9 million in 2011, approximately $1.8 million of which was attributable to bonuses awarded for company performance. No bonuses for company performance were awarded in 2010. The remaining $2.1 million increase was comprised primarily of $1.3 million in higher compensation for and additional new hires of executive and corporate personnel and $0.8 million in increased legal and audit fees.

        We expect our general and administrative expenses to increase as we continue to expand our operations, hire additional personnel, grant additional stock-based awards and transition from a private to a public company. Public company costs we incur will include quarterly and annual reporting and compliance costs, including ongoing evaluation and maintenance of our internal controls over financial reporting, professional fees, exchange listing fees, shareholder and other investor communications, institution of an internal audit function and increased costs for directors' and officers' insurance and other support services.

        2010 Compared to 2009.    General and administrative expenses increased $6.9 million in 2010, including a $4.6 million charge related to legal settlements. See "—Critical Accounting Policies and Estimates—Loss Contingencies" and Note 6 to our consolidated financial statements included elsewhere in this prospectus. The remaining $2.3 million in increased general administrative expenses came primarily as a result of a $2.1 million increase in personnel costs and related benefits, including stock-based compensation, due to higher compensation and hiring, but was partially offset by lower bonus accruals. In 2010, we did not award any bonuses based on company performance compared to $1.1 million in 2009. The remaining $1.3 million is attributable to other expenses including costs associated with relocating our headquarters from Los Angeles to Glendale, California and opening our facility in Austin, Texas.

  Interest and Other Expenses, Net

	Year Ended December 31,
				2009 to 2010 % Change	2010 to 2011 % Change
	2009	2010	2011
	(dollars in thousands)
Interest and other expenses, net	$(33)	$(15)	$(153)	(55)%	NM
Percentage of total revenues	—%	—%	—%

        Interest and other expenses, net, increased $0.1 million in 2011 primarily due to increased interest expenses on capital lease obligations and amortization of deferred financing fees. We have no amounts outstanding under our line of credit and do not expect to draw on the line in 2012. We may also generate additional interest income on the investment of the proceeds from this offering. Interest and other expenses, net, was immaterial in 2009 and 2010.

  Income Tax (Provision) Benefit

	Year Ended December 31,
				2009 to 2010 % Change	2010 to 2011 % Change
	2009	2010	2011
	(dollars in thousands)
Income tax (provision) benefit	$(311)	$(282)	$5,998	(9)%	NM
Percentage of total revenues	—%	—%	4%

        Our income tax provision in 2009 and 2010 consisted of state taxes in states where we generated taxable income. Our income tax benefit in 2011 consisted of the release of a valuation allowance of $6.9 million, partially offset by a provision for state and federal income taxes of $0.6 million and $0.3 million, respectively. Prior to 2011, we generated losses and federal net operating loss carryforwards and we were not subject to federal income taxes but provided for a full valuation allowance against our net deferred tax assets. In 2011, we became profitable and achieved a three-year cumulative income before income taxes during the second half of 2011. We also generated sufficient taxable income to begin to utilize a significant portion our previously recorded federal net operating loss carryforwards. Therefore, based on the weight of positive evidence that our deferred tax assets are more likely than not realizable, we released the valuation allowance against our remaining net deferred tax assets during the fourth quarter of 2011, except for capital loss carryforwards, which we do not expect to utilize prior to expiration in 2012. See "—Critical Accounting Policies and Estimates—Income Taxes."

        We currently expect that we will continue to generate sufficient federal taxable income and be able to utilize our remaining net deferred tax assets available as of December 31, 2011. We also expect to continue to generate taxable income and pay income taxes in federal and state jurisdictions where we operate.

Unaudited Quarterly Results of Operations Data, Other Financial Data and Seasonality

        The tables below set forth our unaudited quarterly consolidated statements of operations data and other financial data for each of the eight quarters ended December 31, 2011. We have prepared the quarterly consolidated statements of operations data on a basis consistent with the audited consolidated financial statements included in this prospectus. In the opinion of management, the financial information reflects all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of this data. This information should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.

	Three Months Ended
	Mar. 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010	Mar. 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011
	(in thousands)
Consolidated Statements of Operations Data:
Revenues(1)	$30,146	$31,206	$30,734	$28,685	$38,288	$40,671	$40,507	$36,600
Costs and operating expenses:
Cost of services	14,756	15,345	14,864	15,678	20,459	21,346	20,088	18,544
Sales and marketing	10,524	9,044	9,189	7,565	12,388	9,801	11,747	7,955
Technology and development	2,012	1,702	1,711	2,084	1,869	2,092	2,113	2,043
General and administrative(1)	8,313	3,178	3,620	4,913	4,596	4,851	5,195	4,701

Total costs and operating expenses	35,605	29,269	29,384	30,240	39,312	38,090	39,143	33,243

Income (loss) from operations	(5,459)	1,937	1,350	(1,555)	(1,024)	2,581	1,364	3,357
Interest and other income (expense), net	(12)	(14)	16	(5)	(51)	(23)	(40)	(39)

Income (loss) before income taxes	(5,471)	1,923	1,366	(1,560)	(1,075)	2,558	1,324	3,318
Income tax (provision) benefit	(435)	153	174	(174)	103	(246)	(127)	6,268

Net income (loss)	$(5,906)	$2,076	$1,540	$(1,734)	$(972)	$2,312	$1,197	$9,586

Other Financial Data:
Net income (loss)	$(5,906)	$2,076	$1,540	$(1,734)	$(972)	$2,312	$1,197	$9,586
Interest and other expense (income), net	12	14	(16)	5	51	23	40	39
Income tax provision (benefit)	435	(153)	(174)	174	(103)	246	127	(6,268)
Depreciation and amortization	888	866	879	876	1,002	1,056	1,206	1,298
Stock-based compensation	318	292	305	393	266	189	193	296
Loss from legal settlements	5,359	—	—	—	—	—	—	—

Adjusted EBITDA(2)	$1,106	$3,095	$2,534	$(286)	$244	$3,826	$2,763	$4,951

(1)
We recorded an estimated charge of $5.4 million during the three months ended March 31, 2010 related to legal settlements, of which $4.6 million was included as part of general and administrative expenses and $0.8 million was recorded as a reduction of revenues. See Note 6 to our consolidated financial statements included elsewhere in this prospectus for a full discussion of this legal settlement accrual.

(2)
For a definition of Adjusted EBITDA and a discussion of the limitations of using Adjusted EBITDA, see "Selected Consolidated Financial Data—Adjusted EBITDA."

  Seasonality

        We have experienced, and expect that we will continue to experience, seasonality in the number of orders placed. Customers tend to place a higher number of orders in the first quarter of the year as we believe the demand for forming businesses is the highest at the beginning of the year. Further seasonality is reflected in the timing of our revenue recognition in the second quarter, as we typically recognize in the second quarter a high amount of revenues from orders placed in the first quarter that are fulfilled in the second quarter. Also, we generally see demand for our services decline around the beginning of the third quarter with summer vacations and in the last two months of the fourth quarter around the winter holidays. We expect this seasonality to continue into the future, which may cause period to period fluctuations in certain of our operating results and financial metrics and thus limit our ability to predict our future results.

        Cost of services follow similar seasonal patterns of orders placed and revenues recognized, with higher levels of spending for customer care during periods in which our revenues are higher. Costs of services, including government filing fees, printing and shipping, credit and debit card fees and sales and use taxes, tend to be variable costs and are generally aligned with the number of orders placed. We use temporary personnel and outsourced independent contractors to provide flexibility in hiring and to manage costs. The fourth quarter cost of services as a percent of revenue tends to increase slightly over the third quarter due to increased full-time and temporary customer care and fulfillment personnel hired 45 to 60 days prior to the anticipated seasonally higher volumes in the first quarter in order to allow for appropriate training and development of such personnel. We expect the trend of hiring new customer care representatives and fulfillment personnel 45 to 60 days before the calendar year-end to continue.

        Media spend is generally at its highest in the first quarter and in line with the seasonal first quarter increase in the number of orders placed. Media spend generally reaches its second highest level of spend in the third quarter. Fourth quarter media spend is generally the lowest for the year in line with our expectations of a lower number of orders placed at that time.

Liquidity and Capital Resources

        As of December 31, 2011, we had cash of $27.1 million, which consisted entirely of cash on deposit with banks. Other than $8.1 million of outside capital and cash provided by exercises of stock options, we have funded our operations and capital expenditures since inception from cash flows provided by operating activities.

        We expect cash provided by operating activities to be our primary source of funds in future periods and to be driven by our anticipated growth in our transaction and subscription revenues, partially offset by increases in working capital requirements and capital expenditures associated with scaling our operations, technology and infrastructure to support our growth and cash payments made for legal settlements. We expect to make capital expenditures of approximately $5.0 million in 2012. Our future capital requirements may vary from those now planned and will depend on many factors, including:

  •
  the development, launch and success of new services;

  •
  the levels of marketing required to attract new customers and retain existing customers;

  •
  the continuous development of our online legal platform to accommodate actual and anticipated technology changes;

  •
  defending and settling potential regulatory investigations, claims, suits and prosecutions;

  •
  the expansion of our business into international markets; and

  •
  the timing and extent to which we scale our operations, technology and infrastructure to support future growth.

        Based on our current level of operations and anticipated growth, we believe that our existing cash, together with cash provided by operating activities and the proceeds from this offering, will be sufficient to fund our operations and capital expenditures for at least the next 12 months. We may supplement our liquidity needs with borrowings under our $10 million revolving line of credit facility, if available. See "—Line of Credit Facility."

	Year Ended December 31,
	2009	2010	2011
	(in thousands)
Consolidated Statement of Cash Flows Data:
Net cash provided by operating activities	$14,679	$1,488	$13,722
Net cash used in investing activities	(4,484)	(4,673)	(6,060)
Net cash provided by financing activities	247	3,386	277

  Net Cash Provided by Operating Activities

        Net cash provided by operating activities in 2011 resulted primarily from net income of $12.1 million and a net decrease in our operating assets and liabilities of $2.9 million, offset in part by non-cash items of $1.3 million. The net decrease in operating assets and liabilities was primarily due to an increase in accrued expenses and other current liabilities of $4.3 million primarily attributable to accrued incentive bonuses, partially offset by an increase in accounts receivable of $1.4 million primarily attributable to our customers selecting the three-pay plan, which allows them to pay for an order in three equal payments. Non-cash items in 2011 included a $6.9 million income tax benefit on the release of the valuation allowance related to our deferred tax assets, offset in part by non-cash expenses, including depreciation, amortization and disposals totaling $4.7 million and stock-based compensation of approximately $1.0 million.

        Net cash provided by operating activities in 2010 resulted from our net loss of $4.0 million adjusted for non-cash expenses of $5.2 million and a net decrease in our operating assets and liabilities of $0.3 million. Our net loss and the net decrease in operating assets and liabilities was primarily due to the accrual of $5.4 million for the legal settlements described in "—Critical Accounting Policies—Loss Contingencies" and Note 6 to our consolidated financial statements included elsewhere in this prospectus. Non-cash expenses in 2010 were comprised primarily of depreciation, amortization and a loss on disposal of property and equipment totaling $3.8 million and stock-based compensation of $1.3 million.

        Net cash provided by operating activities in 2009 resulted from a net decrease in our operating assets and liabilities of $11.2 million and our net loss of $0.6 million, adjusted for non-cash expenses of $4.1 million. The net decrease in operating assets and liabilities was primarily due to an increase in deferred revenues and accrued expenses and other current liabilities. Deferred revenues increased primarily as a result of the growth in the number of orders placed and mix of services, as well as the timing of the completion of those services. The increase in accrued expenses and other current liabilities was primarily due to an increase in payroll and related costs with increased headcount and related compensation. Non-cash expenses in 2009 were comprised primarily of depreciation, amortization and loss on disposal of property and equipment totaling $3.0 million and stock-based compensation of $1.1 million.

  Net Cash Used in Investing Activities

        Net cash used in investing activities in 2011 primarily resulted from continued investment in internally developed capitalized software and the purchase of property and equipment, including approximately $2.5 million for data center server and computer equipment upgrades to support our operations and online legal platform, offset in part by a decrease in restricted cash held by a financial institution for banking and credit card merchant services.

        Net cash used in investing activities in 2010 primarily resulted from the continued investment in internally developed capitalized software and the purchase of property and equipment to build out our facilities in Glendale, California and Austin, Texas, offset in part by proceeds received for disposal of property and equipment.

        Net cash used in investing activities in 2009 primarily resulted from the purchase of property and equipment and investment in internally developed capitalized software associated with the development of a new order management system together with an increase in restricted cash held by a financial institution for banking and credit card merchant services.

  Net Cash Provided by Financing Activities

        Net cash provided by financing activities in 2011 resulted primarily from the payment of capital lease obligations, largely offset by proceeds from exercises of stock options and excess windfall tax benefits related to stock-based compensation.

        Net cash provided by financing activities in 2010 resulted primarily from proceeds from exercises of stock options and repayment of notes receivable from stockholders.

        Net cash provided by financing activities in 2009 primarily resulted from proceeds from exercises of stock options.

  Line of Credit Facility

        On October 31, 2008, we entered into a revolving line of credit facility with Comerica Bank, which was amended on October 29, 2010 that allows us to borrow up to $10 million for up to 180 days from the date of borrowing. We are obligated to pay an unused line fee equal to 0.20% per annum of the average unused portion of the line of credit, payable in quarterly installments on the last day of each quarter. Borrowings under the under the line of credit bear interest at the London Interbank Offered Rate (LIBOR) or prime rate, which we can select at the time of borrowing, plus an applicable margin, and are collateralized by substantially all of our assets. The line of credit expires on October 31, 2012 and limits our ability to declare and pay dividends and to incur additional credit obligations or indebtedness. The line of credit requires immediate repayment of amounts outstanding upon an event of default, as defined in the agreement, which includes events such as a payment default, a covenant detail or the occurrence of a material adverse change. At December 31, 2010 and 2011, we had no amounts outstanding or any letters of credit backed by the line of credit.

  Contractual Obligations

        The following table sets forth our contractual obligations as of December 31, 2011:

		Payment due by Period
	Total	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
	(in thousands)
Operating lease commitments	$17,256	$2,572	$6,108	$1,828	$6,748
Purchase commitments	19,559	18,380	1,179	—	—
Capital lease obligations	205	205	—	—	—

Total	$37,020	$21,157	$7,287	$1,828	$6,748

        Operating lease commitments primarily relate to minimum lease payments under the operating leases we entered into for facility space in Glendale, California, Austin, Texas and San Francisco, California. Purchase commitments relate primarily to minimum purchase commitments for advertising and media. As of December 31, 2011, we did not have any debt. We believe our current cash and cash equivalents, as well as cash expected to be generated by future operating activities, will be sufficient to meet our contractual obligations for the next twelve months.

  Off-Balance Sheet Arrangements

        We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in those types of relationships. We enter into guarantees in the ordinary course of business related to the guarantee of our own performance and the performance of our subsidiaries.

Recent Accounting Pronouncements

        In 2011, the Financial Accounting Standards Board, or FASB, issued new accounting guidance that amends some fair value measurement principles and disclosure requirements. The new guidance states that the concepts of highest and best use and valuation premise are only relevant when measuring the fair value of nonfinancial assets and prohibits the grouping of financial instruments for purposes of determining their fair values when the unit of account is specified in other guidance. We will adopt this accounting standard upon its effective date for periods beginning on or after December 15, 2011, and we do not anticipate that this adoption will have a significant impact on our financial position or results of operations.

        In 2011, the FASB issued new disclosure guidance related to the presentation of the Statement of Comprehensive Income. This guidance eliminates the current option to report other comprehensive income and its components in the consolidated statement of stockholders' equity. The requirement to present reclassification adjustments out of accumulated other comprehensive income on the face of the consolidated statement of income has been deferred. We will adopt this accounting standard upon its effective date for periods beginning on or after December 15, 2011, and this adoption will not have any impact on our financial position or results of operations but may impact financial statement presentation to the extent that we have other comprehensive income components.

        As an emerging growth company under the JOBS Act, we have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act. This election is irrevocable.

Critical Accounting Policies and Estimates

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in our consolidated financial statements and related notes. Our significant accounting policies are described in Note 2 to our consolidated financial statements included elsewhere in this prospectus. We have identified below our critical accounting policies and estimates that we believe require the greatest amount of judgment. On an ongoing basis, we evaluate our estimates that are subject to significant judgment including those related to sales allowances and credit reserves, the evaluation of revenue recognition criteria, including the determination of standalone value and estimates of the selling price of deliverables in our revenue arrangements, loss contingencies, valuation allowances and reserves related to income taxes and assumptions underlying stock-based compensation. Actual results could differ materially from those estimates. On an ongoing basis, we evaluate our estimates compared to historical experience and trends, which form the basis for making judgments about the carrying value of assets and liabilities. To the extent that there are material differences between our estimates and our actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

        We believe the assumptions and estimates associated with the following have the greatest potential impact on our financial statements.

  Revenue Recognition

        We recognize revenues when four basic criteria are met: persuasive evidence of an arrangement exists; services have been rendered; the fees are fixed or determinable and collectability is reasonably assured. We consider persuasive evidence of a sales arrangement to be the customer's placement of the order and acceptance of our terms of service. For arrangements with third-party companies related to other revenues, we ensure a written contract is in place. Our customers generally pay for their orders and subscription services in advance by credit or debit card. The total fees, or the consideration, collected by us for our services include, as applicable, expedited services fees, government filing fees and shipping fees. We record the total consideration initially as deferred revenues that are then recognized as revenues when we meet all of the criteria for revenue recognition. Deferred revenues that we will recognize during the succeeding 12 month period from our balance sheet date is recorded as current deferred revenues, and the remaining portion is recorded as non-current at the balance sheet date. In circumstances where we do not receive the payment in advance, revenues are only recognized if collectability is reasonably assured, assuming we meet all other revenue recognition criteria.

        For our legal document preparation services, transaction revenues are recognized when we fulfill the service. For time-based, subscription services, such as legal plans, registered agent services or unlimited access to our forms library, we recognize subscription revenues ratably on a straight-line basis over the subscription term for those services, which ranges from a period of 30 days to two years.

        We record transaction revenues net of refunds, cancellations, promotional discounts, sales allowances, credit reserves and the value allocated to bundled free-trials for our subscription services. We record subscription revenues net of promotional discounts, cancellations, sales allowances, credit reserves and payments to legal plan attorneys.

        Other revenues are recognized when the related performance based criteria have been met. We assesses whether performance criteria have been met on a cost-per-click or cost-per-action basis and whether the fees are fixed or determinable based on a reconciliation of the performance criteria and the payment terms associated with the transaction. The reconciliation of the performance criteria generally includes a comparison of internally tracked performance data to the contractual performance obligation and, when available, to third-party or affiliate provided performance data. These arrangements do not include multiple deliverables.

        A significant number of our arrangements include multiple, bundled deliverables, such as the preparation of legal documents combined with related document revision, document storage, 30-day free trial of our registered agent services or our legal plans. We therefore recognize revenues for these arrangements in accordance with FASB ASC 605-25, Revenue Recognition—Multiple-Element Arrangements ("ASC 605-25"). ASC 605-25 was updated by Accounting Standards Update ("ASU") 2009-13, Revenue Recognition (Topic 605)—Multiple-Deliverable Revenue Arrangements—a Consensus of the Emerging Issues Task Force ("ASU 2009-13").

        We elected to early adopt ASU 2009-13 on a prospective basis for all arrangements entered into or materially modified after January 1, 2010.

        For multiple deliverable revenue arrangements, we first assesses whether each deliverable has value to our customer on a standalone basis and performance is considered probable and substantially in our control. Our services can be sold both on a standalone basis and as part of multiple deliverable arrangements. Accordingly, substantially all of our services have standalone value to our customer. Based on that standalone value of the deliverables, we allocate our revenues among the separate deliverables in the arrangement, including the bundled free-trials, using the relative selling price method hierarchy established in ASU 2009-13. This hierarchy requires the selling price of each deliverable in a multiple deliverable revenue arrangement to be based on, in descending order: (i) vendor-specific objective evidence, or VSOE, (ii) third-party evidence of selling price, or TPE, or (iii) management's best estimated selling price, or BESP.

        We establish VSOE for a majority of our services based on the price we charge when the deliverable is sold separately. In determining VSOE, we require that a substantial majority of our selling prices for our services to fall within a reasonably narrow pricing range, and we then establish VSOE based on the mid-point of the range for those services. This requires significant management judgment, including as to how we group similar services, the time period analyzed for assessing transactions, and the volume of similar transactions available to us in the relevant time period.

        When we cannot establish VSOE, we apply our judgment with respect to whether we can obtain TPE based on competitor prices for similar deliverables that are sold separately. We believe our strategy differs from that of our peers, and our services contain a significant level of differentiation such that comparable pricing of our services cannot be obtained. Our competitors do not sell services similar to ours on a standalone basis, and we therefore are unable to reliably determine what similar competitor services' selling prices are on a stand-alone basis. As a result, we have been unable to establish selling price based on TPE.

        When we cannot establish VSOE or TPE, we apply our judgment to determine BESP. The objective of BESP is to determine the price at which we would transact a sale if the service were sold on a stand-alone basis. The determination of BESP requires us to make significant estimates and judgments and we consider numerous factors in this determination, including the nature of the deliverables, market conditions and our competitive landscape, internal costs and our pricing and discounting practices. Our determination of BESP is made through consultation with and formal approval by our senior management. We update our estimates of both VSOE and BESP on an ongoing basis as events and as circumstances may require. Because we can establish VSOE for substantially all of our services, use of BESP estimate for revenue recognition is limited to document revisions and document storage services.

        We are unable to determine VSOE or TPE for document revision and document storage services, which we bundle with certain of our consumer services. Accordingly, as of January 1, 2010, the selling prices of these document revision and document storage services are determined based on BESP, and we recognize revenues from these services based on the relative selling price of the deliverables in the arrangement. Our adoption of ASU 2009-13 resulted in us recognizing $4.7 million of transaction revenues in 2010 that we would not have otherwise recognized during that year.

        Prior to January 1, 2010, we considered document revision and document storage services that we bundle with other consumer services to be a single unit of accounting and the total fees received from those arrangements were recognized as transaction revenues ratably on a straight-line basis over the service term. Prior to August 2009, we offered document revision and document storage services with a term of five years and, accordingly, the deferred revenues will be recognized as transaction revenues through August 2014. Beginning in August 2009, we sold these services only on a one year service term. At December 31, 2010 and 2011, our non-current deferred revenues balances of $7.0 million and $3.3 million, respectively, included in our consolidated balance sheets primarily consist of document revision and document storage services.

  Sales Allowances

        Our revenue arrangements do not include contractual provisions for cancellations or terminations. However, as a business practice we provide a satisfaction guarantee that if our customer is not fully satisfied with the services or support and they notify us within a limited period of time after the purchase, we will attempt to resolve the matter, offer a credit that can be used for future services or provide a refund, excluding third-party fees. Revenues are recognized net of promotional discounts and estimated sales allowances and credit reserves related to credit or debit card chargebacks, sales credits and refunds. For completed services where the customers have elected the three-pay plan, we record a sales allowance for estimated charge backs, credits and collection losses for the second and third payment receivable amounts. The sales allowance is recorded against the customers' receivable balance. For completed and paid services, we record a sales and credit reserve based on our estimate of refunds, charge backs or credits. The sales and credit reserves are included in accrued expenses and other current liabilities. The sales allowance and the sales and credit reserves are made at the time of revenue recognition based on our historical experience, activity occurring after the balance sheet date and other factors. We have established a sufficient history of estimating refunds, charge backs, write offs and credits given the large number of our homogeneous transactions and the majority of the our allowances and reserves are known within the time period of our financial reporting cycle. The estimated provision for sales allowances and reserves has varied from actual results within ranges consistent with our expectations. If actual sales allowances, credit reserves and promotional discounts are greater than estimated by us, revenues and operating results would be negatively impacted.

  Principal Agent Considerations

        We evaluate the criteria as prescribed by FASB ASC 605-45, Principal Agent Considerations, in order to determine whether we can recognize revenues gross as a principal or net as an agent. We record revenues on a gross basis when we are the primary obligor in the arrangement and therefore principally responsible for the fulfillment of the services. We are the primary obligor in substantially all of our legal document preparation and registered agent services. The determination of whether we are the principal or agent requires us to evaluate a number of indicators including which party, as applicable, in the arrangement:

  •
  is the primary obligor, or has primary fulfillment responsibility and obligation to perform the services being sold to the customer;

  •
  has latitude in establishing the sales price;

  •
  can make changes to or perform part of the service;

  •
  has supplier selection; and

  •
  has credit or collection risk.

        When forming our conclusion on whether we are the principal or agent in an arrangement and whether to present revenues gross or net, we weight the above factors, and places more weight on the first factor, or primary obligor, followed by whether we have latitude in establishing the sales price and whether we perform part of the service.

        In arrangements in which we are the primary obligor and the indicators are weighted towards us acting as a principal, we record as revenues the amounts we have billed to our customer, and we record the related costs we have incurred in fulfilling our services. We are the primary obligor in substantially all of our legal document preparation and registered agent services.

        In arrangements in which we are not the primary obligor and the indicators are more weighted towards us acting as the agent in the arrangement, we record revenues on a net basis, which is equal to the amount billed to our customer, net of the fee payable to the primary obligor, which is another third party that is primarily responsible for performing the services for the customer. Because we are not a law firm and cannot provide legal advice, the participating independent law firms in our legal plans have the primary service obligation to provide attorney consultations to our customers, for which we pay the law firms a monthly fee. Therefore, we recognize revenues net as an agent for subscriptions to our legal plans. We also recognized revenues net as an agent for registered agent services in 43 states prior to March 2010. Before March 2010, we contracted with third-party service providers to perform substantially all registered agent services on our behalf and accordingly, we recorded the amount received from the customer net of the fee payable to the service provider.

  Loss Contingencies

        We record loss contingencies in our consolidated financial statements in the period when they are probable and reasonably estimable. If the amount is probable and we are able to reasonably estimate a range of loss, we accrue the amount that is the best estimate within that range, and if no amount is better than any other in the range, we record the amount at the low end in the range. We disclose those contingencies that we believe are at least reasonably possible but not probable regardless of whether they are reasonably estimable. We currently do not have any loss contingencies that are probable but not estimable. The likelihood of our contingencies is determined using a number of factors including nature of the matter, advice of our internal and external counsel, previous experience and historical and relevant information available to us. As discussed in Note 6 to our consolidated financial statements included elsewhere in this prospectus, we have agreed to settlements with respect to two matters with a maximum possible aggregate loss of approximately $16 million. We have reasonably estimated the collective range of aggregate probable losses for these matters to be between $5.4 million and $7 million and, in accordance with GAAP, have accrued $5.4 million, the low end of the range. The ultimate resolution of these matters could result in an estimated loss of up to $1.6 million in excess of the amounts accrued based on the range of reasonably estimated probable losses. The range of loss has been estimated based on an analysis of numerous factors including possible claim amounts within the class, whether the claim amounts are payable in-kind or in cash, the date when the services subject to the class were sold, comparable, class action settlement and redemption rate statistics and experience available from other companies for similar types of settlements, and the claims rates to date. The determination of the probability of loss and the range of loss requires significant judgment.

        The ultimate cost of these two pending settlements are dependent on a number of factors, including the resolution of any appeals of the approved settlements, and actual claims made by, and the resulting payments to, the class members. If the actual payments for the settlements are higher than the amount estimated by us, this difference could have a material adverse effect on our business, operating results, cash flows and financial condition. We will recognize any difference between the amount accrued and the ultimate cost of the settlements as an additional expense or reversal of amount already accrued in the period in which the final settlement is approved and the claims made by the plaintiffs are finalized.

        As discussed in Note 6 to our consolidated financial statements included elsewhere in this prospectus, we are subject to additional pending matters for which we believe that we have meritorious defenses to the claims and intend to defend against vigorously. The plaintiffs have yet to state any dollar amounts being sought associated with these matters and we have denied and continue to deny all of the allegations and claims asserted in the lawsuits. Accordingly, we are unable to predict the ultimate outcome of these matters and have not recorded any losses in our consolidated financial statements as the amount of losses, if any, associated with these matters are not probable and estimable. If these matters are not resolved in our favor, the potential losses arising from results of litigation or settlements may have a material adverse effect on our business, operating results, cash flows and financial condition.

  Income Taxes

        We use the liability method of accounting for income taxes. Under the liability method, we determine our deferred tax assets and liabilities based on differences between our financial reporting and tax bases of our assets and liabilities, and measure them using enacted tax rates and laws that are expected to be in effect based on when we expect these differences to reverse. We must also make judgments in evaluating whether deferred tax assets will be recovered from future taxable income. To the extent that we believe that recovery is not likely, we establish a valuation allowance. The carrying value of our net deferred tax assets is based on whether it is more likely than not that we will generate sufficient future taxable income to realize these deferred tax assets. We record a valuation allowance when it is more likely than not that some or all of our net deferred tax assets will not be realized. Our judgments regarding future taxable income may change over time due to changes in market conditions, changes in tax laws, tax planning strategies or other factors. If our assumptions and consequently our estimates change in the future, our valuation allowance established may be increased or decreased, resulting in a material respective increase or decrease in income tax provision (benefit) and related impact on our reported net income (loss).

        In determining the need for a valuation allowance, we review all available evidence pursuant to the requirements of ASC 740, Income Taxes. The determination of recording or releasing tax valuation allowances is made, in part, pursuant to an assessment performed by us regarding the likelihood that we will generate sufficient future taxable income against which benefits of the deferred tax assets may or may not be realized. This assessment requires us to exercise significant judgment and make estimates with respect to our ability to generate revenues, operating income and taxable income in future periods. Amongst other factors, we must make assumptions regarding overall current and projected business and legal document and ancillary services' industry conditions, operating efficiencies, our ability to timely and effectively adapt to technological change, fully and successfully resolve outstanding legal matters, and the competitive environment which may impact our ability to generate taxable income and, in turn, realize the value of the deferred tax assets. Significant cumulative operating losses in 2010 and prior years and economic uncertainties in the market made our ability to project future taxable income uncertain and volatile at December 31, 2010. Based upon our assessment of all available evidence, including our history of cumulative losses, we concluded as of December 31, 2010, that it was not more likely than not that our net deferred tax assets would be realized, and therefore we had a full valuation allowance against our deferred tax assets.

        In 2011, we became profitable due to the significant increase in our revenues as we experienced an increase in demand for our services. As a result, we were able to utilize a substantial amount of our federal net operating loss carryforwards. The majority of our year ended December 31, 2011 income from operations was earned in the second half of the year resulting in our achievement of three-year cumulative income before income taxes by the fourth quarter of 2011. Accordingly, during the fourth quarter of 2011, we released our valuation allowance against deferred tax assets based on the weight of positive evidence that existed at December 31, 2011, except for the allowance of $0.4 million relating to our deferred tax asset for a capital loss carryforward which we expected to expire unused. Based upon the current trend of our operating results and forecasts, we believe that it is more likely than not that we will recognize the benefits of our deferred tax assets.

        We adopted the provisions of FASBs guidance on Accounting for Uncertainty in Income Taxes on January 1, 2007. This guidance clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement process for the accounting of a tax position taken or expected to be taken in a tax return. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and which may not accurately forecast actual outcomes. We recognize interest and penalties accrued related to unrecognized tax benefits in income tax expense (benefit) in the accompanying statements of operations. We do not have significant uncertain tax positions.

  Stock-based Compensation

        We recognize compensation expense related to our employee option grants in accordance with FASB ASC 718, Compensation—Stock Compensation ("ASC 718"). We estimate the fair value of employee share-based payment awards on the grant-date. We use the Black-Scholes option pricing model for estimating the fair value of our options granted under our stock option plans. We have elected to treat share-based payment awards with graded vesting schedules and time-based service conditions as a single award and recognize stock-based compensation on a straight-line basis, net of estimated forfeitures, over the requisite service period. As our stock-based compensation expense recognized is based on our awards that are ultimately expected to vest, the amount has been reduced by our estimated forfeitures. ASC 718 requires us to estimate forfeitures at the time of the grant and revise, if necessary, in subsequent periods if our actual forfeitures differ from our estimates. We estimated forfeitures based on our historical experience and future expectations.

        We recognize compensation expense for non-employee stock-based awards in accordance with ASC 718 and FASB ASC 505-50, Equity Based Payments to Non-Employees ("ASC 505-50"). We account for stock option awards issued to non-employees at fair value using the Black-Scholes option pricing model. We believe that the fair value of the stock options is more reliably measured than the fair value of services received and record compensation expense based on the then-current fair values of the stock options at each financial reporting date. We adjust compensation recorded during the service period in subsequent periods for changes in the stock options' fair value until the earlier of the date at which the non-employee's performance is complete or a performance commitment is reached, which is generally when the stock option award vests.

        The Black-Scholes option pricing model requires us to make certain assumptions, including the fair value of our underlying common stock, the expected term, the expected volatility, the risk-free interest rate and the dividend yield.

  •
  Fair value of our common stock: Because our stock is not publicly traded, we must estimate the fair value of our common stock, as discussed in "—Common Stock Valuations" below.

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  Expected term: Our expected term of our employee stock options represents the weighted-average period that the stock options are expected to remain outstanding. We calculate the expected term of options granted based upon our actual historical exercise and post-vesting cancellations, adjusted for our expected future exercise behavior.

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  Expected volatility: Because our common stock does not have a publicly traded history, we estimate the expected volatility of the awards from the historical volatility of selected public companies within the Internet and media industry with comparable characteristics to us, including similarity in size, lines of business, market capitalization, revenues and financial leverage. We determined the expected volatility assumption using the frequency of daily historical prices of comparable public company's common stock for a period equal to the expected term of our options in accordance with the guidance in ASC 718. We periodically assess our peer companies and other relevant factors used to measure our expected volatility for future stock option grants.

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  Risk-free interest rate: Our risk-free interest rate assumption is based upon our observed interest rates on U.S. government securities appropriate for our expected term.

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  Dividend yield: Our dividend yield assumption is based on our historical practice and our expectation of dividend payouts. We have never declared or paid any cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future.

        The assumptions that we used to calculate the grant date fair value of our employee and non-employee stock option grants for the years indicated:

	Year Ended December 31,
	2009	2010	2011
Risk-free interest rate	2.34%	2.35%	1.25%
Expected life (years)	5.95	5.90	6.10
Dividend yield	0.0%	0.0%	0.0%
Volatility	50%	45%	42%

  Common Stock Valuations

        We have regularly conducted contemporaneous valuations to assist us in the determination of the fair value of our common stock for each stock option grant. The fair value per common share underlying our stock option grants was determined by our board of directors with input from management at each grant date. The valuation of our common stock was performed in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we use in the valuation model are based on future expectations combined with management judgement. In the absence of a public trading market for our common stock, our board of directors with input from management reviewed and discussed a variety of objective and subjective factors when exercising its judgment in determining the deemed fair value of our common stock. These factors generally include the following:

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  the sale of our common stock to unrelated, third parties;

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  the nature and history of our business;

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  general economic conditions and specific industry outlook;

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  our financial condition;

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  our operating and financial performance;

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  contemporaneous independent valuations performed at periodic intervals;

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  the market price of companies engaged in the same or similar line of business having their equity securities actively traded in a free and open market;

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  the likelihood of achieving a liquidity event, such as an initial public offering or sale given prevailing market conditions and the nature and history of our business;

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  the differences between our preferred and common stock in respect of liquidation preferences, conversion rights, voting rights and other features; and

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  an adjustment necessary to recognize a lack of marketability for our common stock.

        We utilize the probability-weighted expected return model, or PWERM, to allocate value to our common shares. The PWERM determines the fair value of our common stock depending on the likelihood of various liquidy scenarios. We then determine the appropriate allocation of value to the common stockholders under each liquidity scenario based on the rights and preferences of our Series A and common stock at that time. The resulting value of common stock under each scenario is multiplied by a present value factor, calculated based on our cost of equity and the expected timing of the event. The value of common stock is then multiplied by an estimated probability for each of the expected events determined by our management. We then calculate the probability-weighted value per share of common stock and apply a lack of marketability discount.

        Under the PWERM, the value of our common stock is based upon four possible future events for our company: initial public offering, sale, staying private and dissolution. We use the market approach for determining the fair value of our common stock under the IPO, sale and staying private scenarios. The market approach measures the value of a business through an analysis of similar publicly-traded entities. In applying the market approach, valuation multiples are determined for selected comparable companies and are then evaluated based on the strengths and weaknesses of our company relative to the comparable entities. We then apply these market multiples to our operating data to arrive at a value indication. Under the dissolution scenario, we assumed no value remained to be allocated to our common shareholders.

        We also utilize the income approach to test the reasonableness of the results of the application of the PWERM. The income approach estimates value based on the expectation of future net cash flows that were then discounted back to the present using a rate of return available from alternative companies of similar type and risk.

        We determine the exercise price of our option grants based on the fair value of our common stock as of the immediately preceding valuation, unless circumstances warrant obtaining a more current valuation, including any material changes in our business or events, size of the award and the proximity of the grant to the preceding valuation. The following table summarizes options we granted in 2011 and the first quarter of 2012 based on the immediately preceding valuation:

Date	Number of Shares (in thousands)	Exercise Price and Fair Value Per Share of Common Stock
September 29, 2011	805	$5.47
December 20, 2011	77	$5.48
January 31, 2012	85	$5.74
March 31, 2012	420	$7.06

        Based upon an assumed initial public offering price of $       per share, which is the mid-point of the range set forth on the cover of this prospectus, the aggregate intrinsic value of outstanding stock options as of December 31, 2011 was $       million, of which $       million related to vested options and $       million related to unvested options.

        The most significant factors considered by our board of directors in determining the fair value of our common stock each quarter were as follows:

  Second Quarter 2011

        Our board of directors determined the fair value of our common stock was $5.47 per share as of June 30, 2011. Our board of directors took into consideration the February 2011 purchases by third parties of our common stock from our existing stockholders at an imputed purchase price of $4.97 per share. We obtained a contemporaneous third-party valuation that used PWERM to assist our board of directors in determining the fair value of our common stock. Our board of directors also considered events and changes from the previous valuation, including our business growth, and positive outlook and favorable market conditions, including various other Internet companies recently completing initial public offerings. Significant estimates and assumptions were as follows:

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  Probability-weighted expected return method scenario probabilities—a 71% initial public offering probability; a 27% sale or merger probability and remaining a private company or dissolution was deemed unlikely and assigned a 1% probability for each event.

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  Discount rate applied was 15% based on the calculated weighted average cost of capital.

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  Lack of marketability discount was determined to be 16%.

  Third Quarter 2011

        Our board of directors determined the fair value of our common stock was $5.48 per share as of September 30, 2011. We obtained a contemporaneous third-party valuation that used PWERM to assist our board of directors in determining the fair value of our common stock. Our board of directors also considered other factors including our growth in revenues and profitability, as well as the volatile condition of the financial markets as a result of global financial uncertainties and a weakening in the environment for initial public offerings. Significant estimates and assumptions were as follows:

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  Probability-weighted expected return method scenario probabilities—our management estimated a 74% initial public offering probability; a 24% sale or merger probability; and remaining a private company or dissolution was deemed unlikely and assigned a 1% probability.

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  Discount rate applied was 14% based on the calculated weighted average cost of capital.

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  Lack of marketability discount was determined to be 13%.

  Fourth Quarter 2011

        Our board of directors determined the fair value of our common stock was $5.74 per share as of December 31, 2011, resulting in an increase of $0.26 per share or an increase of 5% over the September 2011 valuation. We obtained a contemporaneous third-party valuation that used PWERM to assist our board of directors in determining the fair value of our common stock. Our board of directors also considered other factors including our business growth and stronger than forecasted fourth quarter results, positive outlook and improved financial market conditions in general. Significant estimates and assumptions were as follows:

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  Probability-weighted expected return method scenario probabilities—our management estimated an 87% initial public offering probability; a 12% sale or merger probability; and remaining a private company or dissolution was deemed unlikely and assigned a 1% probability.

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  Discount rate applied was 14% based on the calculated weighted average cost of capital, unchanged from the previous valuation.

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  Lack of marketability discount was determined to be 12%, a 1% decrease from the previous valuation due to the shorter expected time until a potential initial public offering.

  First Quarter 2012

        Our board of directors determined the fair value of our common stock was $7.06 per share as of February 29, 2012, resulting in an increase of $1.32 per share or an increase of 23% over the December 2011 valuation. We obtained a contemporaneous third-party valuation that used PWERM to assist our board of directors in determining the fair value of our common stock. Our board of directors also considered other factors including:

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  Discussions with our underwriters as to the potential timing of an initial public offering of our common stock.

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  Improved operating results in the first quarter 2012. Our first quarter volume of business is typically the strongest driven by seasonality and other factors as discussed in the prospectus. We obtained improved clarity as to the operating results in the first quarter of 2012 in February 2012.

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  The stock markets in general, and internet related stocks in particular, showed robust growth during the first quarter of 2012. The Dow Jones and NASDAQ composite indices increased by 6% and 14%, respectively from December 30, 2011 through February 29, 2012, and in particular the comparable publicly-traded companies in the internet and e-commerce sector that we use in determining the fair value of our common stock increased by 19% over the same period using a market capitalization weighted index.

        Significant estimates and assumptions were as follows:

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  Probability-weighted expected return method scenario probabilities—91% initial public offering probability, an increase from the prior valuation date given continued execution and plan to file for an initial public offering; 8% sale or merger probability; and remaining a private company or dissolution was deemed unlikely and assigned a 1% probability.

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  Discount rate applied was 14% based on the calculated weighted average cost of capital.

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  Lack of marketability discount was determined to be 12%.

Qualitative and Quantitative Disclosures About Market Risk

  Interest Rate Fluctuation Risk

        Our cash is comprised entirely of cash on deposit with banks. We do not have any long-term borrowings. The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. Because our cash is entirely in bank deposits, our portfolio's fair value is insensitive to interest rate changes. We determined that the increase in yield from potentially investing our cash in longer-term investments did not warrant a change in our investment strategy. In future periods, we will continue to evaluate our investment policy in order to ensure that we continue to meet our overall objectives.

  Foreign Currency Exchange Risk

        Our sales transactions to date have been primarily denominated in U.S. dollars and therefore substantially all of our revenues are not subject to foreign currency risk.

  Inflation Risk

        We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

BUSINESS

        We believe that everyone deserves access to quality legal services so they can benefit from the full protection of the law. Our mission is to be the trusted destination where small businesses and consumers address their important legal needs and to be our customers' legal partner for life.

Overview

        LegalZoom is the leading online provider of services that meet the legal needs of small businesses and consumers in the United States. We believe that we are transforming the small business and consumer legal services market by leveraging the power of technology and people. Our online legal platform enables us to deliver services at scale with a compelling combination of quality, customer care and value. Our services include a portfolio of interactive legal documents that are personalized by our customers through our dynamic online processes, as well as subscription legal plans and registered agent services.

        We developed our easy-to-use, online legal platform to make the law more accessible to small businesses and consumers. Our scalable technology platform enables the efficient creation of personalized legal documents, automates our supply chain and fulfillment workflow management, and provides customer analytics to help us improve our services. For small businesses and consumers who want legal advice, we offer subscription legal plans that connect our customers with experienced attorneys who participate in our legal plan network.

        We have served approximately two million customers over the last 10 years. In 2011, nine out of ten of our surveyed customers said they would recommend LegalZoom to their friends and family, our customers placed approximately 490,000 orders and more than 20 percent of new California limited liability companies were formed using our online legal platform. We believe the volume of transactions processed through our online legal platform creates a scale advantage that deepens our knowledge and enables us to improve the quality and depth of the services we provide to our customers.

The Small Business and Consumer Legal Services Market

  The Law Provides Numerous Benefits and Protections

        The law provides numerous benefits and protections to businesses and consumers. Businesses use patents and trademarks to protect their intellectual property and help them achieve the full potential of their ideas and innovations. Entrepreneurs incorporate their businesses to shield personal assets, limit liabilities and help raise capital. Consumers use wills, trusts and other estate planning tools to ensure their assets are distributed according to their wishes, to minimize tax liabilities and to avoid or limit probate process and expenses. The law also provides a framework for resolving disputes and navigating life's challenges, including bankruptcy and divorce.

  Significant Legal Services Market for Small Businesses and Consumers

        According to the U.S. Census Bureau, in 2009, there were approximately 26 million small businesses with fewer than ten employees. We estimate that in 2010, approximately two million new businesses were formed in the United States. According to the U.S. Bureau of Economic Analysis, legal services in the United States in 2010 represented a $266 billion market. We estimate that in 2011 approximately $97 billion of legal services were provided to small businesses and consumers, based on a study conducted on our behalf by L.E.K. Consulting LLC.

  Small Businesses and Consumers Have Many Unmet Legal Needs

        Despite the enormous amount spent on legal services, we believe that small businesses and consumers have not been adequately served by the options traditionally available to them. Every year, small businesses enter into legal contracts and become entangled in disputes, many of which require legal services to address. Consumers experience important life events that affect their families, including the birth of a child, marriage, divorce and death, all of which can also give rise to diverse needs for legal services.

        Making the right choices with respect to legal matters can be difficult, especially for those with limited time and resources. The U.S. legal system consists of overlapping jurisdictions at the city, county, state and federal levels, each of which has its own evolving laws and regulations. Businesses may be subject to additional laws, regulations and legal issues applying specifically to the industries in which they operate. In addition, the policies and procedures associated with the creation, filing and certification of legal documents are often arcane and confusing.

        When in need of legal help, small businesses and consumers lack an efficient and reliable way to find high quality, trustworthy attorneys with the appropriate experience to navigate this complex legal system and handle their specific needs. Small businesses and consumers often do not understand their legal needs or know where to start looking for an attorney. Some are wary of attorneys in general, and others may have heard from friends or family about negative experiences with attorneys or the legal system.

        The high and unpredictable cost of traditional legal services also presents challenges for many small businesses and consumers. In 2011, the average billing rate for small and midsize law firms was $318 per hour, according to ALM's 2012 Survey of Billing and Practices for Small and Midsize Law Firms. Attorneys are frequently unable to predict the time required to address a client's legal matter, sometimes billing thousands of dollars to research a legal issue they have not previously encountered. This can be particularly true of generalist attorneys that offer many disparate legal services to members of their local communities. Unlike attorneys at large global law firms or specialty boutiques who handle high volumes of similar matters and develop expertise in specific domains, generalists can find it difficult to efficiently address a client's particular legal issue due to their lack of specialized expertise. Due to the high and unpredictable costs of traditional legal services, many small businesses and consumers limit their use of attorneys and instead often attempt to resolve legal issues without assistance.

        As a result of these factors, many small businesses and consumers often are unsure of or dissatisfied with the legal services available to them, and many either elect not to seek help or take no action to address their important legal needs.

  Most Online Legal Services Fail to Address the Needs of Small Businesses and Consumers

        The use of technology and the Internet to address the inefficiencies in the small business and consumer legal services market has been limited to date. Available online services include distribution of standardized legal forms that are generally incapable of meeting the specific needs of a particular small business or consumer. Many legal form distributors do not provide tools for customers to make informed decisions or connect with experienced attorneys. While many solo attorneys and small law firms maintain their own websites, and other websites aggregate attorney listings or feature attorney advertisements, these attorney and firm websites, online directories, and online advertisements generally do little to assure that small businesses and consumers receive the quality, customer care and value they deserve.

Our Opportunity

        We founded LegalZoom with a vision of combining the power of online technology with deep legal experience to create a scalable online legal platform that would fundamentally transform the way legal services are delivered to small businesses and consumers. We believe we are uniquely positioned to continue transforming the small business and consumer legal services market through the use of technology. Furthermore, there is a significant opportunity to expand the legal services market by making the benefits and protection of the law more accessible to small businesses and consumers. We are taking advantage of this opportunity by providing the following benefits to our customers:

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  Quality.  Our deep legal knowledge, portfolio of interactive legal documents and subscription legal plans enable us to provide quality services designed to meet the specific needs of our customers.

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  Customer Care.  We provide all of our customers with end-to-end support and strive to deliver an exceptional customer experience. We guarantee customer satisfaction, and if our customers are not satisfied with our services for any reason, we will attempt to correct the situation, or provide a refund or credit.

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  Value.  We believe that fixed, transparent pricing offers superior value compared to traditional hourly billing.

Our Strengths

        Our key strengths include:

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  Leading Brand.  We are the leading, nationally recognized legal brand for small businesses and consumers in the United States, with 60% aided brand awareness based on a survey we conducted using United Sample, Inc. in January 2012. We believe that we are redefining the small business and consumer legal services market and that the strength of our brand is enabling us to expand this market.

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  Deep Legal Knowledge.  We have a deep understanding of the legal needs of small businesses and consumers based on over 10 years of experience serving our customers.

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    Extensive Legal Experience.  We leverage our legal knowledge and team of experienced, in-house attorneys, often in consultation with outside attorneys from across the United States, to design, review and maintain our services. We update and enhance our interactive legal documents based on changes in the law at the federal, state, county and local levels, review by our in-house and external attorneys, feedback from government agencies like secretary of state offices and county clerks, court rule changes and customer feedback. For customers who want legal advice, our legal plans offer access to a variety of experienced attorneys licensed in their jurisdiction to address their specific legal needs.

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    Powerful Scale Advantage.  In 2011, our customers placed approximately 490,000 orders. As of December 31, 2011, we had approximately 228,000 subscribers in our legal plans and other subscription services. The high volume of transactions we handle and feedback we receive from customers and government agencies at the federal, state and local levels give us a scale advantage that deepens our knowledge and enables us to further develop additional services to address our customers' needs and refine our business processes.

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  Exceptional Customer Experience.  Customer care is central to our culture and we are highly focused on providing exceptional customer experiences.

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    Ease of Use.  Our online legal platform was designed to be easy for our customers to navigate and use. Our customers have access to live customer care representatives, and subscribers to our legal plans may consult with an experienced attorney licensed in their jurisdiction. We actively monitor our service levels, fulfillment speed and quality to maintain the highest level of customer care.

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    High Customer Satisfaction.  In 2011, our net promoter score, or NPS, was 65% based on a survey of our customers, which places us at the upper end of customer satisfaction ratings, comparable to Amazon.com, the highest rated Internet company with a score of 76%, and Apple, the highest rated hardware company with a score of 71%, according to the Satmetrix 2012 Net Promoter Benchmark Study. NPS is a commonly used metric to gauge customer satisfaction and is calculated based on customer responses to the question, "How likely are you to recommend a particular service or company to your friends or family?" The percentage of "detractors," or customers who respond with a rating of 6 or less, is subtracted from the percentage of "promoters," or customers who respond with a 9 or 10, to yield NPS. Attorneys in our legal plan network have NPS averaging 65%, based on our survey of customers who have used our legal plan. This is more than ten times higher than attorneys outside our legal plan network, who yielded NPS averaging 4%, according to surveys we conducted through United Sample, Inc. in January and April 2012. If a customer is not completely satisfied with our services for any reason, we will attempt to correct the situation, or provide a refund or credit.

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  Advanced Systems and Processes.  We have developed advanced systems and processes to efficiently deliver services at scale that meet the specific needs of our customers.

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    Scalable Technology Platform.  Over the past decade, we have invested extensively in developing our scalable technology platform. Our technology allows us to efficiently serve thousands of small businesses and consumers every day.

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    Integrated Workflow Management.  Our integrated workflow management consists of our online questionnaires, document automation and customer relationship management, supply chain and fulfillment systems. Our integrated workflow management systems enable us to deliver efficient, personalized services at scale to our customers. Additionally, our systems allow us to seamlessly connect our customers with an experienced attorney participating in our legal plan network. Our supply chain and fulfillment systems integrate external and internal technologies, enabling intelligent workflow management while increasing processing speed and efficiency.

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  Accessible Services.  We provide our customers access to our online legal platform, fixed, transparent pricing and legal plans to address their specific legal needs. Our online legal platform allows customers to access our services from their home, office or anywhere they have an Internet connection. Our fixed, transparent pricing is often more affordable when compared to traditional hourly billing. For example, we offer a basic will to consumers for as low as $69, and we offer basic corporate formation services to consumers looking to form a business for as low as $99 plus government filing fees. Our subscription legal plans allow our customers to avoid the often difficult process of finding and meeting with an attorney.

Our Strategy

        The key elements of our strategy include:

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  Expand and Improve Our Services.  We have been providing interactive legal document services for over 10 years, and we plan to expand and improve the services we offer our customers to better address their legal needs and deepen our relationships with them. We have a quality program led by a team of experienced in-house attorneys that leverages the professional knowledge of attorneys across the United States to review, assess, maintain and improve our interactive legal documents. In 2011, we implemented self-scheduling and ratings review systems for legal plan subscribers as well as a legal knowledge base to share information and best practices for attorneys who participate in our legal plan network. We also recently opened a research and development center in San Francisco to further focus on enhancing our existing services, accessing new markets and developing new services.

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  Leverage and Grow Our Subscription Legal Plans.  We intend to offer our subscription legal plans to a wider group of customers by making them available in additional states, bundling them with more of our services, and offering them on a standalone basis. We plan to invest in marketing campaigns to promote our subscription legal plans. Our aim is to reach a broader group of customers through our legal plans, including those who are unsure of their legal needs or who want the added comfort of speaking with an attorney.

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  Expand Internationally.  We plan to replicate our U.S. model abroad in the near term, as we believe that our online legal platform represents a compelling value proposition to small businesses and consumers globally. We plan to partner with legal services providers outside of the United States to expand our operations internationally. We believe that the strength of our brand, focus on customer care, deep understanding of the legal needs of small businesses and consumers, and scalable technology will help us successfully enter markets outside of the United States.

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  Continue to Build a Trusted Brand and Drive Awareness of Our Services.  We will continue to build a trusted brand by delivering a compelling combination of quality, customer care and value. We plan to enhance our marketing activities to build our brand and increase awareness of our services. We plan to continue to make significant investments in marketing campaigns, including through online, television and radio advertising to enhance our ability to acquire new customers and increase customer retention.

Our Services

        Through our online legal platform, we offer a variety of services to meet the specific needs of small businesses and consumers. We have built our services seeking to be each customer's legal partner for life.

  Interactive Legal Documents

        We offer a broad portfolio of interactive legal documents that our customers can tailor to their specific needs through our dynamic online processes and scalable technology. Our interactive legal documents are designed for use, as appropriate, at the federal level as well as in all 50 states, the District of Columbia and approximately 2,900 U.S. counties. Our interactive legal documents are created by our customers via an easy three-step process. First, our customers complete an online questionnaire that uses conditional, rules-based logic to personalize questions based on earlier responses. Customer responses to the questionnaires often prompt our systems to automatically offer additional complementary services to our customers, such as Employer Indentification Number obtainment and registered agent services for our small business customers. Second, we check customer responses for spelling, grammar and completeness. After our review is completed, our proprietary LegalZip software generates a final document tailored, as applicable, to the appropriate federal, state, or local jurisdiction. Last, we complete the services by printing and shipping the final document and further instructions to our customer. If applicable, we also handle any filing of the customer's completed documents with the appropriate government agency. Our system automatically notifies customers of the status of their order as the documents progress through the workflow cycle, including confirmation of filing with government agencies.

        Our primary interactive legal document services include the following:

Small Business Services	Consumer Services
LLC Formation	Last Will and Testament
Incorporation	Power of Attorney
Trademark	Living Will
DBA/Fictitious Business Name	Living Trust
Copyright	Uncontested Divorce
Non-Profit Corporation	Name Change
Provisional Application for Patent

  Subscription Legal Plans

        For small businesses and consumers who want legal advice, we offer legal plans that connect subscribers with experienced attorneys licensed in their jurisdiction to address their specific legal needs. Most of the attorneys who participate in our legal plan network practice at small law firms. We pay the participating independent law firms in our legal plan network a monthly fee per paid customer subscription to provide attorney consultations to our customers. We typically enter into one-year contractual agreements with law firms participating in our legal plan network, with the option to renew for successive one-year periods. In order to be considered for participation in our legal plan network, independent attorneys must satisfy certain quality standards established by us and be highly focused on customer care. We regularly assess our customers' satisfaction with the attorneys who participate in our legal plan network and remove attorneys that fail to satisfy our customers. Our small business and consumer subscription legal plans are currently available in 40 states and the District of Columbia.

        Subscription to a legal plan provides the following benefits to our customers:

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  Free attorney consultations of up to 30 minutes on new legal matters;

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  Review of LegalZoom interactive legal documents and other legal documents up to 10 pages in length;

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  Discounts on other LegalZoom services;

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  25% discount on additional services provided by legal plan network attorneys;

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  Annual estate planning check-up (for consumer legal plans);

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  Revisions and electronic storage of applicable LegalZoom estate planning documents; and

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  Unlimited access to our forms library.

        Our small business legal plans are currently priced at $29.99 per month and our consumer legal plans are currently priced at $14.99 per month.

  Subscription Registered Agent Services

        Business entities are often required by state law to appoint and maintain a registered agent in their state of formation to receive service of process and official government communications. For our business formation customers, we offer subscriptions currently priced at $159 per year.

  Other Services

        We offer other services to our customers, including unlimited access to our forms library, electronic storage of applicable LegalZoom documents and document revisions. We also introduce our customers to relevant services and products through our relationships with leading credit card companies, commercial banks and other companies serving our customer base.

Our Technology

        We have developed technology that enables us to efficiently process thousands of daily orders, as well as facilitate interactions between our customers and the attorneys who participate in our legal plan network.

        The key components of our technology include:

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  Dynamic Online Questionnaire.  Our interactive legal documents are generated by our customers through our dynamic online processes. Our customers complete a comprehensive, branching questionnaire that uses conditional, rules-based logic to personalize questions each based on earlier responses.

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  Document Automation.  Our technology includes complex automation systems that utilize customer responses to generate a document based on specific customer input.

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  Customer Relationship Management.  Our technology integrates and manages e-mail and telephone customer notifications and enables customers to remain informed about order status. For example, we automatically notify our customers about the status of their order as interactive legal documents move through our workflow and when we receive confirmation of filing with government agencies.

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  Supply Chain and Fulfillment.  Our supply chain and fulfillment systems integrate external and internal technologies, enabling intelligent workflow management between our locations, while increasing processing speed and efficiency.

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  Infrastructure.  Our website is hosted on hardware and software co-located at a third-party facility in Los Angeles, California. We currently have a data center located in a third-party facility in Seattle, Washington that could power the limited operation of our website in case of disaster. Within the next year, we plan to relocate this disaster recovery site to Austin, Texas and will increase its scope to cover the website and fulfillment systems. We have designed our websites to be highly available, secure and cost-effective using a variety of proprietary software and freely available and commercially supported tools. We can scale to accommodate increasing numbers of customers by adding relatively inexpensive industry-standard hardware. We use encryption technologies and certificates for secure transmission of personal information between our customers and our website. Maintaining the integrity and security of our websites is critical and we have a dedicated security team that promotes industry best practices and drives compliance with data security standards.

        We devote a substantial portion of our resources to developing new technologies and features and improving our technologies. As of December 31, 2011, we employed approximately 60 engineers, developers, project managers and support technicians who focus on the design and development of new features and products, as well as the development and maintenance of our websites, network infrastructure and internal operations systems. Additionally, we engage with third parties for additional development support as needed.

Customer Care

        Customer care is central to our culture and we are highly focused on providing exceptional customer experiences. All of our employees are trained to focus on our customers and deliver quality customer service. Our customers have access to live customer care representatives and subscribers to legal plans may consult an experienced attorney. As of December 31, 2011, we had 98 customer care representatives located in the United States and 60 attorneys who participate in our legal plan network. As part of our customer relationship management, our customer care representatives proactively contact our customers by phone and email to resolve any issues that may arise during the order fulfillment process as soon as possible in order to timely fulfill an order. Customer satisfaction is a key component of our value proposition. We offer our customers a satisfaction guarantee for our interactive legal document services. If a customer is not completely satisfied with our services for any reason, we will attempt to correct the situation, or provide a refund or credit. We actively monitor our service levels, fulfillment speed and quality to maintain the highest level of customer care, including the NPS scores of our services and of attorneys who participate in our legal plan network.

Sales and Marketing

        Our key marketing efforts include:

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  Customer Acquisition and Brand Marketing.  Our customer acquisition and brand marketing includes search engine marketing, television and radio advertising, search engine optimization, online display advertising, e-mail, affiliate marketing and outbound sales. We routinely monitor return on investment to optimize our customer acquisition and marketing initiatives. We have a long history of advertising on television and radio to drive traffic and enhance customer acquisition. For television, we plan our campaigns at the network, creative and programming level by analyzing data from our past campaigns. For radio, we have successfully used exclusive radio endorsements featuring prominent radio personalities. In addition, we use remarketing efforts such as online retargeting and shopping cart abandonment e-mail campaigns. All of our marketing leverages the brand we have developed from customer referrals and our public relations efforts.

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  Conversion Marketing.  Our conversion marketing efforts are focused on converting website visitors to paying customers through optimization of our website user workflows, questionnaire, and navigation experience. We also test and continuously optimize the visual design, messaging and promotion offers to improve conversion. Outbound sales calls and trial offers of our legal plans have also proved to be effective ways for us to acquire new customers.

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  Retention Marketing.  Our retention marketing is focused on establishing and maintaining long-term relationships with our customers through personalized marketing of our services, including telephone outreach, e-mail marketing and continuous customer care.

Research and Development

        We are making substantial investments in research and development to increase innovation and develop new services to meet our customers' legal needs. Our research and development efforts are focused on enhancing our existing services, accessing new markets and developing new services. In 2011, we opened a research and development center in San Francisco that has enhanced our ability to focus on developing new services. Our research and development team works closely with both our marketing and technology teams to evaluate and react to customer demand.

Competition

        We face intense competition from law firms and solo attorneys, legal document providers (including online providers) and national legal plan providers. We expect such competition to continue to increase. In addition, the competitive landscape can shift rapidly as new companies enter markets in which we compete and existing companies broaden their offerings. This is particularly true for online services, where barriers to entry are lower.

        Our primary competition comes from small law firms and solo attorneys. Many of our customers have in the past used law firms or solo attorneys to address their legal needs. Attorneys are generally able to provide direct legal advice that we cannot offer due to regulations regarding the unauthorized practice of law, and firms may develop a competing online legal service division. Our primary online competitors for our interactive legal documents services include BizFilings, RocketLawyer, and The Company Corporation. We compete in the registered agent services business primarily with CT Corporation and Corporation Services Company. Our primary competitors for our legal plans include Hyatt Legal Plans (a MetLife company), ARAG and LegalShield. Hyatt Legal Plans and ARAG primarily focus their marketing to larger employer groups, while LegalShield primarily focuses its marketing to individuals.

        We believe competitive factors for our services include ease of use, breadth of offerings, brand name recognition, reputation, price, quality and customer service. To attract customers, some online competitors are offering free or low-priced entry-level services that may affect our pricing strategy.

Intellectual Property

        Our success depends on our proprietary technology. We protect this proprietary technology by relying on a variety of intellectual property mechanisms including copyright, trade secret and trademark laws, and restrictions on disclosure and other methods. For example, we frequently file applications for copyrights, trademarks and service marks in order to protect our intellectual property. As of March 31, 2012, we have registered 12 trademarks in the United States including LegalZoom, LegalZoom.com, LegalZip, CreatingWill.com and ProxiLaw, and 27 trademarks in 42 foreign countries. We have no issued patents or pending patent applications. We also license intellectual property from third parties, such as software used to support our technology and operations.

Government Regulations

        Our business and the services we provide subject us to complex and evolving U.S. and foreign laws and regulations regarding UPL, legal document processing and preparation, legal plans, privacy and other matters. We do not purport to be a law firm and we do not engage in the practice of law, whether authorized or not. We provide self-help at our customers' specific direction and general information on legal issues generally encountered. Licensed attorneys provide services to our customers through our legal plans, and we rely on third parties to provide certain of our other services.

        Our business involves providing services that meet the legal needs of our customers and, as a result, is subject to a variety of complex and evolving U.S. and foreign laws and regulations, including the following:

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  Our business model includes the provision of services that represent an alternative to traditional legal services, which subjects us to allegations of UPL. UPL generally refers to an entity or person giving legal advice who is not licensed to practice law. However, laws and regulations defining UPL, and the governing bodies that enforce UPL rules, differ among the various jurisdictions in which we operate. We are unable to acquire a license to practice law in the United States, or employ licensed attorneys to provide legal advice to our customers, because we do not meet the regulatory requirement of being exclusively owned by licensed attorneys. We are also subject to laws and regulations that govern business transactions between attorneys and non-attorneys, including those related to the ethics of attorney fee-splitting and the corporate practice of law.

  •
  Regulation of legal document processing and preparation services varies among the jurisdictions in which we conduct business.

  •
  Regulation of our legal plans varies considerably among the insurance departments, bar associations and attorneys general of the particular states in which we offer, or plan to offer, our legal plans. In addition, some states may seek to regulate our legal plans as insurance or specialized legal service products.

        Additionally, we are required to comply with laws and regulations related to privacy and the storing, use, processing, disclosure and protection of personal information and other customer data.

        Our business operations also subject us to laws and regulations relating to general business practices and the manner in which we offer our services to customers subjects us to various consumer laws and regulations, including false advertising and deceptive trade practices.

        The scope of these laws and regulations are often vague and broad, and their applications and interpretations are often uncertain and conflicting. Compliance with these disparate laws and regulations requires us to structure our business and services differently in certain jurisdictions. Any failure or perceived failure to comply with applicable laws and regulations, or if our services are considered to constitute UPL, could cause us to modify or discontinue some of our services or incur significant expenses.

        In addition, any failure or perceived failure by us to comply with applicable laws and regulations may subject us to regulatory inquiries, claims, suits and prosecutions. We have been subject to, and currently are subject to, litigation and regulatory inquiries relating to UPL. We expect to continue to be subject to such litigation and regulatory inquiries, as well as potential investigations from other regulatory agencies as our business expands into new jurisdictions and we introduce new services.

Employees

        As of December 31, 2011, we had 457 full-time and part-time employees and 60 temporary workers, all of whom are located in the United States. We do not currently have any collective bargaining agreements with our employees and we believe employee relations are generally good.

Property and Facilities

        Our corporate headquarters and principal operations are located in Glendale, California, where we lease and occupy approximately 49,000 square feet. The term of our lease expires in 2021.

        We also have additional facilities in Glendale, California, where we lease and occupy approximately 6,000 square feet, Austin, Texas, where we lease and occupy approximately 59,000 square feet, and San Francisco, California, where we lease and occupy approximately 6,000 square feet. The terms of these leases expire in 2016, 2013 and 2016, respectively.

        We believe that our facilities are adequate for our needs, and that additional space will be available to us on commercially reasonable terms for the foreseeable future.

Legal Proceedings

        On September 15, 2009 and May 27, 2010, class action lawsuits were filed against us in California state court alleging, primarily, that we failed to comply with the California Legal Document Assistant Act, engaged in unfair business practices and made misrepresentations in our business operations. The September 15, 2009 case was brought by Charles Drozdyk. Plaintiff filed an amended complaint on February 14, 2011, principally replacing Drozdyk with a new plaintiff, Randall Whiting. The May 27, 2010 case was brought by Kathryn Webster, as executor of the Estate of Anthony Ferrantino. Between the cases, plaintiffs sought to have all contracts between LegalZoom and its customers for the prior four years declared void, a return of all revenues generated from these customers, punitive damages, penalties, and injunctive relief. While we have denied and continue to deny all of the allegations and claims asserted in these lawsuits, without admitting liability, and to avoid additional legal costs to defend these matters, we signed a settlement agreement of the May 27, 2010 action to resolve the claims in both cases. A fairness hearing was held on April 5, 2012. The court issued an Order Granting Final Approval of Class Action Settlement and Judgment on April 18, 2012. Objector Whiting has filed a notice of appeal of the court's denial of his motion to intervene. Objector Mings has filed a notice of appeal of the court's order and judgment. We have accrued an estimated settlement liability of $2.9 million for this lawsuit as further described in Note 6 to the consolidated financial statements included elsewhere in this prospectus.

        On December 17, 2009, a statewide class action lawsuit was filed against us by Todd Janson in Missouri state court, alleging that we were engaged in the unauthorized practice of law and violated the Missouri Merchandising Practices Act. The complaint was amended on January 15, 2010 to add plaintiffs Gerald T. Ardrey, Chad M. Ferrell, and C & J Remodeling LLC. It sought damages of five years of fees charged to Missouri customers with the fees from the two years immediately preceding the complaint trebled and an injunction enjoining LegalZoom from continued operation in Missouri. We subsequently removed the case to federal court in Missouri. While we have denied and continue to deny all of the allegations and claims asserted in this lawsuit, without admitting liability, and to avoid additional legal costs to defend the matter, we signed a settlement agreement to resolve the lawsuit. A fairness hearing was held on April 13, 2012. The court issued a Final Approval Order and Dismissal with Prejudice on April 30, 2012. We have accrued an estimated settlement liability of $2.5 million for this lawsuit as further described in Note 6 to the consolidated financial statements included elsewhere in this prospectus.

        On June 10, 2011, a purported quo warranto action was filed in Alabama state court against us by DeKalb County Bar Association. The complaint generally alleges that LegalZoom engages in the unauthorized practice of law and requests injunctive relief, not damages. We have denied and continue to deny all of the allegations and claims asserted in this lawsuit.

        On October 27, 2011, a purported statewide class action was filed against us by Christopher Lowry in federal court in Ohio, alleging that we engage in the unauthorized practice of law and violated the Ohio Consumer Sales Practices Act. The complaint seeks disgorgement of revenues, among other remedies. We have denied and continue to deny all of the allegations and claims asserted in this lawsuit.

        On January 25, 2012, a purported class action complaint was filed against us by Jonathan McIllwain in Arkansas state court, generally alleging that we engage in the unauthorized practice of law constituting violation of the Arkansas Deceptive Trade Practices Act and unjust enrichment. The complaint seeks a refund of all monies paid to us and punitive damages, among other remedies. We have denied and continue to deny all of the allegations and claims asserted in this lawsuit.

        On February 17, 2012, a complaint was filed against us by T. Travis Medlock in South Carolina state court, generally alleging that we engage in the unauthorized practice of law. The complaint requests declaratory relief, injunctive relief and disgorgement of revenues, among other measures. We have denied and continue to deny all of the allegations and claims asserted in this lawsuit.

        On September 30, 2011 we filed a complaint in Raleigh, North Carolina against the North Carolina State Bar. We brought this suit requesting a declaration that our self-help services are lawful and require the registration of our subscription legal plans. We cannot predict the outcome of this matter.

        In addition to these lawsuits, from time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not presently involved in any legal proceeding in which we expect the outcome, if determined adversely to us, to have a material adverse effect on our business, results of operations or financial condition.

MANAGEMENT

Executive Officers and Directors

        The following table provides information regarding our executive officers and directors as of the date of this prospectus:

Name	Age	Position(s)
John Suh	41	Chief Executive Officer and Director
Frank Monestere	43	President and Chief Operating Officer
Edward Hartman	41	Chief Strategy Officer
Fred Krupica	59	Chief Financial Officer
Sheila Tan	48	Chief Marketing Officer
Tracy Terrill	37	Chief Technology Officer
Chas Rampenthal	44	General Counsel and Secretary
Brian Liu( )	44	Chairman
Susan Decker( )	49	Director
Alan Spoon( )	60	Director
Jason Trevisan( )	37	Director
Nehemia (Hemi) Zucker( )	55	Director

(1)
Member of the audit committee
(2)
Member of the compensation committee
(3)
Member of the governance and nominating committee

  Executive Officers

        John Suh has served as our Chief Executive Officer since February 2007 and as a member of our board of directors since February 2005. Prior to LegalZoom, Mr. Suh was Chief Executive Officer of StudioDirect, the Internet division of a global supply chain company, Li and Fung. Prior to StudioDirect, Mr. Suh co-founded and served as Chief Executive Officer of Castling Group, helping offline companies create their Internet divisions and launching category leaders such as jcrew.com and hifi.com. Mr. Suh received a B.A. in Organizational Behavior and Public Policy from Harvard College and received his M.B.A. with high distinction from Harvard Business School, graduating as a George F. Baker Scholar. Mr. Suh was selected to serve on our board of directors due to the perspective and experience he brings as our Chief Executive Officer and his extensive background in the Internet industry.

        Frank Monestere has served as our Chief Operating Officer since September 2002 and as our President and Chief Operating Officer since January 2005. Before joining LegalZoom, Mr. Monestere was a management consultant from 2000 to 2002, and assisted clients in executing technology-focused business initiatives for clients such as Comcast and Time Warner Cable. Before that, he served in the U.S. Army as an Infantry Officer in the 82nd Airborne Division from 1991 to 1995 and as a Special Forces Officer from 1995 to 1998 with deployments to Bosnia and Sub-Saharan Africa. He also serves on the Board of Advisors of Special Forces Association, a non-profit organization. Mr. Monestere graduated with a B.S. in International Relations from the United States Military Academy at West Point and received his M.B.A. from Harvard Business School where he focused on operations strategy and management.

        Edward Hartman is one of our co-founders and has served as Chief Strategy Officer since June 2000. Prior to LegalZoom, Mr. Hartman was the Chief Technology Officer at TROON, LTD, later acquired by Xceed International. Mr. Hartman was a creator of two web-based applications, MajorFind and Megaphone. He sat on the board of the Project Management Institute (Los Angeles Chapter) and is a current board member of the Brent Shapiro Foundation. Mr. Hartman received a B.S. in Computer Science and a B.A. in Anthropology from Yale University and an M.B.A. from the Wharton School,

University of Pennsylvania Program for Executives in San Francisco, California, where he was designated a Palmer Scholar. He is a member of the California Bar.

        Fred Krupica has served as our Chief Financial Officer since April 2008. Mr. Krupica has over 30 years of experience at several high-growth corporations, most recently as Chief Financial Officer of Altra Inc., a leading biofuels company from January 2006 through April 2008. Prior to Altra, Mr. Krupica was Chief Financial Officer of Fastclick, Inc., an Internet advertising technology company, where he led Fastclick's initial public offering and subsequent sale and merger to Valueclick Inc. Mr. Krupica's previous positions include serving as the Chief Financial Officer of WJ Communications, Chief Financial Officer of Magnetic Data Technologies, Chief Financial Officer and Chief Operating Officer of a private equity firm, and founder of a professional services firm. Mr. Krupica also served in various senior financial management positions at Atlantic Richfield, Pullman Inc. and PricewaterhouseCoopers. Mr. Krupica is a Certified Public Accountant and holds a B.S. in Accounting from the University of Illinois and an M.B.A. in Finance from UCLA's Anderson School of Management.

        Sheila Tan has served as our Chief Marketing Officer since March 2012. Before joining LegalZoom, Ms. Tan held executive positions at Align Technology Inc. as Vice President, Marketing and Chief Marketing Officer from March 2009 to December 2011 and Vice President of Product Innovation and Marketing Strategy from September 2008 to March 2009. Prior to that, she was Vice President, Marketing for Moka5, Inc., a provider of virtual desktop technology, from August 2007 to July 2008. Ms. Tan served as Vice President Marketing of Presto Services Inc., a digital-delivery service that enables families and friends to stay in touch via e-mail, without the need for a computer or Internet connection, from June 2006 to August 2007. Prior to that, Ms. Tan was Senior Director of Marketing, Quicken.com and QuickBooks at Intuit from 2001 to 2004. From 1995 to 2000, Ms. Tan held marketing positions of increasing scope and responsibility at The Procter & Gamble Company and its subsidiaries. Ms. Tan received a B.S. in Business Management from California Polytechnic State University and an M.B.A. in Business Management from UCLA's Anderson School of Management.

        Tracy Terrill joined LegalZoom in January 2007 and has served as our Chief Technology Officer since October 2008. From March 2005 to December 2006, Mr. Terrill was Director of Sales and Marketing (systems) for GE NBC Universal Home Entertainment. Previous positions included Sr. Director of Digital Business Development and Sr. Director of Research and Development for Universal Music Group. Earlier in his career, Mr. Terrill was a management consultant for Gartner Group. Terrill holds a B.S. in Business Administration from Sonoma State University and an M.B.A. from the University of Southern California.

        Chas Rampenthal has served as our General Counsel since October 2003 and as our Corporate Secretary since February 2007. Before joining LegalZoom, Mr. Rampenthal was a partner at Belanger and Rampenthal, LLC from October 2002 to October 2003. Prior to that, Mr. Rampenthal was an associate at Testa, Hurwitz & Thibeault, LLP of Boston, Massachusetts and the Los Angeles office of Thelen Reid & Priest LLP. Mr. Rampenthal also served as an officer and aviator in the United States Navy. Mr. Rampenthal received his B.S. in Economics and Math Studies from Southern Illinois University at Edwardsville and a J.D. from the University of Southern California.

  Board of Directors

        Brian Liu, one of our co-founders, has served on our board of directors since July 1999, and as our Chairman from July 1999 to February 2005 and since February 2007. Mr. Liu was our Chief Executive Officer from July 1999 to February 2007. Prior to LegalZoom, Mr. Liu was a corporate attorney with the law firm of Sullivan & Cromwell LLP. In addition, Mr. Liu was formerly assistant Vice President—Legal with investment adviser Oaktree Capital Management, LLC. Mr. Liu graduated from U.C. Berkeley, Phi Beta Kappa, and with honors, in Biochemistry. Mr. Liu received his J.D. from UCLA School of Law and is a member of the California Bar. Mr. Liu was selected to serve on our board of directors due to his experience as our prior Chief Executive Officer and his involvement with our formation, along with his knowledge of our business, management skills and performance as a board member.

        Susan Decker has served on our board of directors since October 2010. Ms. Decker also currently serves on the boards of directors of Intel Corporation, Berkshire Hathaway Corporation and Costco Wholesale Corporation and is a Trustee of Save the Children. Previously, Ms. Decker served on the board of directors of Stanford Institute of Economic Policy Research from March 2005 to May 2007. During the 2009-2010 school year, Ms. Decker served as Entrepreneur-in-Residence at Harvard Business School. Prior to that, from June 2000 to April 2009, Ms. Decker held various executive management positions at Yahoo! Inc., including serving as President from June 2007 to April 2009, Head of the Advertiser and Publisher Group from December 2006 to June 2007, and Chief Financial Officer from June 2000-June 2007. Before Yahoo!, Ms. Decker spent 14 years with Donaldson, Lufkin & Jenrette, most recently as Managing Director, Global Equity Research from 1998 to 2000, and previously as an equity research analyst, covering publishing and advertising stocks from 1986 to 1998. In this capacity, Ms. Decker received recognition by Institutional Investor magazine as a top-rated analyst for ten consecutive years. Ms. Decker was selected to serve on our board of directors due to her extensive experience as president of a global Internet company, providing expertise in corporate leadership, financial management, and Internet technology, and to the extent Ms. Decker services as a director for other multinational companies, Ms. Decker also provides cross-board experience.

        Alan Spoon has served on our board of directors since February 2007. Mr. Spoon is a general partner with Polaris Venture Partners, a venture capital firm. Before joining Polaris in 2000, Mr. Spoon served for 18 years in a variety of roles with The Washington Post Company, including President, board member, and Chief Financial Officer. At The Washington Post, Mr. Spoon also was responsible for early stage technology investments in cellular companies, such as Cellular One and Digital PCS, distance learning and educational software, and digital media and e-commerce services. Prior to The Washington Post, Mr. Spoon was an officer at The Boston Consulting Group. In addition to serving on our board of directors, Mr. Spoon also sits on the boards of a variety of other companies, including Art.com, Focus Financial Partners, Remedy Health Media, Phreesia, Danaher Corporation and IAC/InterActiveCorp. In his not-for-profit activities, Mr. Spoon is a member of the Massachusetts Institute of Technology's Corporation and The Council on Foreign Relations. Mr. Spoon earned his S.B. at Massachusetts Institute of Technology, an S.M. at M.I.T.'s Sloan School of Management, and a J.D., with honors, from Harvard Law School. Mr. Spoon was selected to serve on our board of directors due to his extensive experience with private and public company boards, management practices and involvement with private equity, providing insights into Internet and technology industries as well as into acquisition strategy and financing.

        Jason Trevisan has served on our board of directors since February 2007. Mr. Trevisan is a general partner with Polaris Venture Partners focusing on growth equity investments and buyouts in Internet, technology and healthcare industries. Before joining Polaris in 2003, Mr. Trevisan held various management roles at aQuantive, which was acquired by Microsoft, where he oversaw client relationships in industries including pharmaceuticals, media/entertainment, financial services and consumer products. Prior to aQuantive, Mr. Trevisan was a consultant with Bain & Company where his clients included private equity firms and Fortune 500 companies in technology, media and consumer products. In addition to serving on our board of directors, Mr. Trevisan is also a member of the board of directors of ShoeDazzle, Life Line Screening, PartsSource and Snappcloud. Mr. Trevisan received his M.B.A. with Distinction from the Tuck School of Business at Dartmouth, where he was recognized as an Edward Tuck Scholar. Mr. Trevisan holds an A.B., cum laude, in English from Duke University. Mr. Trevisan was selected to serve on our board of directors due to his extensive experience in Internet and technology companies, as a venture capitalist and as one of our investors.

        Nehemia (Hemi) Zucker has served on our board of directors since April 2012. Mr. Zucker is the Chief Executive Officer of j2 Global, Inc., a Nasdaq-traded provider of business cloud services, since May 2008. Prior to that time, and beginning in 1996, he held various executive positions with j2 Global, as

Co-President and Chief Operating Officer from August 2005 to May 2008, as Co-President from April 2005 to August 2005, as Chief Marketing Officer from May 2003 to August 2005, as Chief Marketing Officer and Chief Financial Officer from December 2000 to May 2003, and as Chief Financial Officer from 1996 to December 2000. Prior to j2 Global, Mr. Zucker was Chief Operations Manager of Motorola's EMBARC division, which packaged CNBC and ESPN for distribution to paging and wireless networks. From 1980 to 1996, he held various positions in finance, operations and marketing at Motorola in the United States and abroad. Mr. Zucker received his B.A in Economics from Tel Aviv University. Mr. Zucker was selected to serve on our board of directors due to his extensive experience in Internet, technology and telecommunication companies and his international management experience.

        Each officer serves at the discretion of our board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Board Composition

        As set forth in our current bylaws, the size of our board of directors is set at six members and our board of directors currently consists of five members, with one seat vacant. Our current certificate of incorporation and voting agreement provide for certain members of our board of directors to be elected by certain classes of our capital stock. The current members of the board of directors were elected as follows:

  •
  Messrs. Suh and Liu were elected by the holders of the majority of the outstanding shares of our common stock.

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  Messrs. Spoon and Trevisan were elected by the holders of the majority of the outstanding shares of our Series A.

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  Ms. Decker was elected by the holders of the majority of the outstanding shares of our common stock and our Series A, voting together as a single class.

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  The vacant seat on our board of directors may be filled by an individual elected by the holders of the majority of the outstanding shares of our common stock and our Series A, voting together as a single class.

        The voting agreement and the provisions of our certificate of incorporation by which the directors were elected will terminate in connection with our initial public offering, and there will be no further contractual obligations regarding the election of our directors. Our current directors will continue to serve as directors until their resignations or until their successors are duly elected by the holders of our common stock.

  Classified Board

        Upon completion of this offering, our board of directors will consist of seven members. In accordance with our amended and restated certificate of incorporation to be filed in connection with this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

  •
  The Class I directors will be                        and                         , and their terms will expire at the annual general meeting of stockholders to be held in 2013;

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  The Class II directors will be                        and                         , and their terms will expire at the annual general meeting of stockholders to be held in 2014; and

  •
  The Class III directors will be                        ,                         and                         , and their terms will expire at the annual general meeting of stockholders to be held in 2015.

        We expect that additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

        The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

  Director Independence

        Under the listing requirements and rules of the NYSE, independent directors must comprise a majority of a listed company's board of directors within a specified period of the completion of this offering.

        Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that                        ,                         ,                         and                         do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the NYSE. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Committees

        Our board of directors has established an audit committee, a compensation committee and a governance and nominating committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

  Audit Committee

        Our audit committee provides oversight of our accounting and financial reporting process, the audit of our financial statements and our internal control function. Among other matters, the audit committee assists the board of directors in oversight of the independent registered public accounting firm qualifications, independence and performance; is responsible for the engagement, retention and compensation of the independent auditors; reviews the scope of the annual audit; reviews and discusses with management and the independent registered public accounting firm the results of the annual audit and the review of our quarterly consolidated financial statements including the disclosures in our annual and quarterly reports filed with the SEC; reviews our risk assessment and risk management processes; establishes procedures for receiving, retaining and investigating complaints received by us regarding accounting, internal accounting controls or audit matters; approves audit and permissible non-audit services provided by our independent registered public accounting firm; and reviews and approves related person transactions under Item 404 of Regulation S-K. In addition, our audit committee will oversee our internal audit function when it is established.

        The current members of our audit committee are                        , who is the chair of the committee,                         and                         . All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NYSE. Our board of directors has determined that                        and                         are audit committee financial experts as defined under

the applicable rules of the SEC and have the requisite financial sophistication as defined under the applicable rules and regulations of the NYSE. All of the members of our audit committee are independent directors as defined under the applicable rules and regulations of the SEC and the NYSE.

  Compensation Committee

        Our compensation committee adopts and administers the compensation policies, plans and benefit programs for our executive officers and all other members of our executive team. In addition, among other things, our compensation committee annually evaluates, in consultation with the board of directors, the performance of our Chief Executive Officer, reviews and approves corporate goals and objectives relevant to compensation of our Chief Executive Officer and other executives and evaluates the performance of these executives in light of those goals and objectives. Our compensation committee also adopts and administers our equity compensation plans. The current members of our compensation committee are                        , who is the chair of the committee,                         and                         . All of the members of our compensation committee are independent under the applicable rules and regulations of the SEC and the NYSE, and Section 162(m) of the Internal Revenue Code, or the Code.

  Governance and Nominating Committee

        Our governance and nominating committee is responsible for, among other things, making recommendations regarding corporate governance, the composition of our board of directors, identification, evaluation and nomination of director candidates and the structure and composition of committees of our board of directors. In addition, our governance and nominating committee oversees our corporate governance guidelines, approves our committee charters, oversees compliance with our code of business conduct and ethics, contributes to succession planning, reviews actual and potential conflicts of interest of our directors and officers other than related person transactions reviewed by the audit committee and oversees the board self-evaluation process. Our governance and nominating committee is also responsible for making recommendations regarding non-employee director compensation to the full board of directors. The current members of our governance and nominating committee are                        , who is the chair of the committee,                         and                         . All of the members of our governance and nominating committee are independent under the applicable rules and regulations of the SEC and the NYSE.

Compensation Committee Interlocks and Insider Participation

        None of the members of our compensation committee is or has at any time during the past year been one of our officers or employees. None of our executive officers currently serves or in the past year has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Business Conduct and Ethics

        We will adopt a code of business conduct and ethics applicable to all of our employees, including our executive officers and directors, and those employees responsible for financial reporting. The code of business conduct and ethics will be available on our website. We expect that, to the extent required by law, any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

EXECUTIVE COMPENSATION

        Our named executive officers for 2011, which consist of our principal executive officer and the two other most highly compensated executive officers, are:

  •
  John Suh, Chief Executive Officer and Director;

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  Fred Krupica, Chief Financial Officer; and

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  Edward Hartman, Chief Strategy Officer.

        The following tables and narratives address and explain the compensation provided to our named executive officers in fiscal 2011. All figures below reflect our 2011 three-for-one stock split.

2011 Summary Compensation Table

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
John Suh, Chief Executive Officer and Director	2011	332,250	—	—	350,000	9,800	692,050
Fred Krupica, Chief Financial Officer	2011	253,050	—	548,472	254,000	68,470	1,123,992
Edward Hartman, Chief Strategy Officer	2011	215,100	40,000	342,795	120,000	15,651	733,546

(1)
The base salaries for the named executive officers were increased effective as of April 1, 2011 and are as follows: Mr. Suh—$340,000; Mr. Krupica—$255,000; Mr. Hartman—$225,000.

(2)
Mr. Hartman was awarded a discretionary cash bonus award of $40,000 in fiscal 2011 (in addition to his fiscal 2011 performance-based incentive award described in footnote (4)) for his superior performance in heading the broad expansion of our legal plan services in fiscal 2011.

(3)
Represents the total grant date fair value, as determined under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718, Stock Compensation, of all option awards granted to the named executive officer during fiscal 2011. Assumptions used to calculate these amounts are included in Note 8, "Stock Option Plans," to our consolidated financial statements included elsewhere in this prospectus. These stock options were each granted on September 29, 2011 and each has a maximum 10-year term and a per-share exercise price of $5.47 which was the fair market value of a common share on such grant date. Vesting terms are described in footnotes (5), (6), and (7) to the "—2011 Outstanding Equity Awards at Fiscal Year-End" table below.

(4)
The named executive officers earned the maximum cash incentive award for fiscal 2011 based on the achievement of annual company performance objectives as discussed in "—Annual Performance-based Cash Bonus Opportunity" below.

(5)
We provided our named executive officers with additional benefits that we believe are reasonable, competitive and consistent with LegalZoom's overall executive compensation program. The incremental costs of these benefits are shown in the table below.

Name	Relocation($)		Housing($)		LegalZoom 401(k) Match($)(c)	Total "Other Compensation"($)
John Suh	—		—		9,800	9,800
Fred Krupica	—		62,173	(a)	6,297	68,470
Edward Hartman	10,971	(b)	4,680	(b)	—	15,651

(a)
Represents the incremental cost incurred in connection with Mr. Krupica's usage of LegalZoom's corporate apartment, as further described in "—Executive Employment Agreements" below.

(b)
In December 2011, Mr. Hartman, as the head of research and development of LegalZoom, relocated to the San Francisco area to co-oversee LegalZoom's research and development center in San Francisco. The amounts in these columns represent a relocation and a housing allowance in connection with Mr. Hartman's establishment of residency.

(c)
Represents LegalZoom matching contributions to the named executive officers' 401(k) savings accounts.

  Annual Base Salary

        The following table provides the annual base salaries for each of the named executive officers for fiscal 2011 based on decisions made by the compensation committee in fiscal 2011. Fiscal 2011 salaries were adjusted effective as of April 1, 2011 as set forth below.

Name	Fiscal 2011 Salary First Quarter($)	Fiscal 2011 Salary (effective April 1, 2011)($)
John Suh	309,000	340,000
Fred Krupica	247,200	255,000
Edward Hartman	185,400	225,000

  Annual Performance-based Cash Bonus Opportunity

        In addition to base salaries, our named executive officers were eligible to receive performance-based cash bonuses in fiscal 2011. The annual cash bonus payouts for the named executive officers in fiscal 2011 were based on the degree of attainment of LegalZoom's performance criteria.

        For fiscal 2011, the annual performance-based cash bonus plan was based on a dollar pool determined alongside the establishment of LegalZoom's overall annual budget. Each named executive officer then had target and maximum bonus amounts established as set forth below:

Name	Target Bonus($)	Maximum Bonus($)
John Suh	175,000	350,000
Fred Krupica	127,000	254,000
Edward Hartman	60,000	120,000

        Payment of a performance-based cash bonus was based on two company performance metrics: Adjusted EBITDA and annual revenue growth. Adjusted EBITDA is a Non-GAAP financial measure. For a definition of Adjusted EBITDA and reconciliation to net income (loss), the most comparable U.S. GAAP item, see "Prospectus Summary—Summary Selected Financial and Other Data Non-GAAP discussion." These performance metrics were chosen based on the compensation committee's belief that attaining or exceeding targets for these metrics would increase LegalZoom's value and growth. The actual amount awarded for the fiscal 2011 cash bonus was primarily dependent on LegalZoom's achievement of a target annual revenue growth of 17.7%. However, in order for a named executive officer to receive any performance-based cash bonus, LegalZoom had to achieve a minimum Adjusted EBITDA of $11.4 million. If LegalZoom did not achieve the minimum Adjusted EBITDA of $11.4 million, regardless of its achievement of the annual revenue growth target, no cash bonus would have been paid to the named executive officers. If this Adjusted EBITDA minimum was achieved, then the amount of the performance bonus would be determined based on the Adjusted EBITDA and annual revenue growth results, with annual revenue growth receiving approximately 70% of the weighting and Adjusted EBITDA receiving approximately 30% of the weighting. If LegalZoom had achieved a target annual revenue growth of 17.7% and the minimum Adjusted EBITDA of $11.4 million, the named executive officers would have received the target bonus amount. In all cases, the total annual cash bonus opportunity for each named executive officer for fiscal 2011 had a maximum payout of two times his target amount. If LegalZoom achieved approximately 26% or more in annual revenue growth (and met or exceeded the minimum Adjusted EBITDA goal of $11.4 million), the named executive officers would have received the maximum bonus payout of two times their target bonus amount.

        For fiscal 2011, LegalZoom achieved an annual revenue growth of 29.2% and Adjusted EBITDA of $11.8 million. As a result, the compensation committee awarded each of the named executive officers the maximum amount for fiscal 2011 performance-based cash bonuses, which amounts are reported above in the Non-Equity Incentive Plan Compensation column of the 2011 Summary Compensation table. In fiscal 2011, the compensation committee also awarded Mr. Hartman a $40,000 discretionary bonus in connection with his exceptional performance in fiscal 2011 in growing our legal plan services and almost tripling the number of subscribers in our legal plans.

  Long-term Equity-based Compensation

        Historically, the compensation committee and/or our board of directors has provided long-term equity incentive compensation to retain our named executive officers and to provide for a portion of their compensation to be at risk and linked directly with the appreciation of stockholder value. Long-term compensation has generally been provided through equity awards in the form of stock options subject to continued service and under the terms and conditions of our 2007 Stock Option Plan, which was renamed as the 2010 Stock Incentive Plan (hereafter, referred to as the "2010 Plan"), and related award agreements. Through possession of stock options, our executives participate in the long-term results of their efforts.

        The 2010 Plan, or the stock option grant agreements, can provide for some or all of the unvested stock options to vest immediately when certain events occur, including a change in control. For example, in the event of a corporate change in control transaction in which the named executive officer's stock options are not substituted, assumed or converted, then the named executive officer's stock options shall fully vest and become exercisable immediately prior to the consummation of the change in control.

        The board of directors granted stock option awards to each of the named executive officers, except for Mr. Suh, in fiscal 2011. Mr. Suh did not receive an equity award in fiscal 2011, as he had received a stock option award in 2010 (and the other named executive officers had not). Details on stock option grants in fiscal 2011 are provided in footnote (3) to the "—2011 Summary Compensation Table".

  Employee Benefits and Perquisites

        We have generally not offered extensive or elaborate benefits to the named executive officers, except for permitting Mr. Krupica to stay in our corporate apartment located near our corporate headquarters and providing relocation benefits to Mr. Hartman. Further details on these benefits are described in footnote (5) to the "—2011 Summary Compensation Table". We also provide 401(k) matching contributions as discussed in the "401(k) Plan" section below.

2011 Outstanding Equity Awards at Fiscal Year-End

        The following table shows the number of shares of our common stock covered by stock options and restricted stock units held by the named executive officers as of December 31, 2011. All of the awards shown in the below table were granted under the 2010 Plan. Additionally, all of the stock options in the below table were granted with a per share exercise price equal to the fair market value of one of our shares of common stock on the date of grant. No stock options were exercised by the named executive officers during fiscal 2011.

	Option Awards
							Stock Awards
			Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date		Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)
John Suh	575,406	—	—	1.1933	2/9/17	(1)	—		—
	60,000	540,000	—	1.4000	2/25/20	(2)	—		—
Fred Krupica	630,000	90,000	—	1.4967	6/24/18	(3)
							75,000	(4)	430,500
	—	240,000	—	5.4700	9/29/21	(5)(7)	—		—
Edward Hartman	—	150,000	—	5.4700	9/29/21	(6)(7)	—		—

(1)
This option was granted on April 18, 2007 and the first vest date was February 9, 2007. This time-based option vested as follows: on the ninth day of each month following the first vest date, 1/48th of the option incrementally vested.

(2)
This option was granted on February 25, 2010 and the first vest date was February 25, 2011. This time-based option vests as follows: (i) 10% of the option vested on the first vest date (ii) 20% of the option vested on the one-year anniversary of the first vest date, (iii) 30% of the option vests on the two-year anniversary of the first vest date, and (iv) 40% of the option vests on the three-year anniversary of the first vest date.

(3)
This option was granted on June 24, 2008 and the first vest date was April 28, 2009. This time-based option vested as follows: (i) 25% of the option vested on the first vest date and (ii) the remaining 75% vested in equal quarterly installments on July 28, October 28, January 28 and April 28 over the three years following the first vest date.

(4)
This stock units award was granted on April 20, 2010. These units shall become fully vested upon the earliest to occur of: (i) the closing of an initial public offering of shares pursuant to an effective registration statement with the SEC on the first business day that the shares have a closing trading price of $5 or more per share on a fully-diluted, as-converted basis; or (ii) the consummation of a change in control in which the net consideration to the then holders of shares is equal to or greater than $5 or more per share on a fully-diluted, as-converted basis and the change in control also constitutes a change in ownership or effective control of a corporation or change in the ownership of a substantial portion of the assets of a corporation within the meaning of Code section 409A; or (iii) April 20, 2015. In addition, the units shall become fully vested upon the termination date of Mr. Krupica's employment if his employment is terminated by LegalZoom without cause (as defined in the 2010 Plan).

(5)
This option was granted on September 29, 2011 and the first vest date is April 28, 2013.

(6)
This option was granted on September 29, 2011 and the first vest date is July 31, 2012.

(7)
These time-based options vest as follows: (i) 25% of the option vests on the first vest date and (ii) the remaining 75% shall vest in equal annual installments over the three years following the first vest date.

Executive Employment Agreements

  Fiscal 2011

        We previously entered into employment agreements with each of the named executive officers which were effective during fiscal 2011. Below are descriptions of these agreements, which have been superseded by new employment agreements.

  John Suh

        Mr. Suh's offer letter, dated February 15, 2007 and amended on April 20, 2010, provided that he would serve as LegalZoom's Chief Executive Officer. It also provided that Mr. Suh would originally receive an initial annual base salary of $200,000, an annual performance-based bonus equal to approximately $200,000 and a stock option award. The agreement further provided that Mr. Suh was eligible to participate in employee benefit plans in accordance with LegalZoom's policies. This included medical programs, three weeks of paid vacation per year and reimbursement for all costs of his professional licensing and any professional organizations. Under the agreement, if LegalZoom terminated Mr. Suh's employment without "cause" then, conditioned on his providing a release of any employment related claims against LegalZoom, Mr. Suh would have been entitled to receive 12 months of continued salary and health insurance coverage. Further, if Mr. Suh resigned for "good reason" then, conditioned on his providing a release of any employment related claims against LegalZoom, Mr. Suh would have been entitled to receive 12 months of continued salary and health insurance coverage, any bonus earned and/or accrued through the date of termination and 12 months accelerated vesting of his unvested stock options. Upon an involuntary termination of Mr. Suh's employment within 12 months after a change in control of LegalZoom, he would have received a cash severance payment equal to one year of base salary and his then-outstanding unvested stock options, restricted stock, stock appreciation rights and stock units would become fully vested immediately before his termination of employment. Additionally, upon the completion of a qualified initial public offering, such as the consummation of this offering, Mr. Suh would have received a one year acceleration of vesting for his then unvested stock options and a $100,000 cash bonus. The agreement further provided that LegalZoom would indemnify Mr. Suh for any liability incurred within the scope of his employment and that LegalZoom would maintain directors and officers liability insurance.

        The agreement defined "cause" as Mr. Suh's (i) willful, intentional or grossly negligent failure to perform his duties under the agreement, (ii) admission or final conviction of a misdemeanor materially adversely affecting LegalZoom or of any felony, (iii) commission of an act of fraud against, or material misappropriation of property belonging to, LegalZoom, or (iv) material breach of any provision of the agreement that is not remedied within 30 days of his receipt of written notice from LegalZoom. The agreement defined "good reason" as (1) a breach by LegalZoom of its obligations under the agreement, (2) a significant reduction of Mr. Suh's duties, title or authority, or (3) any requirement or suggestion that Mr. Suh violated his professional ethics. The agreement defined "change in control" as any of the following events:

  •
  any "person" (as such term is used in Section 13(d) and 14(d) of the Exchange Act, other than a trustee or other fiduciary holding securities of LegalZoom under an employee benefit plan of LegalZoom, becomes the "beneficial owner" (as defined in Rule 13d-3 promulgated under the Exchange Act), directly or indirectly, of securities of LegalZoom representing 50% or more of (A) the outstanding shares of LegalZoom's common stock or (B) the combined voting power of LegalZoom's then-outstanding securities;

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  LegalZoom is party to a merger or consolidation, or series of related transactions, which results in the voting securities of LegalZoom outstanding immediately prior thereto failing to continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 50% percent of the combined voting power of the voting securities of LegalZoom or such surviving entity outstanding immediately after such merger or consolidation;

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  the sale or disposition of all or substantially all of LegalZoom's assets (or consummation of any transaction, or series of related transactions, having similar effect);

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  the dissolution or liquidation of LegalZoom; or

  •
  any transaction or series of related transactions that has the substantial effect of any one or more of the foregoing.

  Fred Krupica

        Mr. Krupica's offer letter, dated March 19, 2008 and amended on April 20, 2010, was effective upon the commencement of his employment in April 2008 and provided that he would serve in an at-will capacity as LegalZoom's Chief Financial Officer. It provided that Mr. Krupica would originally receive an initial annual base salary of $230,000, an annual performance-based bonus of up to $120,000 and a stock option award. The agreement also provided that Mr. Krupica was eligible to participate in employee benefit plans in accordance with LegalZoom's policies including medical and dental plans and that he would accrue 20 vacation days per year. Under the agreement, Mr. Krupica was permitted to stay in LegalZoom's corporate apartment which is near LegalZoom's headquarters. If LegalZoom had terminated Mr. Krupica's employment without "good reason" or if Mr. Krupica had experienced a "constructive termination" then, conditioned on his providing a release of any claims against LegalZoom, Mr. Krupica would have been entitled to receive six months of continued salary and health insurance coverage along with six months accelerated vesting of his unvested stock options. Upon an involuntary termination of Mr. Krupica's employment within the six months before or 12 months after a change in control of LegalZoom, his cash severance would have equaled one year of salary and his then outstanding unvested stock options, restricted stock, stock appreciation rights and stock units would have become fully vested immediately before his termination of employment. The agreement further provided that LegalZoom would indemnify Mr. Krupica for any liability incurred within the scope of his employment and that LegalZoom would maintain directors and officers liability insurance. The agreement also imposed various restrictions on Mr. Krupica, for the benefit of LegalZoom, including maintaining the confidentiality of LegalZoom information.

        Mr. Krupica's agreement defined "good reason" as Mr. Krupica's (i) commission of a crime involving dishonesty, breach of trust, or physical harm to any person, (ii) willful engagement in conduct that is in bad faith and materially injurious to LegalZoom, or (iii) willful refusal to implement or follow a lawful policy or directive of LegalZoom. The agreement defined "constructive termination" as (1) a material reduction in responsibility, (2) a material reduction in annual cash compensation except for reductions that are comparably applied to similarly situated executives, or (3) a relocation to a new work location that is more than 50 miles away from Mr. Krupica's current place of employment. Mr. Krupica's agreement provided for the same definition of "change in control" as described above for Mr. Suh.

  Edward Hartman

        Mr. Hartman's "Executive Employment, Confidential Information and Assignment of Inventions Agreement," dated March 25, 2004 and amended on April 20, 2010, was made effective as of the commencement of his employment in February 2001 and provided that he would serve in an at-will capacity as LegalZoom's Chief Strategy Officer. It provided that Mr. Hartman would originally receive an initial annual base salary of $130,000. The agreement also provided that Mr. Hartman was eligible to receive stock option grants, in the discretion of LegalZoom, and that he was eligible to participate in employee benefit plans in accordance with LegalZoom's policies, including paid time off and medical and dental plans. The agreement further provided that upon an "involuntary termination" of Mr. Hartman's employment within 12 months of a change in control of LegalZoom, his then-outstanding unvested stock options, restricted stock, stock units and stock appreciation rights would have become fully vested immediately before his termination of employment. The agreement also imposed various restrictions on Mr. Hartman for the benefit of LegalZoom, including maintaining the confidentiality of LegalZoom information and a 12 month post-employment non-solicitation of LegalZoom executives.

        Mr. Hartman's agreement provided for the same definition of "change in control" as described above for Mr. Suh. Mr. Hartman's agreement defined "cause" generally to mean any of the following acts committed by Mr. Hartman and where such acts have not been cured or corrected:

  •
  willful failure to follow the lawful written directions of the our board of directors;

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  engaging in gross misconduct which is materially detrimental to LegalZoom;

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  willful and repeated failure or refusal to comply in any material respect to the agreement, LegalZoom's insider trading policy, or any other reasonable policies of LegalZoom where non-compliance would be materially detrimental to LegalZoom; or

  •
  commission of an unlawful or criminal act (serious in nature) which would reflect adversely on LegalZoom.

        Mr. Hartman's agreement defined "involuntary termination" as a termination of his employment due to any of the following:

  •
  actual termination of employment by LegalZoom other than for "cause";

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  his resignation due to the material diminution of position or responsibility;

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  his resignation due to any reduction in salary, bonus and other compensation; or

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  his resignation due to a company requirement that Mr. Hartman relocate to a new job location of 50 miles or more from his then-current office location.

  Fiscal 2012

        In May 2012, our compensation committee unanimously approved new employment agreements and compensation arrangements with the named executive officers, which replace and supersede the predecessor employment agreements described above, effective May 9, 2012. The new compensation arrangements also include the potential future grant of stock option awards to our named executive officers (described further in footnotes (4) and (5) to the table below), the grant to be effective on the date of this offering. These stock options will generally have a per share exercise price equal to 115% of the price at which shares will be offered to be sold to the public in this offering and will vest as follows: 1/4 of the option vests on the first anniversary of the date of grant and the remaining 3/4 of the option will vest in equal quarterly installments over the following three years. Additionally, Mr. Suh will be granted a second stock option of 250,000 shares with a per share exercise price equal to 125% of the price at which shares will be offered to be sold to the public in this offering, and will vest as follows: 1/2 of the shares will vest annually on the third and fourth anniversaries of the date of grant.

        In accordance with the foregoing, on May 8, 2012, we entered into a new employment agreement with each of the named executive officers. These new agreements, which supersede and replace the prior employment agreements, each provide that the named executive officer will continue to serve in his same role(s). The following table highlights certain items contained in the new employment agreements for the named executive officers.

	Initial Term of Employment Agreements(1)	Base Salary Effective as of an IPO(2)	Annual Target Bonus(3)	Stock Options: FY12 IPO Grant (Shares)		Severance Payments Upon "Qualifying Termination"	Severance Payments Upon "Qualifying Termination" Within LegalZoom "Change in Control" Period	Other
John Suh	2 years	$425,000	100%	650,000	(4)	(6)	(8)	(9)(10)
Fred Krupica	2 years	$310,000	50%	120,000	(5)	(7)	(8)	(9)(10)
Eddie Hartman	2 years	$235,000	40%	80,000	(5)	(7)	(8)	(9)

(1)
On May 8, 2013, and on each subsequent May 8th through and including May 8, 2017, the term of the employment agreement is automatically extended by one additional year unless either party has previously provided written notice to not so extend the term, except that the agreement shall in all cases expire no later than (and cannot be extended beyond) May 8, 2019.

(2)
On the effective date of the IPO, the annual base salaries of the named executive officers will be increased to the figures reflected in this column. The current base salaries for each of the named executive officers which were unchanged and which are reflected in the employment agreements are: Mr. Suh: $340,000; Mr. Krupica: $255,000; Mr. Hartman: $225,000.

(3)
Each named executive officer will be eligible for an annual incentive bonus based on attainment of performance objectives that are prescribed and established by the compensation committee. LegalZoom intends to administer this bonus under our 2012 Management Incentive Plan. Further details on the 2012 Management Incentive Plan can be found in "—Incentive Compensation Plans—2012 Management Incentive Plan". The employment agreements further provide for an annual target bonus amount as a percentage of his annual base salary with such target percentage reflected in this column. The actual bonus paid may be more or less than the target amount. The named executive officer must remain employed with LegalZoom through the date of each of the bonus payment(s) in order to earn any performance bonus and receive such payment(s).

(4)
Mr. Suh's agreement provides that two nonstatutory stock options to purchase a total of 650,000 shares will be granted to Mr. Suh on or around the effective date of this offering. 400,000 shares will be subject to the first option and will have a per share exercise price equal to 115% of the price at which shares will be offered to be sold to the public in this offering. 250,000 shares will be subject to the second option and will have a per share exercise price equal to 125% of the price at which shares will be offered to be sold to the public in this offering. The stock options will be on other terms and conditions (including vesting) set forth in the stock option agreements evidencing the grants.

(5)
The agreements provide that a nonstatutory stock option will be granted to each named executive officer on or around the effective date of this offering. The stock options will be on other terms and conditions (including vesting) set forth in the stock option agreements evidencing the grants.

(6)
Mr. Suh's agreement provides that if his employment is terminated by us without "cause" or by Mr. Suh for "good reason," as defined in the agreement, each a "Qualifying Termination", then Mr. Suh will receive: (a) cash payments in an aggregate amount equal to 100% of his annual base salary in effect on his termination date paid in monthly installments over a 12 month period after the termination, with the first installment paid on the 60th day after the named executive officer's termination date; (b) LegalZoom will continue to pay the cost (to the same extent it was doing so immediately prior to the termination) for COBRA health insurance benefits for up to 12 months, and (c) the vesting of any of his unvested equity-based compensation awards (excluding any portion of any performance-based vesting awards which are/were forfeited due to failure to achieve the requisite performance objectives) will accelerate as if his service terminated 12 months later. Payment of the severance benefits will be conditioned upon Mr. Suh providing a release of claims against us, our affiliates and related parties.

(7)
The agreements provide that if there is a Qualifying Termination, then the named executive officer will receive: (a) cash payments in an aggregate amount equal to 50% of the named executive officer's annual base salary in effect on his termination date paid in monthly installments over a six month period after the termination, with the first installment paid on the 60th day after the named executive officer's termination date; and (b) LegalZoom will continue to pay the cost (to the same extent it was doing so immediately prior to the termination) for COBRA health insurance benefits for up to six months. Mr. Krupica will also receive an acceleration of the vesting of his unvested equity-based compensation awards (excluding any portion of any performance-based vesting awards which are/were forfeited due to failure to achieve the requisite performance objectives) as if his service terminated six months later. Payment of the severance benefits will be conditioned upon the named executive officer providing a release of claims against us, our affiliates and related parties.

(8)
The employment agreements provide that if there is a Qualifying Termination during the time period that commences on the consummation of a change in control and extends through the date that is

  24 months after a "change in control," as defined in the agreement, then the named executive officer will receive: (a) a lump-sum cash payment in an amount equal to a percentage of the named executive officer's annual base salary; (b) LegalZoom will continue to pay the cost (to the same extent it was doing so immediately prior to the termination) for COBRA health insurance benefits for up to nine months; and (c) any unvested equity-based compensation awards (excluding any portion of any performance-based vesting awards which are/were forfeited due to failure to achieve the requisite performance objectives) will fully vest. The cash severance shall be fully paid to the named executive officer in a single lump sum payment on the 60th day after his termination date. The amount in clause (a) above shall be equal to 100% of his then annual base salary for Mr. Krupica and equal to 75% of his then annual base salary for Mr. Hartman. For Mr. Suh, the amount in clause (a) above shall be equal to 150% of Mr. Suh's then annual base salary and the number of months in clause (b) shall be up to 18 months. Payment of the severance benefits will be conditioned upon the named executive officer providing a release of claims against us, our affiliates and related parties.

(9)
In the event the named executive officer has received payments that are subject to golden parachute excise taxes, then such payments will be reduced to an amount which would result in no portion of the payments being subject to golden parachute excise taxes. Additionally, all compensation provided pursuant to the agreement is explicitly subject to our policy on recoupment of compensation, which policy is described above in "—Fiscal 2012 Compensation Decisions—Policy on Recoupment of Compensation", as adopted and/or modified from time to time and/or applicable law. Moreover, the agreement provides that the named executive officer is subject to, among other things, nondisparagement and nonsolicitation restrictions. Further, the agreements provide that the named executive officer is eligible to accrue up to 20 days of paid vacation per calendar year in accordance with LegalZoom's vacation policy.

(10)
Under the new agreement, Mr. Suh will continue to be eligible to receive a one year acceleration of vesting for his then unvested equity-based compensation awards (and which were also outstanding as of the effective date of his new agreement) and a $100,000 cash bonus to be paid within 30 days of the completion of a public offering, such as this one, as provided in his prior agreement. Under the new agreement, Mr. Krupica will continue to be permitted to stay in LegalZoom's corporate apartment which is located near LegalZoom's headquarters, as provided in his prior agreement.

        In determining the compensation for fiscal 2012 for the named executive officers, the compensation committee reviewed a compensation report prepared by its independent compensation consultant, Frederic W. Cook & Co., Inc., or FWCook & Co. The findings of the FWCook & Co. report were one factor that the compensation committee considered, but it was not the predominant basis for the compensation committee's compensation decisions for our named executive officers. The compensation committee wanted to provide further equity retention and incentive compensation for the named executive officers.

Incentive Compensation Plans

  2010 Stock Incentive Plan

        Our board of directors originally adopted the LegalZoom.com, Inc. 2007 Stock Option Plan on February 1, 2007 and such plan was approved by our stockholders in February 2007. On April 20, 2010, our board of directors amended and restated the 2007 Plan and renamed it the LegalZoom.com, Inc. 2010 Stock Incentive Plan, or the 2010 Plan. Effective with this offering, it is expected that we will no longer make new grants under the 2010 Plan and will instead issue equity compensation awards under our new 2012 Equity Incentive Plan discussed below. The 2010 Plan shall terminate upon the later to occur of: (i) the completion of this offering and (ii) stockholder approval of the 2012 Plan, provided however that all awards currently outstanding under the 2010 Plan will continue to remain outstanding pursuant to the terms of the 2010 Plan and applicable award agreements.

        The 2010 Plan is administered by the compensation committee which has the authority, among other things, to:

  •
  determine eligibility to receive awards;

  •
  determine the types and number of shares of stock subject to awards;

  •
  determine the terms and conditions of awards;

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  delegate administrative duties; and

  •
  construe and interpret the terms of the plan, award agreements, and other related documents.

        The 2010 Plan provides that we may grant awards to our employees, non-employee directors, consultants, agents, advisors, or independent contractors and those of our affiliates. We may, on a discretionary basis, award these individuals with either stock options, stock appreciation rights, restricted stock, and/or stock units.

        Stock options may be granted under the 2010 Plan, including incentive stock options, as defined under Section 422 of the Code, and nonqualified stock options. A stock option gives the participant the right to buy a specified number of shares of our common stock for a fixed price during a fixed period of time. While we may grant incentive stock options only to employees, we may grant nonqualified stock options to any eligible participant. The option exercise price of all stock options granted under the 2010 Plan is determined by the compensation committee, except that every stock option will have a per share exercise price that is not less than 100% of the fair market value of a share on the date of grant. Stock options may be exercised as determined by the compensation committee, but in no event after the tenth anniversary of the date of grant. In addition, stock units may also be awarded under the 2010 Plan. A stock unit is a bookkeeping entry that represents the equivalent of a share of our common stock. A stock unit is similar to a restricted stock award except that participants holding stock units do not have any stockholder rights until the stock unit is settled with shares and certificates representing such shares have been issued by us to the holder. Stock units represent an unfunded and unsecured obligation for us and a holder of a stock unit has no rights other than those of a general creditor. Unvested equity awards are generally subject to forfeiture upon termination of a participant's employment. None of our named executive officers currently have any outstanding stock appreciation rights or restricted stock grants.

        In the event that a change in control occurs and there is no assumption or continuation of awards, all awards shall vest and become exercisable as of immediately before such change in control. Under the 2010 Plan, a "change in control" is defined as:

  •
  any consolidation or merger of LegalZoom with or into any other corporation or other entity or person in which the stockholders of LegalZoom prior to such consolidation or merger own, directly or indirectly, less than 50% of the continuing or surviving entity's voting power immediately after such consolidation or merger, excluding any consolidation or merger effected exclusively to change the domicile of LegalZoom; or

  •
  a sale or other disposition of all or substantially all of the stock or assets of LegalZoom.

        A total of 10,042,039 shares of common stock can be issued under the 2010 Plan. 924,497 shares remained available for issuance under the 2010 Plan as of December 31, 2011. 852,372 shares remained available for issuance under the 2010 Plan as of March 29, 2012 and there were 7,243,554 shares subject to outstanding awards on such date.

  2012 Equity Incentive Plan

        In March 2012, our board of directors unanimously approved a form of the 2012 Equity Incentive Plan, or the 2012 Plan, subject to later allocating a specific number of shares to the plan and obtaining stockholder approval of the plan. Awards granted under the 2012 Plan prior to stockholder approval of the

2012 Plan may not be exercised and no shares may be released to any participant until such stockholder approval is obtained. If our stockholders do not approve the 2012 Plan within 12 months of the board of directors' adoption of the 2012 Plan, then the 2012 Plan (and any outstanding awards granted) shall be null and void and any outstanding awards will be forfeited without consideration. Effective with this offering, it is expected that the 2012 Plan will replace and supersede the 2010 Plan with respect to providing discretionary equity compensation or certain performance-based cash awards to our key employees, directors and other service providers.

        The 2012 Plan will be administered by our compensation committee or to a committee to whom our board of directors has delegated its authority, which has the authority, among other things, to:

  •
  determine the fair market value;

  •
  determine eligibility to receive awards;

  •
  issue and administer awards granted under the 2012 Plan;

  •
  approve forms of agreement for use under the 2012 Plan;

  •
  determine the types and number of shares of stock subject to awards;

  •
  determine the price and terms of awards and the acceleration or waiver of any vesting;

  •
  determine performance goals or forfeiture restrictions and other terms and conditions;

  •
  determine whether to offer to buy out a previously granted award and the terms and conditions of such and to re-price outstanding options or stock appreciation rights on terms and conditions that it determines;

  •
  amend the 2012 Plan and any award granted thereunder; and

  •
  construe and interpret the terms of the plan, award agreements and other related documents.

        Any of our employees, directors and consultants, as determined by the committee, may be selected to participate in the 2012 Plan. We may award these individuals with one or more of the following types of awards and all awards will be evidenced by an executed written agreement between us and the grantee:

  •
  stock options;

  •
  stock appreciation rights;

  •
  stock awards;

  •
  stock units; or

  •
  other equity or cash awards.

        Stock options may be granted under the 2012 Plan, including incentive stock options, as defined under Section 422 of the Code, and non-statutory stock options. A stock option gives the participant the right to buy a specified number of shares of our common stock for a fixed price during a fixed period of time. The exercise price of all stock options granted under the 2012 Plan will be determined by the committee except that all stock options must have an exercise price that is not less than 100% of the fair market value of the underlying shares on the date of grant. Stock options may be exercised as determined by the committee, but in no event after the tenth anniversary of the date of grant.

        Stock appreciation rights entitle a participant to receive a payment equal in value to the difference between the fair market value of a share of stock on the date of exercise of the stock appreciation right over the exercise price of the stock appreciation rights. We may pay that amount in cash, in shares of our common stock, or in a combination of both. The exercise price of all stock appreciation rights granted under the 2012 Plan will be determined by the committee, except that all stock appreciation rights must have an exercise price that is not less than 100% of the fair market value of the underlying shares on the date of grant. The committee may, in its discretion, subsequently reduce the exercise price of, or modify, a stock appreciation right.

        A stock award is the grant of shares of our common stock at a price determined by the committee (including zero), and which may be subject to a substantial risk of forfeiture until specific conditions or goals are met. During the period of vesting, participants holding shares of restricted stock generally will have full voting and dividend rights with respect to such shares.

        A stock unit is a bookkeeping entry that represents the equivalent of a share of our common stock. A stock unit is similar to a restricted stock award except that participants holding stock units do not have any stockholder rights until the stock unit is settled with shares and certificates representing such shares have been issued by us to the holder. Stock units represent an unfunded and unsecured obligation for us and a holder of a stock unit has no rights other than those of a general creditor.

        The 2012 Plan also provides that other equity awards, which derive their value from the value of our shares or from increases in the value of our shares, may be granted. In addition, cash awards, which are intended to qualify as performance-based compensation under Code section 162(m), may be issued to certain executives. And, substitute awards may be issued under the 2012 Plan in assumption of or substitution for or exchange for awards previously granted by an entity which we (or an affiliate) acquire.

        Subject to certain adjustments in the event of a change in capitalization or similar transaction, we may issue a maximum of                        shares of our common stock under the 2012 Plan. Subject to certain adjustments in the event of a change in capitalization or similar transaction, the maximum aggregate number of shares that may be issued in connection with any type of award, including incentive stock options, under the 2012 Plan is                        shares. Additionally, the maximum number of shares available for issuance under the 2012 Plan and that may be issued in connection with any type of award, including incentive stock options, under the 2012 Plan will automatically increase, without the need for further approval by our stockholders, on January 1, 2013 and on each subsequent January 1 through and including January 1, 2022, by a number of shares equal to the lesser of (i)         % of the number of shares issued and outstanding on the immediately preceding December 31 or (ii)                         shares or (iii) an amount determined by our board of directors. Shares subject to awards that expire or are canceled will again become available for issuance under the 2012 Plan.

        To the extent that an award is intended to qualify as performance-based compensation under Code section 162(m), then the maximum number of shares of common stock issuable in the form of each type of award under the 2012 Plan to any one participant during a fiscal year shall not exceed                        shares, in each case with such limit increased to                        shares for grants occurring in a participant's year of hire. Additionally, no participant shall receive in excess of $            with respect to a cash award in any fiscal year or the aggregate amount of                         shares pursuant to all awards issued under the 2012 Plan during any fiscal year, with such aggregate limit increased to                        shares for awards occurring in a participant's fiscal year of hire or during the first fiscal year that a participant becomes a covered employee whose compensation is subject to the tax deduction limits of Code section 162(m).

        The 2012 Plan provides that in the event there is a change in control and the applicable agreement of merger or reorganization provides for assumption or continuation of the awards, no acceleration of vesting shall occur. In the event that a change in control occurs and there is no assumption or continuation of awards, all awards shall vest and become exercisable as of immediately before such change in control.

        Under the 2012 Plan, a "change in control" is defined as:

  •
  any consolidation or merger of LegalZoom with or into any other corporation or other entity or person in which the stockholders of LegalZoom prior to such consolidation or merger own, directly or indirectly, less than 50% of the continuing or surviving entity's voting power immediately after such consolidation or merger, excluding any consolidation or merger effected exclusively to change the domicile of LegalZoom; or

  •
  a sale or other disposition of all or substantially all of the stock or assets of LegalZoom.

        The 2012 Plan provides our non-employee directors with the ability to receive restricted stock grants or stock units under the 2012 Plan in lieu of their annual cash retainer which is provided to them under our annual non-employee director compensation program, as described further in "—Compensation of Directors."

        Under the 2012 Plan, we may cause the cancellation of any award, request reimbursement of any award by a participant and effect any other right of recoupment of equity or other compensation provided under the 2012 Plan in accordance with our policies and/or applicable law. In addition, a participant in the 2012 Plan may be required to repay us certain previously paid compensation, whether provided under the 2012 Plan or an award agreement under the 2012 Plan, in accordance with any recoupment policy of LegalZoom.

        Our board of directors may terminate, amend or modify the 2012 Plan at any time; however, stockholder approval will be obtained for any amendment to the extent necessary to comply with any applicable law, regulation or stock exchange rule.

  2012 Management Incentive Plan

        In March 2012, our board of directors unanimously approved a 2012 performance-based bonus compensation program, subject to later allocating a maximum bonus limit for participants under the plan and obtaining stockholder approval of the plan, in which our named executive officers will be eligible to participate. This bonus plan is named the 2012 Management Incentive Plan, or the 2012 MIP. The 2012 MIP is intended to be exempt from the compensation deduction limitations imposed by Code section 162(m) until the first meeting of our stockholders, in which our board of directors members are elected, after the end of calendar year 2015. Our board of directors may amend or terminate the 2012 MIP at any time provided that any such amendment or termination will not adversely affect any outstanding bonus opportunity without the participant's written consent.

        The compensation committee will administer the 2012 MIP. Guidelines, procedures and mechanics of the plan's administration may be promulgated by resolutions of the committee. Under the 2012 MIP, the compensation committee, in its discretion, shall:

  •
  select the participants who will be eligible to earn a bonus under this plan;

  •
  determine the bonus amounts and targets; and

  •
  establish any performance goals with respect to a bonus along with any associated performance period(s); and prescribe all other terms and conditions of a participant's bonus opportunity.

        Any employee who is an officer of ours within the meaning of Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended, will be eligible to be selected to participate in the 2012 MIP.

        Bonus amounts that have been earned will be paid in cash to a participant on any date designated by the compensation committee that occurs during the 2 1/2 month period immediately following the end of the performance period in which the applicable bonus amount was earned or upon an earlier change in control if such earlier-in-time payment would not cause the imposition of taxes under Code section 409A. No single participant may receive bonus payments under the 2012 MIP that in the aggregate exceed $            in any fiscal year.

        On and after the date, if any, that compensation paid under the 2012 MIP is subject to the compensation deduction limits imposed by Code section 162(m), then any bonuses that are intended to qualify as performance-based compensation under Code section 162(m) shall be administered by the compensation committee to comply with the applicable requirements of Code section 162(m).

        Under the 2012 MIP, we may cause the cancellation of any bonus, request reimbursement of any bonus by a participant and effect any other right of recoupment of equity or other compensation provided under the 2012 MIP in accordance with our policies and/or applicable law. In addition, a participant in the 2012 MIP may be required to repay us certain previously paid compensation, in accordance with any recoupment policy of LegalZoom.

  401(k) Plan

        The 401(k) retirement savings plan is a defined contribution plan established in accordance with Code section 401(a). Employees may elect to defer between 1% and 100% of their eligible compensation into the plan on a pre-tax basis, up to annual limits prescribed by the Internal Revenue Service and we make an employer matching contribution to the plan in the amount of up to 50% of the first 8% of eligible compensation that employees defer each year. In general, eligible compensation for purposes of the 401(k) retirement savings plan includes an employee's wages, salaries, fees for professional services and other amounts received for personal services actually rendered in the course of employment with us to the extent the amounts are includible in gross income, and subject to certain adjustments and exclusions required under the Code.

  Policy on Recoupment of Compensation

        In March 2012, our board of directors unanimously approved a Policy on Recoupment of Compensation, or Recoupment Policy, primarily to deter our current and former senior executives and other key employees from taking actions that could potentially harm us and to deter any financial or accounting irregularities with respect to our financial statements. We incorporated the Recoupment Policy into the 2012 Plan, the 2012 MIP and the new employment agreements. These plans and agreements provide that if we amend the Recoupment Policy from time to time, in our discretion, including to comply with applicable laws or stock exchange requirements or guidance, such amended policy will be incorporated into award agreements issued under these plans and/or the employment agreements, as applicable.

        Pursuant to our Recoupment Policy, certain members of management, including all of the named executive officers (whether or not their employment has terminated), may be directed to return to us performance-based compensation that the executive had previously received if either:

  (i)
  there is a restatement of any of our financial statements previously filed with the SEC (regardless of whether or not there was any misconduct committed by an executive), other than those due to changes in accounting policy, and the restated financial results would have resulted in a lesser amount of performance-based compensation being paid to the named executive officer, or

  (ii)
  the named executive officer's intentional misconduct, gross negligence or failure to report intentional misconduct or gross negligence by one of our employees (or service providers) either: (A) was a contributing factor or partial factor to having to restate any of our financial statements previously filed with the SEC or (B) constituted fraud, bribery or any other unlawful act (or contributed to another person's fraud, bribery or other unlawful act) which in each case adversely impacted our finances, business and/or reputation.

        In the event of a restatement of our financial statements, the compensation committee will review performance-based compensation awarded or paid to the named executive officers that was attributable to performance during the applicable time periods. To the extent permitted by applicable law, the compensation committee will make a determination as to whether, and how much, compensation will be recouped on an individual basis. If there has been no misconduct (as described in clause (ii) above), any recoupment of compensation will be limited to a three-year look-back period from the date we discovered the financial or accounting irregularity.

        Moreover, if the compensation committee determines that one of the named executive officers has engaged in misconduct, the compensation committee may take actions with respect to such executive as it deems to be in our best interests and necessary to remedy the misconduct and prevent its recurrence. To the extent permitted by applicable law, such actions can include, among other things, recoupment of compensation (which would not be limited to the three-year look-back period) and/or disciplinary actions, including termination of employment. The compensation committee's power to determine the appropriate remedy is in addition to, and not in replacement of, remedies imposed by law enforcement agencies, regulators or other authorities.

  Compensation of Directors

        The compensation provided to our non-employee directors in fiscal 2011 is enumerated in the table below. Directors who are also one of our employees, such as Mr. Suh or Mr. Liu, do not and will not receive any compensation for their services as a director. In the case of Mr. Suh, who is a named executive officer of LegalZoom for fiscal 2011, his compensation for fiscal 2011 is reported in the 2011 Summary Compensation Table above.

2011 Director Compensation

Name	Fees Earned or Paid in Cash ($)	Total ($)
Susan Decker	20,000	20,000
Kamran Pourzanjani(1)	20,000	20,000
Alan Spoon(2)	—	—
Jason Trevisan(2)	—	—

(1)
Mr. Pourzanjani resigned from our board of directors effective as of February 9, 2012.

(2)
Messrs. Spoon and Trevisan did not receive compensation for their services as a director during fiscal 2011 or prior fiscal years.

        Directors have been and will continue to be reimbursed for travel, food, lodging and other expenses directly related to their activities as directors. Directors are also entitled to the protection provided by their indemnification agreements and the indemnification provisions in our current certificate of incorporation and bylaws, as well as the certificate of incorporation and bylaws that will become effective immediately upon the completion of this offering. Two of our directors, Ms. Decker and Mr. Pourzanjani, were parties to offer letter agreements with LegalZoom which were effective in fiscal 2011 as discussed below.

        Susan Decker and LegalZoom entered into an agreement, dated October 14, 2010, that provided that she would receive (i) $20,000 for each 12 month period of service on our board of directors and (ii) a stock option grant, issued under the 2010 Plan, to purchase up to 150,000 common shares with a $1.40 per share exercise price (which was the fair market value of a common share on the grant date). Subject to her continued service, this stock option vested as to 50,000 shares on October 14, 2011 and the remaining 100,000 shares vest pro-rata over the ensuing 24 months with any unvested portion of the stock option vesting in full upon a change in control of LegalZoom.

        Kamran Pourzanjani and LegalZoom entered into an agreement, dated February 9, 2007, that provided that he would receive (i) $2,500 for each regular or special board of directors meeting, (ii) $5,000 annually for representation on any board of directors committee, and (iii) a stock option grant, issued under the 2010 Plan, to purchase up to 300,000 shares of our common stock with a $1.1933 per share exercise price (which was the fair market value of a common share on the grant date). Subject to his continued service, this stock option vested in monthly pro-rata increments over a four year period and was fully vested in February 2011. This stock option was fully vested and exercisable at the end of fiscal 2011 and Mr. Pourzanjani timely exercised the remaining outstanding shares subject to this stock option following his resignation in fiscal 2012. In November 2010, (i) Mr. Pourzanjani's agreement with LegalZoom was amended to provide that he would receive quarterly payments of $5,000 in exchange for his services on our board of directors and (ii) Mr. Pourzanjani was awarded an additional stock option grant, issued under the 2010 Plan, to purchase up to 60,000 shares of our common stock with a $1.40 per share exercise price. Mr. Pourzanjani fully exercised this stock option in 2010 and the acquired shares were subject to repurchase by LegalZoom at a $0.001 per share price upon termination of Mr. Pourzanjani's service. This repurchase right lapsed in monthly pro-rata increments until it had fully lapsed on February 9, 2012.

        We did not grant any equity awards to our non-employee directors during fiscal 2011. As of December 31, 2011, our non-employee directors who served on our board of directors in fiscal 2011, held the following number of stock options and restricted shares and no other equity compensation awards:

Name	Restricted Shares	Vested Stock Options (shares)	Unvested Stock Options (shares)
Susan Decker	—	58,326	91,674
Kamran Pourzanjani	10,000	12,507	—
Alan Spoon	—	—	—
Jason Trevisan	—	—	—

2012 Director Compensation

        In February 2012, in preparation for this offering, the compensation committee retained FWCook & Co. to provide compensation analysis and information for the committee and our board of directors with respect to future compensation for the non-employee members of our board of directors as we approached an initial public offering. FWCook & Co. provided the compensation committee and board of directors with a written report that summarized its findings. In April 2012, the board of directors, utilizing the data from the non-employee director compensation report provided by FWCook & Co., unanimously adopted a compensation program for fiscal 2012 for non-employee directors in connection with this offering. This fiscal 2012 non-employee director compensation program supersedes and replaces the previous compensation agreement between LegalZoom and Ms. Decker.

        The following table presents our non-employee director compensation program that will generally become effective upon consummation of this offering:

Elements:	Cash Retainer/Fees ($)	Annual Stock Unit Award ($)	Annual Option Award (shares)
Annual retainer	25,000	55,000	15,000
Newly-elected director one-time inducement equity grant	—	18,000	5,000
Audit committee chair	15,000	—	—
Compensation committee chair	7,500	—	—
Nominating and governance committee chair	5,000	—	—
Attendance at board and committee meetings:	1,000 per meeting	—	—

        Continuing non-employee directors are provided an annual stock unit award and nonstatutory stock option award in addition to a cash retainer to encourage directors to have a direct and material cash investment in shares of our common stock. It is expected that we will generally issue the annual stock unit and stock option awards at or around the date of our annual stockholders meeting. The number of stock units under each stock unit award will be determined using the closing price of a share of our common stock on the date of the annual stockholders meeting. The annual stock unit award will become 100% vested, and the shares underlying such stock unit awards will be distributed, become salable and create taxable income, on the first anniversary of the grant date. The annual stock option award will have a per share exercise price equal to the fair market value of a share of our common stock on the date of grant and will have a ten-year term. The annual stock option award will vest at the rate of 1/12th per month on the first day of each of the 12 months following the month of the grant date, subject to continued service. In addition, the vesting of a director's stock unit and stock option awards will fully accelerate upon the occurrence of a change in control of LegalZoom. In the event of a director's separation from our board of directors, his or her outstanding stock options will remain exercisable for the lesser of three years or the remaining term of such stock option award(s). The annual stock unit and stock option awards will be pro-rated (based on months remaining until the next annual grant) for service if a director joins mid-year, which is measured from annual stockholder meeting to annual stockholder meeting.

        Continuing non-employee directors are also provided an annual cash retainer (including an additional annual cash retainer if he or she is a chair of a committee as specified in the table above) that will be paid in arrears in equal installments on a quarterly basis. The per meeting attendance fee (specified in the table above) will also be paid in arrears on a quarterly basis. Each director may defer payment of all or a portion of his or her annual cash retainer, into a stock unit account, which units would be vested as of the date of grant. The election must be made in writing prior to the start of the new calendar year for subsequent elections or within 30 days of joining our board of directors for new directors. Such election may also need to be made earlier as necessary to comply with Code section 409A. The number of stock units to be credited to each director's account will be granted under the 2012 Plan, or other company equity compensation plan as determined by the board of directors, and is determined based on dividing the dollar amount of the deferred compensation by the closing price of a share of our common stock on the applicable retainer payment date. The shares underlying these stock units will be distributed at the sooner to occur of five years from the date of grant or separation from the board of directors, unless the director made an election to hold the stock units for longer than five years.

        In addition to the annual stock unit and stock option awards and cash retainer referenced in the above table, a newly elected non-employee director will also receive a special one-time stock unit award valued at $18,000 and a special one-time stock option award to purchase up to 5,000 shares of our common stock, in connection with his or her commencement of service on our board of directors. The one-time stock unit award will have similar terms to those of the annual stock unit award except that it will vest in two equal annual installments on the first and second anniversaries of the grant date, subject to continued service. The one-time stock option award will have similar terms to those of the annual stock option award except that it will vest at the rate of 1/24th per month on the first day of each of the 24 months following the month of the grant date, subject to continued service. In addition, the vesting of a newly elected director's one-time stock unit and stock option awards will fully accelerate upon the occurrence of a change in control of LegalZoom.

        Ms. Decker became eligible to earn an annual cash retainer under this director compensation program effective April 1, 2012. However, Messrs. Spoon and Trevisan, who are each partners with our principal investor, Polaris Venture Partners, shall not receive any annual cash retainer before the effective date of this offering and shall only commence being eligible for such annual cash retainer after this offering if they are still then providing services on our board of directors. Each of the non-employee directors who are serving on our board of directors as of the effective date of this offering shall be granted, on or around the effective date of this offering, a pro-rated annual stock unit award and stock option award with the same vesting schedule as described above. This pro-rated annual stock unit award shall be in a value equal to the product of $55,000 multiplied by the quotient of (x) the number of months during the period of time commencing from the effective date of this offering until the 2013 annual stockholder meeting, divided by (y) 12. Except for Mr. Zucker, these stock options will have a per share exercise price equal to 115% of the price at which shares will be offered to be sold to the public in this offering. The stock option granted to Mr. Zucker will have a per share exercise price equal to the price at which shares will be offered to be sold to the public in this offering. This pro-rated stock option award shall be in a number of shares equal to the product of 15,000 multiplied by the quotient of (x) the number of months during the period of time commencing from the effective date of this offering until the 2013 annual stockholder meeting, divided by (y) 12. Any new non-employee director who joins our board of directors prior to the completion of this offering will have his or her pro-rated annual stock unit award and stock option award augmented by the number of months he or she served on our board of directors prior to the completion of this offering. If a new non-employee director joins our board of directors prior to the completion of this offering, then Ms. Decker's pro-rated annual stock unit award and stock option award will be similarly augmented by the number of months commencing from the time that such new non-employee director first became a member of our board of directors through the effective date of this offering.

        Additionally, in order to promote long-term alignment of directors and stockholder interests, a non-employee director is required to hold five times his or her annual cash retainer (excluding any cash retainer for service on a committee or as a committee chair or other service-related fees). Each non-employee director will be expected to attain or exceed the stock ownership guideline amount within five years of the later of the date of this offering or the date of such director's election to our board of directors, and to remain at or above the guideline.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

        Other than compensation arrangements, we describe below transactions and series of similar transactions, during our last three fiscal years, to which we were a party or will be a party, in which:

  •
  the amounts involved exceeded or will exceed $120,000; and

  •
  any of our directors, executive officers or holders of more than 5% of our common stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

        Compensation arrangements for our directors and named executive officers are described elsewhere in this prospectus.

Relationships with Robert Shapiro

        Robert L. Shapiro, a co-founder and stockholder of LegalZoom, is a partner in Glaser, Weil, Fink, Jacobs, Howard & Shapiro, LLP, or Glaser Weil. For legal services rendered by Glaser Weil for the years ended December 31, 2009, 2010 and 2011, we incurred approximately $12,000, $315,000 and $195,000 in expenses, respectively.

        On May 31, 2005, LegalZoom authorized Mr. Shapiro to exercise a fully vested warrant for 6,000,000 shares of common stock (after giving effect to a 3-for-1 stock split effected on July 2011) for $50,000 through the issuance of a non-recourse promissory note. The warrant was initially issued on November 1, 2000 for public relations and consultancy services. The promissory note bore an annual interest rate of 5% and was due on May 31, 2010. On May 31, 2010, the principal and interest outstanding on the note totaling approximately $62,000 was applied in full in exchange for services rendered by Mr. Shapiro during the year ended December 31, 2010.

        We expensed consultancy fees of $188,000, $250,000 and $125,000 for the years ended December 31, 2009, 2010 and 2011, respectively, to Mr. Shapiro. Fees paid to Mr. Shapiro for the year ended December 31, 2010 includes the $62,000 of services rendered in exchange for the repayment of the non-recourse note previously issued in connection with the exercise of warrants for common stock on May 31, 2005 described above.

Loans to Executive Officers

  Castling Group LLC

        Castling Group LLC issued a full recourse promissory note to us for $310,470 on February 1, 2010 to Castling Group LLC, or Castling. John Suh, our Chief Executive Officer and member of our board of directors, is the managing member of Castling. The note bore interest at the rate per annum of 4% compounded annually and superseded an original note issued by Castling to us for $255,000, dated as of February 1, 2005, which was initially issued by Castling to us as part of the total purchase price of 1,020,000 shares of our common stock (after giving effect to a 3-for-1 stock split effected on July 2011) pursuant to our 2000 Stock Option Plan. The balance of $321,954, including principal and total accrued interest of $66,954 was repaid in full by Castling on December 31, 2010.

  Frank Monestere

        Frank Monestere, our President and Chief Operating Officer, issued three full recourse promissory notes to us for $5,174, $36,526 and $91,315, on February 1, 2010. The notes each bore interest at the rate per annum of 4% compounded annually and superseded three original note issued by Mr. Monestere to us for $4,250, $30,000 and $75,000, dated as of February 1, 2005, which were issued by Mr. Monestere to us as part of the total purchase price of 127,500, 900,000 and 300,000 shares of our common stock (after giving effect to a 3-for-1 stock split effected on July 2011) pursuant to our 2000 Stock Option Plan. The balance of $137,724, including principal for each of the three notes and total accrued interest for each of the three notes of $28,474 was repaid in full by Mr. Monestere on December 17, 2010.

Compensation Arrangements, Stock Option Grants and Indemnification for Executive Officers and Directors

        We have entered into offer letter agreements with our named executive officers that, among other things, provide for certain change in control benefits, as well as severance benefits for our named executive officers. For a description of these agreements, see "Executive Compensation—Executive Employment Agreements."

        We have entered into agreements with our named executive officers regarding cash bonuses. For a description of these bonuses, see "Executive Compensation—Components of Executive Compensation— Annual Performance-based Cash Bonus Opportunity."

        We have granted stock options and restricted stock units to our executive officers and certain of our directors. For a description of these equity awards, see "Executive Compensation—2011 Outstanding Equity Awards at Year-end" and "Executive Compensation—Incentive Compensation Plans—Compensation of Directors."

        We will have entered into indemnification agreements with each of our current directors and executive officers before the completion of this offering. Our amended and restated certificate of incorporation and our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted under Delaware law. See "Description of Capital Stock—Limitations of Liability and Indemnification."

        Other than as described above under this section "Certain Relationships and Related Person Transactions," since January 1, 2009, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related person where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm's length dealings with unrelated third parties.

Policies and Procedures for Related Person Transactions

        We plan to adopt a policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the prior consent of our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our common stock or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000, and pursuant to which such person would have a direct or indirect interest must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee is to consider the material facts of the transaction, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person's interest in the transaction. All of the transactions described above were approved or ratified by our board of directors.

 PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth, as of May 4, 2012, information regarding beneficial ownership of our capital stock by:

  •
  each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

  •
  each of our executive officers;

  •
  each of our directors;

  •
  all of our executive officers and directors as a group; and

  •
  each of the selling stockholders.

        Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are currently exercisable or exercisable within 60 days of May 4, 2012. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose. Based on the information supplied to us by or on behalf of the selling stockholders, no selling stockholder is a broker-dealer or an affiliate of a broker-dealer.

        Our calculation of the percentage of beneficial ownership prior to this offering is based on 54,639,720 shares of our common stock (including preferred stock on an as converted basis) outstanding as of May 4, 2012. We have based our calculation of the percentage of beneficial ownership after this offering on                        shares of our common stock outstanding immediately after the completion of this offering (assuming no exercise of the underwriters' over-allotment option).

        Common stock subject to stock options currently exercisable or exercisable within 60 days of May 4, 2012, are deemed to be outstanding for computing the percentage ownership of the person holding these options and the percentage ownership of any group of which the holder is a member but are not deemed outstanding for computing the percentage of any other person.

        Unless otherwise noted below, the address for each of the stockholders in the table below is c/o LegalZoom.com, 101 North Brand Boulevard, 11th Floor, Glendale, California 91203.

	Shares Beneficially Owned Prior to this Offering(1)			Shares Beneficially Owned After Offering
			Number of Shares Being Offered
Name of Beneficial Owner	Shares	%(2)		Shares	%(3)
5% Stockholders
Entities affiliated with Polaris Venture Partners(4)	19,197,555	35.1
Institutional Venture Partners XIII, L.P.(5)	8,042,631	14.7
KPCB Holdings, Inc., as Nominee(6)	3,504,963	6.4
Brian Liu	4,685,884	8.6
Executive Officers and Directors
John Suh(7)	2,425,665	4.4
Frank Monestere(8)	952,241	1.7
Edward Hartman(9)	1,870,499	3.4
Fred Krupica(10)	720,000	1.3
Sheila Tan	—	—
Tracy Terrill(11)	408,750	*
Chas Rampenthal	277,500	*
Brian Liu	4,685,884	8.6
Susan Decker(12)	83,328	*
Alan Spoon(13) c/o Polaris Venture Partners	19,197,555	35.1
Jason Trevisan(14) c/o Polaris Venture Partners	19,197,555	35.1
Nehemia (Hemi) Zucker	—	—
All executive officers and directors as a group (12 persons)	30,621,422	56.0
Other Selling Stockholders

*
Represents beneficial ownership of less than 1%.

(1)
The amounts in this table give effect to the conversion of all shares of Series A into common stock on a one-for-three basis that will occur immediately prior to the completion of this offering.

(2)
The percentage of shares beneficially owned was determined based on a fraction, the numerator of which is the sum of (i) the number of outstanding shares of common stock beneficially owned by such owner and (ii) the number of shares issuable upon exercise of options beneficially owned by such owner and exercisable within 60 days of May 4, 2012, and the denominator of which is the sum of (a) the aggregate number of shares of common stock outstanding on May 4, 2012 and (b) the aggregate number of shares of common stock issuable upon exercise of options beneficially owned by such owner and exercisable within 60 days of May 4, 2012.

(3)
The percentage of shares beneficially owned was determined based on a fraction, the numerator of which is the sum of (i) the number of outstanding shares of common stock beneficially owned by such owner and (ii) the number of shares issuable upon exercise of options beneficially owned by such owner and exercisable within 60 days of May 4, 2012, and the denominator of which is the sum of (a) the aggregate number of shares of common stock outstanding after completion of this offering and (b) the aggregate number of shares of common stock issuable upon exercise of options beneficially owned by such owner and exercisable within 60 days of May 4, 2012.

(4)
Consists of: (i) 18,524,379 shares of common stock issuable upon conversion of Series A held by Polaris Venture Partners V, L.P. (Polaris V); (ii) 361,041 shares of common stock issuable upon conversion of Series A held by Polaris Venture Partners Entrepreneurs' Fund V, L.P. (Polaris EFund V); (iii) 126,891 shares of common stock issuable upon conversion of Series A held by Polaris Venture Partners Founders' Fund V, L.P. (Polaris FFund); and (iv) 185,244 shares of common stock issuable upon conversion of Series A held by Polaris Venture Partners Special Founders' Fund V, L.P. (Polaris SFFV V, and collectively with Polaris V, Polaris EFund V and Polaris FFund V, the Polaris Funds). Polaris Venture Management Co., V, L.L.C. (Polaris M) is the General Partner of the Polaris Funds and has sole voting and investment power of the shares held by the Polaris Funds.

  Alan G. Spoon, Jason Trevisan, Jonathan A. Flint and Terrance G. McGuire are members of Polaris M and Messrs. Flint and McGuire are the Managing Members, and may be deemed to share voting and investment power over the securities held by the Polaris Funds. Messrs. Spoon, Trevisan, Flint and McGuire disclaim beneficial ownership of the shares held by the Polaris Funds, except to the extent of any pecuniary interest therein. The address of the Polaris Funds is 1000 Winter Street, Waltham, Massachusetts 02451.

(5)
Consists of: (i) 4,533,690 existing shares of common stock and (ii) 3,508,941 shares of common stock issuable upon conversion of Series A. Institutional Venture Management XIII, LLC. (IVM XIII) is the sole General Partner of Institutional Venture Partners XIII, L.P., (IVP XIII) and has sole voting and investment control over the shares held by IVP XIII and may be deemed to beneficially own the shares held by IVP XIII. Todd C. Chaffee, Norman A. Fogelsong, Stephen J. Harrick, J. Stanford Miller and Dennis B. Phelps are the Managing Directors of IVM XIII and share voting and investment power over the shares held by IVP XIII. The address for IVP XIII is 3000 Sand Hill Road, Building 2, Suite 250, Menlo Park, California 94025.

(6)
Consists of: (i) 3,303,778 shares of common stock held by KPCB Digital Growth Fund, LLC (KPCB DGF) and (ii) 201,185 shares of common stock held by KPCB Digital Growth Founders Fund, LLC (KPCB DGFF) and held for convenience in the name of "KPCB Holdings, Inc. as nominee," for the accounts of such entities, each of whom exercise their own voting and investment power over such shares. The Managing Member for KPCB DGF and KPCB DGFF is KPCB DGF Associates, LLC. Brook Byers, L. John Doerr, Raymond Lane, Theodore Schlein, William Joy and Bing Gordon, the Managing Directors of KPCB DGF Associates, LLC, exercise shared voting and investment power over the shares directly held by KPCB DGF and KPCB DGFF. The address for KPCB Holding, Inc., as Nominee, is 2750 Sand Hill Road, Menlo Park, California 94025.

(7)
Consists of: (i) 1,170,259 shares of common stock held by Mr. Suh; (ii) 500,000 shares of common stock held by John Hyunjeck Suh and Steven Keirn, Trustees of The John Hyunjeck Suh Grantor Retained Annuity Trust dated December 29, 2011 (Suh GRAT); and (iii) 755,406 shares of common stock underlying options that are exercisable within 60 days of May 4, 2012. Mr. Suh and Steven Keirn are co-trustees of the Suh GRAT and share voting and investment power over the shares held by the Suh GRAT.

(8)
Consists of: (i) 838,938 shares of common stock held by Mr. Monestere; (ii) 38,303 shares of common stock held by Francis C. Monestere, Trustee of the FRANCIS C. MONESTERE 2010 GRAT; and (iii) 75,000 shares of common stock underlying options that are exercisable within 60 days of May 4, 2012.

(9)
Consists of: (i) 1,850,499 shares of common stock held by Mr. Hartman; and (ii) 20,000 shares of common stock held by Mr. Hartman's minor children. Mr. Hartman and his wife, Risha Henry, share voting and investment power over the shares held by their minor children.

(10)
Consists of 720,000 shares of common stock underlying options that are exercisable within 60 days of May 4, 2012.

(11)
Consists of: (i) 90,000 shares of common stock held by The Terrill Living Trust; and (ii) 318,750 shares of common stock underlying options that are exercisable within 60 days of May 4, 2012.

(12)
Consists of 83,328 shares of common stock underlying options that are exercisable within 60 days of May 4, 2012.

(13)
All shares of common stock indicated as owned by Mr. Spoon are included because of his affiliation with the Polaris Funds. See footnote 4 above. Mr. Spoon disclaims beneficial ownership of all shares owned by the Polaris Funds except to the extent of any indirect pecuniary interest therein.

(14)
All shares of common stock indicated as owned by Mr. Trevisan are included because of his affiliation with the Polaris Funds. See footnote 4 above. Mr. Trevisan disclaims beneficial ownership of all shares owned by the Polaris Funds except to the extent of any indirect pecuniary interest therein.

DESCRIPTION OF CAPITAL STOCK

General

        The following descriptions of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon completion of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the completion of this offering.

        Upon the completion of this offering, our amended and restated certificate of incorporation will provide for one class of common stock. In addition, our amended and restated certificate of incorporation will authorize shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

        Upon the completion of this offering, our authorized capital stock will consist of                        shares, all with a par value of $0.001 per share, of which:

  •
                          shares are designated as common stock; and

  •
                          shares are designated as preferred stock.

        As of December 31, 2011, we had outstanding 54,393,695 shares of common stock, which assumes the conversion of all outstanding shares of our Series A into shares of common stock immediately prior to the completion of this offering. Our outstanding capital stock was held by 224 stockholders of record as of December 31, 2011. As of December 31, 2011, we also had outstanding options to acquire 7,327,104 shares of common stock held by employees, directors and consultants outstanding under out 2000 Stock Option Plan and our 2010 Stock Incentive Plan and 75,000 restricted stock units to be settled into shares of our common stock outstanding under our 2010 Stock Incentive Plan.

Common Stock

  Voting Rights

        Holders of our common stock are entitled to one vote per share on any matter to be voted upon by our stockholders. All shares of common stock rank equally as to voting and all other matters. The shares of common stock have no preemptive or conversion rights, no redemption or sinking fund provisions, and are not liable for further call or assessment and are not entitled to cumulative voting rights.

  Dividend Rights

        Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of common stock are entitled to share equally, on a per share basis, with respect to any dividend or distribution of cash, property or shares of our capital stock paid or distributed by LegalZoom, out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine. See "Dividend Policy".

  Liquidation Rights

        Upon our liquidation, dissolution or winding-up, the holders of common stock will be entitled to share ratably in all assets remaining after the payment of any liabilities and subject to preferences that may apply to shares of preferred stock outstanding at the time.

Preferred Stock

        As of December 31, 2011, there were 7,628,000 shares of our Series A outstanding, which will be converted into 22,884,000 shares of common stock which will occur immediately prior to the completion of this offering.

        Upon the completion of this offering, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of                        shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. Upon the completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Registration Rights

        After our initial public offering, certain holders of shares of our common stock that were issued upon conversion of our Series A, will be entitled to certain rights with respect to registration of such shares under the Securities Act. These shares are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of our Investors' Rights Agreement dated as of February 9, 2007, or the IRA, and are described in additional detail below. We, along with Institutional Venture Partners XIII, L.P., entities affiliated with Polaris Venture Partners, as well as certain other parties, are parties to the IRA. We entered into the IRA in connection with the issuance of our Series A in 2007.

        The registration of shares of our common stock pursuant to the exercise of registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts, selling commissions and stock transfer taxes, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

        Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares the holders may include. The demand, piggyback and Form S-3 registration rights described below will expire five years after the effective date of the registration statement, of which this prospectus forms a part, or, with respect to any particular holder, at such time that such holder can sell its shares under Rule 144 of the Securities Act during any three month period.

  Demand Registration Rights

        Under our IRA, upon the written request of the holders of a majority of our registrable securities then outstanding that we file a registration statement under the Securities Act, we are obligated to use our reasonable best efforts to register the sale of all registrable securities that the holders may request in writing to be registered within 20 days of the mailing of a notice by us to all holders of such registration. We are required to effect no more than two registration statements that are declared or ordered effective. We may postpone the filing of a registration statement for up to 60 days twice in a 12-month period if in the good faith judgment of our board of directors such registration would be materially detrimental to us.

  Piggyback Registration Rights

        If we register any of our securities for public sale, either for our own account or for the account of other security holders, we will also have to register all registrable securities that the holders of such securities request in writing be registered within 20 days of mailing of notice by us to such holders of the proposed registration; however, we have no obligation to effect the registration of registrable securities held by the holders if the registrable securities sought to be included by the holders exceeds 67% of the total number of securities proposed to be offered and sold in connection with such registration. This piggyback registration right does not apply to a registration relating to any of our stock plans, stock purchase or similar plan, a transaction under Rule 145 of the Securities Act, a registration on any registration form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the registrable securities or a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities which are also being registered. The managing underwriter of any underwritten offering will have the right to limit, due to marketing reasons, the number of shares registered by these holders to 30% of the total shares covered by the registration statement, unless such offering is our initial public offering, in which case, these holders may be excluded if the underwriters determine that the sale of their shares may jeopardize the success of the offering and none of our other stockholder's securities are included in the offering.

  Form S-3 Registration Rights

        The holders of our registrable securities can request that we register all or a portion of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and the aggregate price to the public of the shares offered is in excess of $7.5 million (net underwriting discounts and commissions, if any). We may postpone the filing of a registration statement for up to 90 days once in a 12-month period if in the good faith judgment of our board of directors such registration would be materially detrimental to us.

Anti-takeover Provisions

  Certificate of Incorporation and Bylaws to be in Effect upon the Completion of this Offering

        Upon the completion of this offering, our amended and restated certificate of incorporation will provide for a board of directors comprised of three classes of directors, with each class serving a three-year term beginning and ending in different years than those of the other two classes. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the completion of this offering will provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only the majority of our whole board of directors, the Chairman of our board of directors or our Chief Executive Officer may call a special meeting of stockholders.

        Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our directors may be removed only for cause and require an 80% supermajority stockholder vote for the rescission, alteration, amendment or repeal of the certificate of incorporation or bylaws by stockholders. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide that vacancies occurring on our board of directors for any reason and newly created directorships resulting from an increase in the authorized number of directors may be filled only by vote of a majority of the remaining members of our board of directors. Our amended and restated bylaws will establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors. The combination of the classification of our board of directors, the lack of cumulative voting, supermajority stockholder voting requirements, the ability of the board to fill vacancies and the advance notice provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

        These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

  Delaware Law

        We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

  •
  before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        In general, Section 203 defines business combination to include the following:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  •
  subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any losses, advances, guarantees, pledges or other financial benefits by or through the corporation.

        In general, Section 203 defines an "interested stockholder" as an entity or person who, together with the person's affiliates and associates, beneficially owns, or within a period of three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Choice of Forum

        Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and a court could find these types of provisions to be inapplicable or unenforceable.

Limitations of Liability and Indemnification

        As permitted by Delaware law, provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately upon the completion of this offering will limit or eliminate the personal liability of our directors. Consequently, directors will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

  •
  any transaction from which the director derived an improper personal benefit.

        These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies, such as an injunction or rescission.

        Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately upon the completion of this offering also require us to indemnify our directors and officers to the fullest extent permitted by Delaware law and, as described under "Certain Relationships and Related Person Transactions," we have entered into indemnification agreements with each of our directors and officers.

        These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, your investment in our stock may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

        At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Market Listing

        We intend to apply for listing our common stock on the NYSE under the symbol "LGZ."

Transfer Agent and Registrar

        Upon the completion of this offering, the transfer agent and registrar for our common stock will be Wells Fargo Bank N.A.

SHARES ELIGIBLE FOR FUTURE SALE

        Before our initial public offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the settlement of restricted stock units and exercise of outstanding options, in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

        After our initial public offering, we will have outstanding                        shares of our common stock, based on the number of shares outstanding as of December 31, 2011. This includes                        shares that we and the selling stockholders are selling in our initial public offering, which shares may be resold in the public market immediately following our initial public offering, and assumes no additional exercise of outstanding options.

        The                        shares of common stock that were not offered and sold in our initial public offering as well as shares underlying outstanding restricted stock units will be upon issuance, "restricted securities," as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

        As a result of the lock-up agreements and market standoff provisions described below and subject to the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

  •
  on the date of this prospectus;

  •
  after 90 days from the date of this prospectus;

  •
  after 180 days from the date of this prospectus (subject, in some cases, to volume limitations); and

  •
  at various times after 180 days from the date of this prospectus (subject, in some cases, to volume limitations).

Rule 144

        In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

        In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon the expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately                        shares immediately after our initial public offering, or

  •
  the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

        Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

        In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of our initial public offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will, subject to the lock-up restrictions and market standoff provision described below, be eligible to resell such shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Lock-up Agreements

        All of our directors and executive officers and the holders of substantially all of our securities have signed lock-up agreements under which they have agreed not to sell, transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock without the prior written consent of Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Finner & Smith Incorporated for a period of 180 days, subject to possible extension under certain circumstances, after the date of this prospectus. These agreements are described below under "Underwriting."

Market Standoff Provisions

        In addition, holders of                                    options are subject to market standoff provisions in their incentive stock option agreements under which they have agreed not to directly or indirectly offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of our common stock held by it without our prior written consent for a period of 180 days, and we may not provide such consent prior to the expiration of the 180-day restrictive provisions contained in those market standoff provisions without the written consent of Morgan Stanley & Co. LLC and Merrill, Lynch, Pierce, Fenner & Smith Incorporated.

Registration Rights

        On the date beginning 180 days after the date of this prospectus, the holders of approximately                        shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of those shares under the Securities Act. For a description of these registration rights, please see "Description of Capital Stock—Registration Rights." If these shares are registered, they will be freely tradable without restriction under the Securities Act.

Stock Options

        As soon as practicable after the completion of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register shares of our common stock subject to options outstanding or reserved for issuance under our 2000 Stock Option Plan, our 2010 Stock Incentive Plan and our 2012 Equity Incentive Plan. This registration statement will become effective immediately upon filing, and shares covered by that registration statement will thereupon be eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements and market standoff provision described above and Rule 144 limitations applicable to affiliates. For a more complete discussion of our stock plans, see "Executive Compensation—Incentive Compensation Plans."

 MATERIAL U.S. FEDERAL TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF COMMON STOCK

        The following is a general discussion of certain material U.S. federal tax consequences of the acquisition, ownership and disposition of our common stock purchased pursuant to this offering by "Non-U.S. Holders (as defined below). This discussion is a summary for general information purposes only and does not consider all aspects of federal taxation that may be relevant to particular Non-U.S. Holders in light of their individual investment circumstances or to certain types of Non-U.S. Holders subject to special tax rules, including partnerships or other pass-through entities, banks, financial institutions or other financial services entities, broker-dealers, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, persons who use or are required to use mark-to-market accounting, persons that hold our shares as part of a "straddle," a "hedge" or a "conversion transaction," certain former citizens or permanent residents of the United States, investors in pass-through entities, or persons subject to the alternative minimum tax. In addition, this summary does not address any tax considerations that may apply to Non-U.S. Holders of our common stock under state, local or non-U.S. tax laws, or, except to the extent discussed below, the effects of any applicable gift or estate tax.

        This summary is based on the Internal Revenue Code of 1986, as amended, or the Code and applicable Treasury Regulations, rulings, administrative pronouncements and decisions as of the date of this registration statement, all of which are subject to change or differing interpretations at any time with possible retroactive effect. We have not sought, and will not seek, any ruling from the Internal Revenue Service or IRS with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. This discussion assumes that a Non-U.S. Holder will hold our common stock as a capital asset within the meaning of the Code (generally property held for investment).

        For purposes of this discussion, the term "Non-U.S. Holder" means a beneficial owner of our shares that is not:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized, or treated as created or organized, in or under the laws of the United States or any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  a trust if (i) it is subject to the primary supervision of a court within the United States, and one or more U.S. persons, as defined under Section 7701(a)(30) of the Code, have the authority to control all substantial decisions of the trust; or (ii) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

        An individual that is not a U.S. citizen may, in many cases, be deemed to be a U.S. resident, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are generally subject to U.S. federal income tax as if they were U.S. citizens. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the ownership or disposition of our common stock. If a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares, you should consult your tax advisor regarding the tax consequences of the purchase, ownership, and disposition of our common stock.

        This discussion is not tax advice. Prospective investors are urged to consult their own tax advisor regarding the U.S. federal, state and local, and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

Dividends and Distributions

        In general, dividends paid to a Non-U.S. Holder (to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles) will be subject to U.S. withholding tax at a rate equal to 30% of the gross amount of the dividend, or a lower rate prescribed by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States. Any distribution not constituting a dividend will be treated first as reducing the Non-U.S. Holder's basis in its shares of common stock, and to the extent it exceeds the Non-U.S. Holders basis, as capital gain (see "Sale of Other Taxable Disposition of Common stock" below).

        A Non-U.S. Holder who claims the benefit of an applicable income tax treaty generally will be required to satisfy certain certification and other requirements prior to the distribution date. Non-U.S. Holders must generally provide the withholding agent with a properly executed IRS Form W-8BEN claiming an exemption from or reduction in withholding under an applicable income tax treaty. If tax is withheld in an amount in excess of the amount applicable under an income tax treaty, a refund of the excess amount may generally be obtained by filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty.

        Dividends that are effectively connected with a Non-U.S. Holder's conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment of the Non-U.S. Holder) generally will not be subject to U.S. withholding tax if the Non-U.S. Holder files the required forms, including IRS Form W-8ECI, or any successor form, with the payor of the dividend, but instead generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a resident of the United States. A corporate Non-U.S. Holder that receives effectively connected dividends may be subject to an additional branch profits tax at a rate of 30%, or a lower rate prescribed by an applicable income tax treaty, on the repatriation from the United States of its "effectively connected earnings and profits" for the taxable year, as adjusted for certain items.

Sale or Other Taxable Disposition of Common Stock

        In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of the Non-U.S. Holder's shares of common stock unless:

  (i)
  the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment of the Non-U.S. Holder);

  (ii)
  the Non-U.S. Holder is an individual who holds shares of common stock as a capital asset and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

  (iii)
  we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held the common stock, and, in the case where shares of our common stock are regularly traded on an established securities market, the Non-U.S. Holder owns, or is treated as owning, more than five percent of our common stock.

        Net gain realized by a Non-U.S. Holder described in clause (i) above generally will be subject to U.S. federal income tax in the same manner as if the Non-U.S. Holder were a resident of the United States. Any gains of a corporate Non-U.S. Holder described in clause (i) above may also be subject to an additional "branch profits tax" at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

        Gain realized by an individual Non-U.S. Holder described in clause (ii) above will be subject to a flat 30 percent tax, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.

        For purposes of clause (iii) above, a corporation is a United States real property holding corporation if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not, and we do not anticipate that we will become, a United States real property holding corporation.

U.S. Federal Estate Tax

        The estate of a nonresident alien individual is generally are subject to U.S. federal estate tax on property having a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent's country of residence provides otherwise.

Information Reporting and Backup Withholding

        Generally, we must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States or withholding was reduced by an applicable income tax treaty. Under applicable income tax treaties or other agreements, the IRS may make its reports available to the tax authorities in the Non-U.S. Holder's country of residence.

        Dividends paid to a Non-U.S. Holder that is not an exempt recipient generally will be subject to backup withholding, currently at a rate of 28% of the gross proceeds, unless the Non-U.S. Holder certifies as to its foreign status, which certification may generally be made on IRS Form W-8BEN.

        Proceeds from the sale or other disposition of common stock by a Non-U.S. Holder effected by or through a U.S. office of a broker will generally be subject to information reporting and backup withholding, currently at a rate of 28% of the gross proceeds, unless the Non-U.S. Holder certifies to the payor under penalties of perjury as to, among other things, its name, address and status as a Non-U.S. Holder or otherwise establishes an exemption. Payment of disposition proceeds effected outside the United States by or through a non-U.S. office of a non-U.S. broker generally will not be subject to information reporting or backup withholding if the payment is not received in the United States. Information reporting, but generally not backup withholding, will apply to such a payment if the broker has certain connections with the United States unless the broker has documentary evidence in its records that the beneficial owner thereof is a Non-U.S. Holder and specified conditions are met or an exemption is otherwise established.

        Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules from a payment to a Non-U.S. Holder that results in an overpayment of taxes generally will be refunded, or credited against the holder's U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Foreign Accounts

        A U.S. federal withholding tax of 30% may apply to dividends and the gross proceeds of a disposition of our common stock paid to a "foreign financial institution" (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). This U.S. federal withholding tax of 30% will also apply to payments of dividends and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity either certifies it does not have any substantial U.S. owners or provides the withholding agent with a certification identifying substantial direct and indirect U.S. owners of the entity. The withholding tax described above will also not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

        Although these rules currently apply to applicable payments made after December 31, 2012, the IRS has issued Proposed Treasury Regulations providing that the withholding provisions described above will generally apply to payments of dividends made on or after January 1, 2014 and to payments of gross proceeds from a sale or other disposition of common stock on or after January 1, 2015.

UNDERWRITING

        Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Stifel, Nicolaus & Company, Incorporated
William Blair & Company, L.L.C.
RBC Capital Markets, LLC
Montgomery & Co., LLC

Total:

        The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

        The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

        We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                        additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

        The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Us
The selling stockholders
Proceeds, before expenses, to us
Proceeds, before expenses, to selling stockholders

        The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $             million, which includes legal, accounting and printing costs and various other fees associated with the listing of our common stock.

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

        We intend to apply to list our common stock on the NYSE under the trading symbol "LGZ".

        We and all directors and officers and the holders of substantially all of our outstanding stock and stock options have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Merrill, Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

  •
  file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

Whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC and Merrill, Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, we or such other person will not, during the 180-day restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

        The restrictions described in the immediately preceding paragraph to do not apply to:

  •
  the sale of shares to the underwriters;

  •
  transfers by a selling stockholder of shares of common stock or any security convertible into common stock as a bona fide gift;

  •
  distributions by a selling stockholder of shares of common stock or any security convertible into common stock to limited partners or stockholders of the selling stockholder;

  •
  the issuance by the Company of options or other stock-based compensation pursuant to equity compensation plans in existence on the date hereof and, in each case, described in this prospectus;

  •
  the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the 180-day restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required of or voluntarily made by or on behalf of the party to the trading plan or the Company;

  •
  the entry into an agreement providing for the issuance by the Company of shares of common stock or any security convertible into or exercisable for shares of common stock in connection with joint ventures, commercial relationships or other strategic transactions, or the acquisition by the Company of any of its subsidiaries of the securities, business, property or other assets of another person or entity or pursuant to an employee benefit plan assumed by the Company in connection with such acquisition, and the issuance of any such securities pursuant to any such agreement; provided that the aggregate number of shares of common stock that the Company may sell or issue or agree to sell or issue shall not exceed                             and provided further that any such securities issued pursuant to such agreement shall be subject to substantially similar restrictions described in the immediately preceding paragraph, and the Company shall enter stop transfer instructions with the Company's transfer agent and registrar on such securities, which the Company agrees it will not waive or amend without the prior written consent of Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated; or

  •
  the filing of one or more registration statements on Form S-8 with respect to shares of common stock issued or issuable under any equity compensation plan in effect on the date hereof the selling stockholder is subject.

        The 180-day restricted period described in the preceding paragraph will be extended if:

  •
  during the last 17 days of the 180-day restricted period we issue an earnings release or material news event relating to us occurs, or

  •
  prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

        In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

        A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Pricing of the Offering

        Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

  European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  (a)
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  (b)
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer to the public" in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

  United Kingdom

        This prospectus and any other material in relation to the shares described herein is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospective Directive ("qualified investors") that also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, (ii) who fall within Article 49(2)(a) to (d) of the Order or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as "relevant persons"). The shares are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such shares will be engaged in only with, relevant persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

  Switzerland

        The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this document nor any other offering or marketing material relating to the offering, the Company, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the shares.

  Dubai International Financial Centre

        This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (DFSA). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

 LEGAL MATTERS

        Our counsel, Sheppard, Mullin, Richter & Hampton LLP, Los Angeles, California, will pass on the validity of the shares of common stock offered by this prospectus. The underwriters have been represented by Latham & Watkins LLP, Los Angeles, California.

EXPERTS

        The financial statements as of December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The reports and other information we file with the SEC can be read and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. Copies of these materials can be obtained at prescribed rates from the SEC's Public Reference Room at such address. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

        Upon completion of this offering, we will become subject to the reporting and information requirements of the Exchange Act and, as a result, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference room and the web site of the SEC referred to above. We also maintain a website at http://www.legalzoom.com. Upon completion of this offering, you may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC, free of charge, at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained on, or that can be accessed through, our website shall not be deemed incorporated into and is not part of this prospectus or the registration statement of which it forms a part.

LEGALZOOM.COM, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2009, 2010 and 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of LegalZoom.com, Inc.:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and redeemable convertible preferred stock and stockholders' deficit present fairly, in all material respects, the financial position of LegalZoom.com, Inc. and its subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for multiple deliverable revenue arrangements in 2010.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California
April 5, 2012

LEGALZOOM.COM, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except par value)

	December 31,
			Pro Forma December 31, 2011
	2010	2011
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$19,169	$27,108	$27,108
Restricted cash	502	—	—
Accounts receivable, net of allowance of $53 and $214, respectively	2,163	3,652	3,652
Prepaid expenses and other current assets	2,940	3,302	3,302
Deferred income taxes	—	6,498	6,498

Total current assets	24,774	40,560	40,560
Property and equipment, net	10,617	12,211	12,211
Deferred income taxes	—	430	430
Other assets	238	300	300

Total assets	$35,629	$53,501	$53,501

Liabilities, redeemable convertible preferred stock and stockholders' equity (deficit)
Current liabilities:
Accounts payable	$2,496	$1,738	$1,738
Accrued expenses and other current liabilities	9,937	19,434	19,434
Capital lease obligations	19	202	202
Deferred revenue	18,227	21,502	21,502

Total current liabilities	30,679	42,876	42,876
Deferred revenue, net of current portion	6,979	3,277	3,277
Deferred rent	2,811	3,864	3,864
Capital lease obligations, net of current portion	15	—	—
Other liabilities	6,004	603	603

Total liabilities	46,488	50,620	50,620

Commitments and contingencies (Note 6)
Series A redeemable convertible preferred stock, $0.001 par value; 7,628 shares authorized, issued and outstanding at December 31, 2010 and 2011; no shares authorized, issued and outstanding pro forma (unaudited); liquidation preference of $57,064 at December 31, 2011	58,649	62,691	—
Stockholders' equity (deficit):
Common stock, $0.001 par value; 66,180 shares authorized; 31,417 and 31,780 shares issued; and 31,147 and 31,510 shares outstanding at December 31, 2010 and 2011, and 54,394 shares outstanding pro forma (unaudited)	31	31	54
Treasury stock, at cost; 270 shares at December 31, 2010 and 2011	(519)	(519)	(519)
Additional paid-in capital	202	331	62,999
Accumulated deficit	(69,222)	(59,653)	(59,653)

Total stockholders' equity (deficit)	(69,508)	(59,810)	2,881

Total liabilities, redeemable convertible preferred stock and stockholders' equity (deficit)	$35,629	$53,501	$53,501

See Notes to Consolidated Financial Statements.

LEGALZOOM.COM, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Year Ended December 31,
	2009	2010	2011
Revenues	$103,299	$120,771	$156,066
Costs and operating expenses:
Cost of services	53,082	60,643	80,437
Sales and marketing	32,673	36,322	41,891
Technology and development	4,686	7,509	8,117
General and administrative	13,154	20,024	19,343

Total costs and operating expenses	103,595	124,498	149,788

Income (loss) from operations	(296)	(3,727)	6,278
Interest and other expense, net	(33)	(15)	(153)

Income (loss) before income taxes	(329)	(3,742)	6,125
Income tax (provision) benefit	(311)	(282)	5,998

Net income (loss)	$(640)	$(4,024)	$12,123

Accretion of redeemable convertible preferred stock	(4,035)	(4,038)	(4,042)
Net income attributable to participating securities	—	—	(3,407)

Net income (loss) attributable to common stockholders	$(4,675)	$(8,062)	$4,674

Net income (loss) per share attributable to common stockholders:
Basic	$(0.17)	$(0.28)	$0.15

Diluted	$(0.17)	$(0.28)	$0.13

Weighted-average shares used to compute net income (loss) per share attributable to common stockholders:
Basic	28,051	29,040	31,388

Diluted	28,051	29,040	36,293

Pro forma net income per share (unaudited):
Basic			$0.22

Diluted			$0.20

Pro forma weighted-average common shares outstanding (unaudited):
Basic			54,272

Diluted			59,177

See Notes to Consolidated Financial Statements.

LEGALZOOM.COM, INC.
CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
(In thousands)

	Series A Redeemable Convertible Preferred Stock
			Common Stock			Notes Receivable from Stockholders
					Additional Paid-In Capital		Treasury Stock	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2008	7,628	$50,576	27,832	$28	$—	$(533)	$(519)	$(61,943)	$(62,967)
Issuance of common stock upon exercise of stock options	—	—	849	1	263	—	—	—	264
Interest on notes receivable from stockholders	—	—	—	—	—	(21)	—	—	(21)
Stock-based compensation	—	—	—	—	1,157	—	—	—	1,157
Accretion of preferred stock	—	4,035	—	—	(1,420)	—	—	(2,615)	(4,035)
Net loss	—	—	—	—	—	—	—	(640)	(640)

Balance at December 31, 2009	7,628	$54,611	28,681	$29	$—	$(554)	$(519)	$(65,198)	$(66,242)
Issuance of common stock upon exercise of stock options	—	—	2,466	2	2,881	—	—	—	2,883
Interest on notes receivable from stockholders	—	—	—	—	—	(22)	—	—	(22)
Reclassification of non-recourse note receivable from founding third-party consultant	—	—	—	—	39	(39)	—	—	—
Settlement of non-recourse note receivable from founding third-party consultant for services rendered	—	—	—	—	—	62	—	—	62
Repayment of notes receivable from stockholders	—	—	—	—	—	553	—	—	553
Stock-based compensation	—	—	—	—	1,320	—	—	—	1,320
Accretion of preferred stock	—	4,038	—	—	(4,038)	—	—	—	(4,038)
Net loss	—	—	—	—	—	—	—	(4,024)	(4,024)

Balance at December 31, 2010	7,628	$58,649	31,147	$31	$202	$—	$(519)	$(69,222)	$(69,508)
Issuance of common stock upon exercise of stock options	—	—	363	—	336	—	—	—	336
Stock-based compensation	—	—	—	—	950	—	—	—	950
Excess windfall tax benefits from stock-based compensation	—	—	—	—	331	—	—	—	331
Accretion of preferred stock	—	4,042	—	—	(1,488)	—	—	(2,554)	(4,042)
Net income	—	—	—	—	—	—	—	12,123	12,123

Balance at December 31, 2011	7,628	$62,691	31,510	$31	$331	$—	$(519)	$(59,653)	$(59,810)

See Notes to Consoldiated Financial Statements.

LEGALZOOM.COM, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2009	2010	2011
Cash flows from operating activities
Net income (loss)	$(640)	$(4,024)	$12,123
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,937	3,509	4,562
Deferred income taxes	—	—	(6,928)
Stock-based compensation	1,137	1,308	944
Excess windfall tax benefits from stock-based compensation	—	—	(331)
Loss on disposal of property and equipment	30	280	94
Other	20	93	22
Changes in operating assets and liabilities:
Accounts receivable	(301)	(834)	(1,489)
Prepaid expenses and other current assets	1,004	(543)	(289)
Other assets	6	(49)	(74)
Accounts payable	(946)	757	(227)
Accrued expenses and other liabilities	4,261	5,345	4,689
Deferred revenue	7,171	(4,867)	(427)
Deferred rent	—	513	1,053

Net cash provided by operating activities	14,679	1,488	13,722

Cash flows from investing activities
Decrease (increase) in restricted cash	(501)	(1)	502
Proceeds from disposal of property and equipment	—	49	—
Purchase of property and equipment	(3,983)	(4,721)	(6,562)

Net cash used in investing activities	(4,484)	(4,673)	(6,060)

Cash flows from financing activities
Repayment of capital lease obligations	(17)	(19)	(384)
Payment of deferred financing costs	—	(31)	(6)
Proceeds from repayment of notes receivable from stockholders	—	553	—
Excess windfall tax benefits from stock-based compensation	—	—	331
Proceeds from exercise of stock options	264	2,883	336

Net cash provided by financing activities	247	3,386	277

Net increase in cash and cash equivalents	10,442	201	7,939
Cash and cash equivalents, at beginning of the period	8,526	18,968	19,169

Cash and cash equivalents, at end of the period	$18,968	$19,169	$27,108

Supplemental cash flow data
Cash paid during the year for:
Interest	$—	$—	$15
Income taxes	1	110	754
Non-cash investing and financing activities
Accretion of Series A redeemable convertible preferred stock	4,035	4,038	4,042
Stock-based compensation capitalized as software development costs	20	12	6
Purchase of property and equipment included in accounts payable and accrued expenses	324	1,180	386
Acquisition of equipment under capital lease	—	—	491
Settlement of non-recourse note receivable	—	62	—
Tenant incentive for purchase of leasehold improvements	—	2,554	—

See Notes to Consolidated Financial Statements.

LEGALZOOM.COM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of the Business

        LegalZoom.com, Inc. was initially formed as a California corporation in 1999 and reincorporated as a Delaware corporation in 2007. LegalZoom.com, Inc. and its wholly-owned subsidiaries (the "Company") conducts its operations from headquarters located in Glendale, California, and in Austin, Texas and San Francisco, California.

        The Company is a provider of services that meet the legal needs of small businesses and consumers in the United States. The Company offers a broad portfolio of interactive legal documents through its online legal platform that customers can tailor to their specific needs. The Company also offers subscription services, including legal plans through which customers can be connected to an experienced attorney licensed in their jurisdiction, registered agent services and unlimited access to the Company's forms library.

Note 2. Summary of Significant Accounting Policies

        A summary of the significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements is set forth below.

  Basis of Presentation and Consolidation

        The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America, or GAAP, and include the operations of LegalZoom.com, Inc. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

  Stock-split

        In July 2011, the Company effected a three-for-one stock split of its common stock and a proportional adjustment to the conversion ratio for Series A redeemable convertible preferred stock ("Series A" or "preferred stock"). All share, per-share and related information presented in these consolidated financial statements and accompanying footnotes have been retroactively adjusted, where applicable, to reflect the impact of the stock split including an adjustment to the preferred stock conversion ratio.

  Unaudited Pro Forma Balance Sheet and Pro Forma Net Income Per Share

        On January 31, 2012, the Company's board of directors approved the Company to prepare for the filing of an initial public offering of the Company's common stock. Immediately upon the closing of a qualifying initial public offering, all of the preferred stock outstanding at December 31, 2011 will automatically convert into 22,884,000 shares of common stock. The unaudited pro forma balance sheet gives effect to the conversion of the preferred stock to stockholders' equity as of December 31, 2011. Unaudited pro forma basic and diluted net income per common share for the year ended December 31, 2011 has been computed to give effect to the conversion of the preferred stock into common stock, using the if-converted method, as though such conversion had occurred as of January 1, 2011.

LEGALZOOM.COM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

        The following table sets forth the computation of the Company's pro forma basic and diluted net income per share of common stock (in thousands, except for per share amounts):

Year Ended December 31, 2011
(unaudited)
Net income attributable to common stockholders	$4,674
Pro forma adjustment to reverse accretion of preferred stock	4,042
Pro forma adjustment to reverse income attributable to
preferred stockholders	3,407

Net income used in computing pro forma net income per share:	$12,123

Weighted average common shares outstanding, basic	31,388
Pro forma adjustment to reflect assumed conversion of redeemable convertible preferred stock	22,884

Weighted average common shares outstanding used in computing basic pro forma net income per share:	54,272
Effect of potentially dilutive securities—stock options	4,905

Weighted average common shares outstanding used in computing diluted pro forma net income per share:	59,177

Pro forma net income per share:
Basic	$0.22
Diluted	$0.20

  Use of Estimates

        The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates estimates which are subject to significant judgment including those related to sales allowances and credit reserves, the evaluation of revenue recognition criteria, including the determination of standalone value and estimates of the selling price of deliverables in the Company's revenue arrangements, useful lives associated with property and equipment, loss contingencies, valuation allowances related to deferred income taxes and assumptions used to value stock-based awards. Actual results could differ materially from those estimates. The Company evaluates its estimates compared to historical experience and trends, which form the basis for making judgments about the carrying value of assets and liabilities.

  Comprehensive Income (Loss)

        The Company does not have any components of other comprehensive income (loss) for any period presented, and accordingly, net income (loss) equals comprehensive income (loss).

  Fair Value Measurements

        The Company accounts for fair value measurements in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements

LEGALZOOM.COM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

("ASC 820"). ASC 820 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and expands on required disclosures about fair value measurement. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. ASC 820 describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value, which are the following:

Level 1	—	Quoted prices in active markets for identical assets and liabilities.
Level 2	—
Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted market prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3	—	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

        In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value. For the periods presented, the Company has no financial assets or liabilities recorded at fair value on a recurring basis.

        The carrying amounts of cash equivalents, restricted cash, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued expenses and other current liabilities approximate fair values because of the short-term nature of these items.

  Concentrations of Credit Risk

        Financial instruments that potentially subject the Company to credit risk consist principally of cash and cash equivalents and accounts receivable. The Company, at times, maintains cash balances at financial institutions in excess of amounts insured by United States government agencies. The Company places its cash and cash equivalents with high credit quality financial institutions.

        Concentrations of credit risk with respect to revenues are limited due to a large, diverse customer base. No individual customer represented more than 1% of total revenues for the years ended December 31, 2009, 2010 and 2011.

        At December 31, 2010 and 2011, there were no individual customer account balances that comprised more than 10% of accounts receivable.

  Cash and Cash Equivalents

        Cash equivalents typically consist of highly liquid investments, including certificates of deposits, with maturities of three months or less when purchased. At December 31, 2010 and 2011, the Company's cash balances totaled $19.2 million and $27.1 million, respectively, and consist entirely of bank account deposits and hence there are no cash equivalents.

  Restricted Cash

        During 2009, the Company established a relationship with a financial institution for credit and debit card merchant processing and procurement credit card services. With the establishment of the credit and

LEGALZOOM.COM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

debit card merchant processing services, the Company was required to maintain $250,000 in an interest-bearing six-month certificate of deposit as collateral against debit card chargebacks or returned e-checks. At December 31, 2010, the certificate of deposit balance was $252,000 and was included in restricted cash. During 2011, the Company changed the financial institution providing merchant processing of credit cards and e-checks resulting in the removal of the requirement to maintain the certificate of deposit by the financial institution.

        Similarly, for the procurement credit card services, the Company was required to maintain, in a non-interest bearing account, a balance of $250,000 equivalent to the credit limit on such procurement credit cards, which was included in restricted cash at December 31, 2010. In February 2011, the financial institution removed the requirement to maintain the $250,000 collateral against the available credit limit on the procurement credit cards. There are no restricted cash balances at December 31, 2011.

  Accounts Receivable and Related Allowances

        The Company's accounts receivable balance primarily consists of amounts receivable from (i) the Company's credit and debit card merchant processor, (ii) customer receivables, and (iii) fees due from third-parties for services purchased by the Company's customers from such third-parties. The Company does not obtain collateral or other security related to accounts receivable. Merchant processor receivables, which do not bear interest, arise due to the time taken to clear transactions through external payment networks, which typically ranges between two to five business days, and are recorded net of processing fees. Customer receivables arise from the Company's three-pay plan where the customers have the option to pay the total amount due in three equal payments, with the first payment being due upon placement of the order and the remaining two payments being due 30 and 60 days after the first payment date. Accordingly, the customer receivable balances included in the consolidated balance sheets represent those second- and third-payments due to the Company for which services have been rendered, net of the related sales allowance for charge-back or credits. The sales allowance for three-pay plan receivables is determined based on the Company's best estimate of the amount of charge-backs or credits in its existing accounts receivable and is recorded against revenues as further described in Note 3.

        The Company also maintains an allowance for doubtful accounts for its receivables from third-party service providers based on its historical collection experience and a review in each period of the status of the then-outstanding accounts receivables, with an emphasis on those that are over 90 days past due. Account balances are charged off against the allowance when the Company determines that it is probable the receivable will not be recovered. To date, the allowance for doubtful accounts has not been significant.

  Property and Equipment

        Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets, as shown in the table below. Maintenance and repairs are expensed as incurred whereas significant renewals and betterments are capitalized. When assets are retired or otherwise disposed of, the

LEGALZOOM.COM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

cost and the related accumulated depreciation are removed from the respective accounts and any resulting gain or loss is reflected in the Company's results of operations.

Useful Life (years)
Purchased and internally developed software	3
Furniture and office equipment	5
Computer hardware	3
Leasehold improvements	Shorter of lease term or useful life

  Capitalized Software Costs

        The Company capitalizes the costs associated with software developed or obtained for internal use when the preliminary project stage is completed and it is determined that the software or significant modification thereto, will provide significantly enhanced capabilities which will be used to perform the function intended. These capitalized costs include external direct cost of services procured in developing or obtaining internal use software and personnel and related benefits, including stock-based compensation for employees who are directly associated with the development of internal use software projects. Capitalization of these costs ceases once the project is substantially complete and the software is ready for its intended purpose. Post-implementation training and maintenance costs are expensed as incurred. The Company does not transfer ownership of, or lease its software to its customers or third-parties.

        Costs related to development of internal use software that has not yet been placed in service are included in the accompanying consolidated balance sheets in software development costs in progress.

  Long-lived Assets

        The Company assesses the impairment of long-lived assets, which consist primarily of property and equipment, whenever events or changes in circumstances indicate that such assets might be impaired and the carrying value may not be recoverable. Events or changes in circumstances that may indicate that an asset is impaired include significant decreases in the market value of an asset, significant underperformance relative to expected historical or projected future results of operations, a change in the extent or manner in which an asset is utilized, significant declines in the estimated fair value of the overall Company for a sustained period, shifts in technology, loss of key management or personnel, changes in the Company's operating model or strategy and competitive forces.

        If events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and the expected undiscounted future cash flows attributable to the asset are less than the carrying amount of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. Fair value is determined based on the present value of estimated expected future cash flows using a discount rate commensurate with the risk involved, quoted market prices or appraised values, depending on the nature of the assets. The Company has not recorded any impairment of its long-lived assets for any of the periods presented.

  Operating and Capital Leases

        The Company records rent expense for operating leases, some of which have escalating rent payments, over the term of the lease, on a straight-line basis over the lease term. The Company begins

LEGALZOOM.COM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

recognition of rent expense on the date of initial possession, which is generally when the Company enters the leased premises and begins to make improvements in preparation for its intended use. Some of the Company's lease arrangements provide for concessions by the landlords, including payments for leasehold improvements and rent-free periods. The Company accounts for the difference between the straight-line rent expense and rent paid as a deferred rent liability.

        The Company leases equipment under capital lease arrangements. The assets and liabilities under capital lease are recorded at the lesser of present value of aggregate future minimum lease payments, including estimated bargain purchase options, or the fair value of the asset under lease. Assets under capital lease are amortized using the straight-line method over the estimated useful lives of the assets.

  Revenue Recognition

        The Company derives its revenues from the following sources:

  (i)
  Transaction Revenues—Transaction revenues are primarily generated from the Company's legal document preparation services upon fulfillment of these services, as well as certain legal document preparation services that were bundled with one- and five-year document revision and vaulting services. Prior to the change in accounting guidance on how revenue recognition is applied to multiple deliverable arrangements that the Company adopted on January 1, 2010, the full value of these bundled services were required to be recognized as revenues ratably on a straight-line basis over the service period. Revenues are recognized upon fulfillment of services, predominantly when a completed set of documents is shipped to the customer. Transaction revenues are net of cancellations, promotional discounts, sales allowances, credit reserves and the value allocated to bundled free-trials for the Company's subscription-based services.

  (ii)
  Subscription Revenues—Subscription revenues are generated primarily when customers enroll in subscriptions to the Company's legal plans, registered agent services or access to its forms library. The Company recognizes revenues from its subscriptions ratably on a straight-line basis over the subscription term as such services are rendered. Subscription terms range from a period of 30 days to two years. Subscription revenues include the value allocated to bundled free-trials for the Company's subscription services and are net of promotional discounts, cancellations, sales allowances, credit reserves and payments to legal plan attorneys.

  (iii)
  Other Revenues—Other revenues consist primarily of fees earned from third-party providers for services provided to or leads generated for such providers through the Company's online legal platform. The Company typically earns these revenues on a cost-per-click or cost-per-action basis.

        The Company recognizes revenues when four basic criteria are met: persuasive evidence of an arrangement exists; services have been rendered; the fees are fixed or determinable and collectability is reasonably assured. The Company considers persuasive evidence of a sales arrangement to be the customer's placement of the order and acceptance of the Company's terms of service. For arrangements with third-party companies related to other revenues, the Company ensures a written contract is in place. The Company's customers generally pay for their orders and subscription services in advance by credit or debit card. The total fees, or the consideration, collected by the Company for its services include, as applicable, expedited services fees, government filing fees and shipping fees. The Company records the total consideration initially as deferred revenues that are then recognized as revenue when the Company meets all of the criteria for revenue recognition. Deferred revenues that the Company will recognize during the succeeding 12 month period from the Company's balance sheet date is recorded as current deferred revenues, and the remaining portion is recorded as non-current at the balance sheet date. On a more limited basis, the Company may offer alternative payment methods to credit cards for certain

LEGALZOOM.COM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

services. These alternative payment methods include automated clearing house ("ACH") or payment by personal check or money order for registered agent renewals. In October 2010, the Company commenced offering its customers the ability to pay the fees owed to the Company on certain services in three equal monthly payments, or the three-pay plan. One-third of the fees due under the three-pay plan is charged to the customer's debit or credit card, on the date the order is placed, and the second and third payments are charged 30 and 60 days after the first payment date. Where full payment is not received in advance, revenue is only recognized if collectability is reasonably assured assuming all other revenue recognition criteria are met. The Company's online platform allows customers to prepare legal documents, schedule consultations with plan attorneys and subscribe to other related services. The Company's customers do not have the rights to the underlying software code of its online platform, accordingly, the Company's arrangements are outside the scope of software revenue recognition rules under ASC 985, Software.

        For the Company's legal document preparation services, transaction revenues are recognized when the Company fulfills the service. For time-based, subscription services, such as legal plans, registered agent services or unlimited access to the Company's forms library, the Company recognizes subscription revenues ratably on a straight-line basis over the subscription term for those services, which ranges from a period of 30 days to two years.

        Other revenues are recognized when the related performance-based criteria have been met. The Company assesses whether performance criteria have been met on a cost-per-click or cost-per-action basis and whether the fees are fixed or determinable based on a reconciliation of the performance criteria and the payment terms associated with the transaction. The reconciliation of the performance criteria generally includes a comparison of internally tracked performance data to the contractual performance obligation and, when available, to third-party or affiliate provided performance data. These arrangements do not include multiple deliverables.

        A significant number of the Company's arrangements include multiple, bundled deliverables, such as the preparation of legal documents combined with related document revision, document storage, 30-day free trial of the Company's registered agent services or its legal plans. The Company therefore recognizes revenues for these arrangements in accordance with FASB ASC 605-25, Revenue Recognition—Multiple-Element Arrangements ("ASC 605-25"). ASC 605-25 was updated by Accounting Standards Update ("ASU") 2009-13, Revenue Recognition (Topic 605)—Multiple-Deliverable Revenue Arrangements—a Consensus of the Emerging Issues Task Force ("ASU 2009-13").

        The Company elected to early adopt ASU 2009-13 on a prospective basis for all arrangements entered into or materially modified after January 1, 2010.

        For multiple deliverable revenue arrangements, the Company first assesses whether each deliverable has value to the Company's customer on a standalone basis and performance is considered probable and substantially in its control. The Company's services can be sold both on a standalone basis and as part of multiple deliverable arrangements. Accordingly, substantially all of the Company's services have standalone value to its customer. Based on that standalone value of the deliverables, the Company allocates its revenues among the separate deliverables in the arrangement, including the bundled free trials, using the relative selling price method hierarchy established in ASU 2009-13. This hierarchy requires the selling price of each deliverable in a multiple deliverable revenue arrangement to be based on, in descending order: (i) vendor-specific objective evidence, or VSOE, (ii) third-party evidence of selling price, or TPE, or (iii) management's best estimated selling price, or BESP.

        The Company establishes VSOE for a majority of its services based on the price the Company charges when the deliverable is sold separately. In determining VSOE, the Company requires that a substantial majority of the Company's selling prices for its services to fall within a reasonably narrow pricing range,

LEGALZOOM.COM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

and the Company then establishes VSOE based on the mid-point of the range for those services. This requires significant management judgment, including as to how the Company groups similar services, the time period analyzed for assessing transactions and the volume of similar transactions available to the Company in the relevant time period.

        When the Company cannot establish VSOE, the Company applies its judgment with respect to whether the Company can establish TPE based on competitor prices for similar deliverables that are sold separately. The Company believes its strategy differs from that of its peers, and its services contain a significant level of differentiation such that comparable pricing of the Company's services cannot be obtained. The Company's competitors do not sell services similar to its services on a standalone basis, and the Company therefore is unable to reliably determine what similar competitor services' selling prices are on a stand-alone basis. As a result, the Company has been unable to establish selling price based on TPE.

        When the Company cannot establish VSOE or TPE, the Company applies its judgment to determine BESP. The objective of BESP is to determine the price at which the Company would transact a sale if the service were sold on a stand-alone basis. The determination of BESP requires the Company to make significant estimates and judgments and the Company considers numerous factors in this determination, including the nature of the deliverables, market conditions and the Company's competitive landscape, internal costs and its pricing and discounting practices. The Company's determination of BESP is made through consultation with and formal approval by its senior management. The Company updates its estimates of both VSOE and BESP on an ongoing basis as events and as circumstances may require. Because the Company can establish VSOE for substantially all of its services, use of BESP estimate for revenue recognition is limited to document revision and document storage services.

        The Company is unable to determine VSOE or TPE for document revision and document storage services, which the Company bundles with certain of its consumer services. Accordingly, as of January 1, 2010, the selling prices of these document revision and document storage services are determined based on BESP, and the Company recognizes revenues from these services based on the relative selling price of the deliverables in the arrangement. The Company's adoption of ASU 2009-13 resulted in the Company recognizing $4.7 million of transaction revenues in 2010 that the Company would not have otherwise recognized during that year.

        Prior to January 1, 2010, the Company considered document revision and document storage services that the Company bundles with other consumer services to be a single unit of accounting and the total fees received from those arrangements were recognized as transaction revenues ratably on a straight-line basis over the service term. Prior to August 2009, the Company offered document revision and document storage services with a term of five years and, accordingly, the deferred revenues will be recognized as transaction revenues through August 2014. Beginning in August 2009, the Company sold these services only on a one year service term. At December 31, 2010 and 2011, the Company's non-current deferred revenues balances of $7.0 million and $3.3 million, respectively, included in the Company's consolidated balance sheets primarily consist of document revision and document storage services.

  Sales Allowances

        The Company's arrangements do not include contractual provisions for cancellations or terminations. As a business practice, the Company provides that if its customers are not fully satisfied with the services or support and they notify the Company within a limited period of time after the purchase, the Company will attempt to resolve the matter, offer a credit that can be used for future services or provide a refund, excluding third-party fees. Revenues are recognized net of promotional discounts and estimated sales allowances and credit reserves related to credit or debit card charge-backs, sales credits and refunds. For

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completed services where the customers have elected the three-pay plan, the Company records a sales allowance for estimated charge backs, sales credits and collection losses for the second and third payment receivable amounts. The sales allowance is recorded against the customer receivables balance. For completed and paid services, the Company records sales and credit reserves based on its estimate of refunds or credits. The sales and credit reserves are included in accrued expenses and other current liabilities. The sales allowance and the sales and credit reserves are made at the time of revenue recognition based on the Company's historical experience, activity occurring after the balance sheet date and other factors. The Company has established a sufficient history of estimating refunds, charge backs, write offs and credits, given the large number of homogeneous transactions. The majority of the Company's allowances and reserves are known within the time period of its financial reporting cycle. The estimated provision for sales allowances and reserves has varied from actual results within ranges consistent with management's expectations. If actual sales allowances, credit reserves and promotional discounts are greater than estimated by management, revenues and operating results would be negatively impacted.

  Principal Agent Considerations

        The Company evaluates the criteria as prescribed by FASB ASC 605-45, Principal Agent Considerations, in order to determine whether the Company can recognize revenues gross as a principal or net as an agent. The Company records revenues on a gross basis when the Company is the primary obligor in the arrangement and therefore principally responsible for the fulfillment of the services. The determination of whether the Company is the principal or agent requires it to evaluate a number of indicators, including which party, as applicable, in the arrangement:

  •
  is the primary obligor, or has primary fulfillment responsibility and obligation to perform the services being sold to the customer;

  •
  has latitude in establishing the sales price;

  •
  can make changes to or perform part of the service;

  •
  has supplier selection; and

  •
  has credit or collection risk.

        When forming the Company's conclusion on whether the Company is the principal or agent in an arrangement and whether to present revenues gross or net, the Company weighs the above factors, and places more weight on the first factor, or primary obligor, followed by whether the Company has latitude in establishing the sales price and whether the Company performs part of the service.

        In arrangements in which the Company is the primary obligor and the indicators are weighted towards the Company acting as a principal, the Company records as revenues the amounts the Company has billed to its customer, and the Company records the related costs the Company has incurred in fulfilling the Company's services. The Company is the primary obligor in substantially all of its legal document preparation and registered agent services.

        In arrangements in which the Company is not the primary obligor and the indicators are more weighted towards the Company acting as the agent in the arrangement, the Company records revenues on a net basis, which is equal to the amount billed to its customer, net of the fee payable to the primary obligor, which is another third party that is primarily responsible for performing the services for the customer. Because the Company is not a law firm and cannot provide legal advice, the participating independent law firms in the Company's legal plans have the primary service obligation to provide attorney

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

consultations to the Company's customers, for which the Company pays the law firms a monthly fee. Therefore, the Company recognizes revenues net as an agent for subscriptions to the Company's legal plans. The Company also recognized revenues net as an agent for registered agent services prior to March 2010. Before March 2010, the Company contracted with third-party service providers to perform substantially all registered agent services on the Company's behalf and accordingly, the Company recorded the amount received from the customer net of the fee payable to the service provider.

  Segments

        The Company has one operating segment, providing legal document preparation and related subscription services. The Company's Chief Operating Decision Maker ("CODM"), the Chief Executive Officer, manages the Company's operations based on consolidated financial information for purposes of evaluating financial performance and allocating resources. The CODM reviews separate revenue information for its transaction and subscription services. All other financial information is reviewed by the CODM on a consolidated basis. All of the Company's principal operations, decision-making functions and assets are located in the United States. Assets and revenues generated outside of the United States are not material for any of the periods presented.

        Revenues derived from the Company's transaction and subscription services are as follows (in thousands):

	Year Ended December 31,
	2009	2010	2011
Revenues by source:
Transaction	$92,561	$105,491	$121,856
Subscription	4,966	10,889	27,878
Other	5,772	4,391	6,332

Total revenues	$103,299	$120,771	$156,066

  Cost of Services

        Cost of services include all costs of providing and fulfilling the Company's services. Cost of services primarily include government filing fees; costs of fulfillment, customer care and inbound sales personnel and related benefits, including stock-based compensation, and costs of independent contractors for document preparation; telecommunications and data center costs, including depreciation and amortization of network computers, equipment and internal use software; printing, shipping and courier charges; credit and debit card fees; allocated overhead; legal document kit expenses; and sales and use taxes. The Company defers direct and incremental costs primarily related to government filing fees incurred prior to the associated service meeting the criteria for revenue recognization. The deferred cost of services are recognized as cost of services in the same period in the related revenue is recognized. At December 31, 2010 and 2011, there were $0.9 million and $0.8 million, respectively, of deferred cost of service included in prepaid expenses and other current assets on the accompanying consolidated balance sheets.

  Sales and Marketing Expenses

        Sales and marketing expenses are comprised of customer acquisition media, consisting primarily of search engine marketing, television and radio; compensation and related benefits, including stock-based compensation, for marketing and outbound sales personnel; media production; public relations and other promotional activities; general business development activities; and allocated overhead. Marketing and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

advertising costs to promote the Company's products and services are expensed in the period incurred. Media production costs are expensed the first time the advertisement is aired. Advertising expenses were $29.6 million, $32.6 million, and $36.4 million for the years ended December 31, 2009, 2010 and 2011, respectively, and are included in sales and marketing on the accompanying consolidated statements of operations.

  Technology and Development Expenses

        Technology and development expenses consist primarily of personnel costs and related benefits, including stock-based compensation, and expenses for outside consultants. These expenses include allocated overhead and costs incurred in the development, implementation, amortization and maintenance of internal use software, including our website, online legal platform and related infrastructure. Technology and development costs are expensed as incurred, except to the extent that such costs are associated with internal use of software or website development costs that qualify for capitalization as previously described under Capitalized Software Costs.

  General and Administrative Expenses

        The Company's general and administrative expenses relate primarily to compensation and related benefits, including stock-based compensation, for executive and corporate personnel; professional and consulting fees; allocated overhead; and legal loss contingencies.

  Earnings Per Share Attributable to Common Stockholders

        The Company applies the two-class method for calculating basic earnings per share. Under the two-class method, net income is reduced by accretion of preferred stock and the residual amount is allocated between common stock and other participating securities based on their participation rights. Participating securities are comprised of preferred stock which participate in dividends, if declared, by the Company. Basic earnings per share is calculated by dividing net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding, net of unvested restricted stock subject to repurchase by the Company, if any, during the period. For periods in which the Company reported a net loss, the participating securities are not contractually obligated to share in the losses of the Company, and accordingly, no losses have been allocated to the participating securities. Diluted earnings per share is calculated by dividing the net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding, adjusted for the effects of potentially dilutive common stock, which are comprised of stock options, using the treasury-stock method, and convertible preferred stock, using the if-converted method. Because the Company reported losses for the years ended December 31, 2009 and 2010, all potentially dilutive common stock are antidilutive for those periods.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

        The following shows the computation of basic and diluted earnings per share:

	Year Ended December 31,
	2009	2010	2011
	(In thousands, except per share amounts)
Numerator
Net income (loss)	$(640)	$(4,024)	$12,123
Accretion of preferred stock	(4,035)	(4,038)	(4,042)
Less amount attributable to participating securities	—	—	(3,407)

Net income (loss) attributable to common stockholders—basic and diluted	$(4,675)	$(8,062)	$4,674

Denominator
Weighted average common stock—basic	28,051	29,040	31,388
Effect of potentially dilutive securities—stock options and restricted stock units	—	—	4,905

Weighted-average common stock-diluted	28,051	29,040	36,293

Earnings per share
Basic	$(0.17)	$(0.28)	$0.15
Diluted	$(0.17)	$(0.28)	$0.13

        Net income for the year ended December 31, 2011 has been allocated to the common stock and participating preferred stock based on their respective rights to share in dividends. The following table presents the number of anti-dilutive shares excluded from the calculation of diluted net income (loss) per share attributable to common stockholders for years ended December 31, 2009, 2010 and 2011 (in thousands):

	2009	2010	2011
Conversion of redeemable convertible preferred stock	22,884	22,884	22,884
Options to purchase common stock	8,138	7,129	882

Total shares excluded from the calculation of diluted net income (loss) per share attributable to common stockholders	31,022	30,013	23,766

  Stock-based Compensation

        The Company recognizes compensation expense related to employee option grants and restricted stock units in accordance with FASB ASC 718, Compensation—Stock Compensation ("ASC 718").

        The Company estimates the fair value of employee stock-based payment awards on the grant-date and recognizes the resulting fair value, net of estimated forfeitures, over the requisite service period. The Company uses the Black-Scholes option pricing model for estimating the fair value of options granted under the Company's stock option plans. The fair value of restricted stock units is determined based on the value of the underlying common stock. The Company has elected to treat stock-based payment awards with graded vesting schedules and time-based service conditions as a single award and recognizes stock-based compensation on a straight-line basis, net of estimated forfeitures, over the requisite service period.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

        Compensation expense for non-employee stock-based awards is recognized in accordance with ASC 718 and FASB ASC 505-50, Equity-Based Payments to Non-Employees ("ASC 505-50"). Stock option awards issued to non-employees are accounted for at fair value using the Black-Scholes option pricing model. Management believes that the fair value of the stock options is more reliably measured than the fair value of services received. The Company records compensation expense based on the then-current fair values of the stock options at each financial reporting date. Compensation recorded during the service period is adjusted in subsequent periods for changes in the stock options' fair value until the earlier of the date at which the non-employee's performance is complete or a performance commitment is reached, which is generally when the stock option award vests. There were no grants of stock-based awards to non-employees for the years ended December 31, 2009 and 2010. In September 2011, the Company granted options to purchase 65,000 shares of the Company's common stock to certain non-employees for advisory services. Compensation expense for these non-employee grants is recorded on a straight-line basis in the consolidated statements of operations and was insignificant for the year ended December 31, 2011.

        The Black-Scholes option pricing model requires the Company to make certain assumptions including the fair value of the underlying common stock, the expected term, the expected volatility, the risk-free interest rate and the dividend yield.

        The fair value of the shares of common stock underlying the stock options has historically been determined by the Board of Directors. Because there has been no public market for the Company's common stock, the Board of Directors has determined the fair value of the common stock at the time of the grant of options and restricted stock units by considering a number of objective and subjective factors including valuation of comparable companies, sales of common stock to unrelated third parties, operating and financial performance and general and industry-specific economic outlook, amongst other factors. The fair value of the underlying common stock will be determined by the Board of Directors until such time as the Company's common stock is listed on an established stock exchange or national market system. The fair value was determined in accordance with applicable elements of the practice aid issued by the American Institute of Certified Public Accountants titled Valuation of Privately Held Company Equity Securities Issued As Compensation.

        The expected term of employee stock options represents the weighted-average period that the stock options are expected to remain outstanding. The expected term of options granted is calculated based upon actual historical exercise and post-vesting cancellations, adjusted for expected future exercise behavior.

        Because the Company's common stock has no publicly traded history, the Company estimates the expected volatility of the awards from the historical volatility of selected public companies within the Internet and media industry with comparable characteristics to the Company, including similarity in size, lines of business, market capitalization, revenue and financial leverage. The Company determined the expected volatility assumption using the frequency of daily historical prices of comparable public company's common stock for a period equal to the expected term of the options. The Company periodically assesses the comparable companies and other relevant factors used to measure expected volatility for future stock option grants.

        The risk-free interest rate assumption is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

        The dividend yield assumption is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

        The assumptions that were used to calculate the grant date fair value of the Company's employee and non-employee stock option grants for the years ended December 31, 2009, 2010 and 2011 were as follows.

	2009	2010	2011
Risk-free interest rate	2.34%	2.35%	1.25%
Expected life (years)	5.95	5.90	6.10
Dividend yield	—	—	—
Volatility	50%	45%	42%

        Stock-based compensation expense is recognized based on awards that are ultimately expected to vest, and as a result, the amount has been reduced by estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures are estimated based on the Company's historical experience and future expectations.

        The determination of stock-based compensation is inherently uncertain and subjective and involves the application of valuation models and assumptions requiring the use of judgment. If the Company had made different assumptions, its stock-based compensation expense, and its net income (loss) for years ended December 31, 2009, 2010 and 2011, may have been significantly different.

  Redeemable Convertible Preferred Stock

        As the Series A is redeemable at the option of the holder or in the case of events outside the control of the Company, the Company has presented the preferred stock outside of stockholders' deficit in the mezzanine section of the December 31, 2010 and 2011 consolidated balance sheets.

        The Company accretes the carrying value of the preferred stock to the redemption value over the period to the earliest redemption date using the effective interest method. Accretion is recorded as a charge against retained earnings, or in the absence of retained earnings by charges against additional paid-in capital until fully depleted, then ultimately against accumulated deficit.

  Income Taxes

        Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company must also make judgments in evaluating whether deferred tax assets will be recovered from future taxable income. To the extent that it believes that recovery is not likely, the Company establishes a valuation allowance. The carrying value of the Company's net deferred tax assets is based on whether it is more likely than not that the Company will generate sufficient future taxable income to realize the deferred tax assets. A valuation allowance is established for deferred tax assets which the Company does not believe meet the "more likely than not" criteria. The Company's judgments regarding future taxable income may change over time due to changes in market conditions, changes in tax laws, tax planning strategies or other factors. If the Company's assumptions and consequently its estimates change in the future, the valuation allowance may be increased or decreased, resulting in a increase or decrease, which may be material, in the income tax (provision) benefit and the related impact on the Company's reported net income (loss).

        The Company adopted the provisions of FASB's guidance on Accounting for Uncertainty in Income Taxes on January 1, 2007. This guidance clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement process for the accounting of a tax position taken or expected to be taken in a tax return. The guidance contains a

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount, which is more than likely of being realized upon and effectively settled. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately forecast actual outcomes. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax provision (benefit) in the accompanying consolidated statements of operations.

  Recent Accounting Pronouncements

        In 2011, the FASB issued new accounting guidance that amends some fair value measurement principles and disclosure requirements. The new guidance states that the concepts of highest and best use and valuation premise are only relevant when measuring the fair value of nonfinancial assets and prohibits the grouping of financial instruments for purposes of determining their fair values when the unit of account is specified in other guidance. The Company will adopt this accounting standard upon its effective date for periods beginning on or after December 15, 2011, and does not anticipate that this adoption will have a significant impact on the Company's financial position or results of operations.

        In 2011, the FASB issued new disclosure guidance related to the presentation of the Statement of Comprehensive Income. This guidance eliminates the current option to report other comprehensive income and its components in the consolidated statement of stockholders' equity. The requirement to present reclassification adjustments out of accumulated other comprehensive income on the face of the consolidated statement of income has been deferred. The Company will adopt this accounting standard upon its effective date for periods beginning on or after December 15, 2011, and this adoption will not have any impact on the Company's financial position or results of operations but may impact financial statement presentation to the extent that it has other comprehensive income components.

Note 3. Supplemental Financial Statement Information

  Accounts Receivable

        Accounts receivable, net consisted of the following at December 31 (in thousands):

	2010	2011
Receivables from credit card merchant processors	$674	$1,376
Receivables from three-pay customers, net of allowance	886	1,375
Receivables from third-party business partners	546	843
Other	57	58

Total accounts receivable, net	$2,163	$3,652

        The sales allowance activity for the three-pay plan receivables was as follows (in thousands):

	Balance at beginning of period	Reduction of revenues	Write offs, net of recoveries	Balance at end of period
December 31, 2009	$—	$—	$—	$—
December 31, 2010	—	53	—	53
December 31, 2011	53	1,180	(1,019)	214

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

  Accrued Expenses and Other Liabilities

        Accrued expenses and other current liabilities consisted of the following at December 31 (in thousands):

	2010	2011
Accrued payroll and related expenses	$2,078	$5,164
Accrued legal settlements	—	5,359
Accrued advertising	3,084	2,536
Accrued sales, use and business taxes	1,169	2,188
Sales and credit reserves	510	801
Accrued vendors	2,483	2,760
State income taxes payable	279	116
Other	334	510

Total accrued expenses and other current liabilities	$9,937	$19,434

        At December 31, 2010, the accrued legal settlement of $5.4 million was included in other long-term liabilities in the accompanying consolidated balance sheet (see Note 6).

        The sales and credit reserves activity was as follows (in thousands):

	Balance at beginning of period	Decrease in revenues	Balance at end of period
December 31, 2009	$257	$27	$284
December 31, 2010	284	226	510
December 31, 2011	510	291	801

Note 4. Property and Equipment

        Property and equipment, net consisted of the following at December 31 (in thousands):

	2010	2011
Purchased and internally developed software	$7,342	$9,354
Furniture and office equipment	1,173	1,275
Computer hardware	6,387	9,057
Leasehold improvements	4,271	4,494
Software development in progress	162	914

	19,335	25,094
Less: accumulated depreciation and amortization	(8,718)	(12,883)

Property and equipment, net	$10,617	$12,211

        At December 31, 2010 and 2011, accumulated amortization in connection with internally developed and purchased software costs was $4.0 million and $6.1 million, respectively. For the years ended December 31, 2009, 2010 and 2011, the Company recorded amortization expense of $1.2 million, $2.0 million, and $2.1 million respectively, in connection with these costs.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

        Total depreciation and amortization expense recorded for the years ended December 31, 2009, 2010 and 2011 was allocated as follows on the accompanying consolidated statements of operations (in thousands):

	2009	2010	2011
Cost of services	$2,297	$2,557	$2,999
Selling and marketing	54	130	214
Technology and development	255	320	584
General and administrative	331	502	765

Total depreciation and amortization expense	$2,937	$3,509	$4,562

Note 5. Line of Credit

        On October 31, 2008, the Company entered into a revolving line of credit facility with a financial institution and was eligible to borrow up to $5 million (the "Line of Credit"). The Line of Credit agreement set limitations on the Company's ability to pay dividends and to incur additional credit obligations or indebtedness. On October 29, 2010, the Line of Credit was amended to increase the term of the credit agreement by two years and also increased the Company's ability to borrow funds from the financial institution from $5 million to $10 million.

        The Line of Credit may be used to fund the general working capital requirements, if required, and any principal amounts drawn would be due up to 180 days from the date of borrowing. Borrowings under the Line of Credit are collateralized by substantially all assets of the Company. The Line of Credit expires on October 31, 2012.

        The Line of Credit bears interest at a LIBOR- or prime-based interest rate, which the Company can select at the time of borrowing, plus an applicable margin. The applicable margin is dependent on the Company's Leverage Ratio, calculated contractually using amounts outstanding, if any, divided by a trailing twelve-month earnings of the Company, excluding interest, taxes, depreciation and amortization. For LIBOR- or prime-based advances, if the Leverage Ratio is less than or equal to 2:1, the applicable margin would be 3.5% or 1%, and if the Leverage Ratio exceeds 2:1, the applicable margin would be 5% or 2.5%, respectively.

        Any LIBOR-based advances must be at least $500,000 and LIBOR rate cannot be less than 1% per annum, before the applicable margin. There are no minimum advance requirements under the prime-based borrowing and the interest rate, if elected, cannot be less than the sum of the LIBOR rate plus 2.5% per annum, before the applicable margin. At December 31, 2011, the 30-day, LIBOR-interest rate was 0.28% and the prime interest rate was 3.25%, subject to the minimums described above, as applicable.

        The Company is obligated to pay an unused line fee equal to 0.20% per annum of the average unused portion of the Line of Credit, payable in quarterly installments on the last day of each quarter. Each quarterly installment is calculated based on the average unused portion of the Line of Credit during such fiscal quarter.

        All direct financing costs incurred related to the Line of Credit have been deferred and are being amortized over the term of the Line of Credit using the interest method and such amounts are not material for any period presented.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

        The Line of Credit requires immediate repayment of amounts outstanding upon an event of default, as defined in the agreement, which includes events such as a payment default, a covenant default or the occurrence of a material adverse change, as defined in the agreement. At December 31, 2010 and 2011, the Company had no amounts outstanding or any letters of credit backed by the Line of Credit.

Note 6. Commitments and Contingencies

  Operating and Capital Leases

        The Company conducts its operations from leased facilities in various locations. At December 31, 2011, the Company had various non-cancellable operating and capital leases for office space and computer equipment, respectively which expire between August 2013 through January 2021.

        Future minimum payments under operating and capital leases are as follows (in thousands):

	Operating Leases	Capital Leases
Years ending December 31,
2012	$2,572	$205
2013	2,298	—
2014	1,878	—
2015	1,932	—
2016	1,828	—
Thereafter	6,748	—

Total minimum lease payments	$17,256	$205

Less amounts representing interest		(3)

Present value of net minimum lease payments		$202

        The Company recorded rent expense of $1.6 million, $2.6 million, and $2.0 million for the years ended December 31, 2009, 2010 and 2011, respectively.

  Advertising, Media and Other Commitments

        The Company uses a variety of mediums to advertise its services, including search engine marketing, television and radio. At December 31, 2011, the Company had non-cancellable minimum advertising and media commitments for future advertising spots of $18.1 million, substantially all of which will be paid during 2012. The Company also has a non-cancelable license agreement with a technology vendor which requires the Company to pay $1.5 million over a three-year period for utilization of the vendor's web-based application.

  Legal Proceedings

        The Company was named a defendant in two purported class action lawsuits filed in California state court on September 15, 2009 and May 27, 2010, alleging primarily that the Company failed to comply with the California Legal Document Assistant Act, engaged in unfair business practices and made misrepresentations in the Company's business operations (collectively, "Matter A"). Between them, the complaints sought to have all contracts between the Company and its customers in the prior four years declared void and demanded a return of all the revenues generated from these customers plus punitive damages, penalties and injunctive relief.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

        The Company denied and continues to deny all of the allegations and claims asserted in the lawsuits, including, but not limited to, any allegation that the plaintiffs have suffered any harm or damages. In June 2011, the Company, without admitting liability, and to avoid additional legal costs to defend these matters, agreed to a settlement agreement of the May 27, 2010 action to resolve the claims in both of these cases. ("Matter A Settlement") A fairness hearing was held on this matter on April 5, 2012, and the court issued an order granting final approval of the Matter A settlement on April 18, 2012. The plaintiff from the September 15, 2009 action has filed a notice of appeal of the court's denial of his motion to intervene. An additional plaintiff has filed a notice of appeal of the court's order and judgment.

        The Matter A Settlement includes a settlement class of all customers residing in the United States who purchased certain services from the Company from September 15, 2005 through June 16, 2011 ("Matter A class members"). The key terms of the settlement obligate the Company to pay plaintiff attorney fees and expenses not to exceed $2.2 million; in the states where the Company sells legal plans, for the Company to provide the class members who file a valid and timely claim, a sixty-day free subscription service to those legal plans (an "in-kind services award"); in the states where the Company does not sell legal plans, to pay the class members a cash award of up to $75 per claimant, the aggregate for this category not to exceed $150,000; in lieu of the in-kind services award, for class members who requested but did not receive a refund for the purchase price of the legal document prepared through the Company, and have not already successfully used the document for its intended purpose, the Company will provide a cash award of up to $100 per claimant, the aggregate for this category not to exceed $250,000. Third-party administrative costs of the settlement have been estimated to be approximately $250,000.

        The Company has accrued the estimated settlement of $2.9 million in the December 31, 2010 financial statements that had not been issued as of the date of the settlement agreement. The $2.9 million accrual, recorded in non-current liabilities as of December 31, 2010 because the payment of the amount was not expected to occur within twelve months of that date, is comprised of plaintiff legal fees and expenses of $2.2 million, the maximum $150,000 to class members who reside in states where the Company does not sell legal plans, an estimated liability of $250,000 for in-kind services awards, and $250,000 for administration costs.

        The $2.9 million legal settlement accrual was also recorded as a reduction of revenues of $0.2 million and a charge to general and administrative expenses of $2.7 million in the accompanying consolidated statements of operations for the year ended December 31, 2010. The reduction of revenues represents estimated refunds to claimants of previously recorded sales amounts.

        The Company expenses legal fees and costs for defending legal proceedings as incurred.

        On December 17, 2009, a statewide class action lawsuit was filed against the Company in Missouri state court, alleging that we were engaged in the unauthorized practice of law and violated the Missouri Merchandising Practices Act ("Matter B"). The complaint was later amended on January 15, 2010 to add additional plaintiffs. The complaint sought damages of five years of fees charged to Missouri customers with the fees from the two years immediately preceding the complaint trebled and an injunction to enjoin the Company from continued operation in Missouri. The Company subsequently removed the case to federal court in Missouri.

        The Company has denied and continues to deny all of the allegations and claims asserted in the lawsuit, including, but not limited to, any allegation that the plaintiffs have suffered any harm or damages. The Company does not admit liability, but agreed to settle the cases to avoid the ongoing cost, expense and time required to defend Matter B. In August 2011, the parties reached agreement on the material terms of a settlement ("Matter B Settlement"). The court held a fairness hearing on April 13, 2012 and issued a final approval order and dismissal with prejudice on April 30, 2012.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

        The Matter B Settlement includes a settlement class of all customers residing in the State of Missouri who purchased services from the Company from December 18, 2004 through May 20, 2011 ("Matter B class members"). The key terms of the settlement obligate the Company to pay a maximum of $1.9 million to the plaintiffs' attorneys for their fees and expenses plus amounts to be paid to Matter B class members in cash, on a claims-made basis, to be administered by a Claims Administrator. Third-party administrative costs of the settlement have been estimated by the Company to be approximately $75,000.

        The Company has accrued the estimated settlement of $2.5 million in the December 31, 2010 financial statements that had not been issued as of the date of the settlement agreement. The $2.5 million accrual, recorded in non-current liabilities as of December 31, 2010 because the payment of the amount was not expected to occur within twelve months of that date, is comprised of the capped plaintiffs' attorneys' fees and expenses of $1.9 million plus an estimated $0.6 million payment to the Matter B class members.

        The $2.5 million legal settlement accrual was also recorded as a reduction of revenues of $0.6 million and a charge to general and administrative expenses of $1.9 million in the accompanying consolidated statements of operations for the year ended December 31, 2010. The reduction of revenues represents estimated cash refunds to Matter B claimants of previously recorded sales amounts.

        The maximum possible aggregate loss for Matters A and B is approximately $16 million. The Company has reasonably estimated the collective range of aggregate probable losses for Matters A and B to be between approximately $5.4 million and $7 million and has accrued the low end of the range as no other amount within this range is a better estimate than any other amount. The ultimate resolution of these Matters could result in an estimated loss of up to $1.6 million in excess of the amounts accrued based on the range of reasonably estimated probable losses. The range of loss has been estimated based on an analysis of numerous factors, including possible claim amounts within the class, whether the claim amounts are payable in-kind or in cash, the date when the services subject to the class were sold, comparable class action settlement and redemption rate statistics, and experience available from other companies for similar types of settlements, and the claims rates to date. The ultimate costs of these two pending settlements are dependent on a number of factors, including the resolution of any appeals of the approved settlements, and actual claims made by, and the resulting payments to, the class members. Any difference between the amount accrued and the ultimate cost of the settlements will be recognized as an additional or lower expense or revenue in the period in which the final settlement is approved and the claims made by the plaintiffs are finalized. If the actual payments for the settlements are higher than the amount estimated by the Company, this difference could have a material adverse effect on the Company's business, operating results, cash flows and financial condition.

        The Company has other pending matters described below.

        On June 10, 2011, a purported quo warranto action was filed against the Company in Alabama state court by the DeKalb County Bar Association. The complaint generally alleges that the Company engages in the unauthorized practice of law in Alabama and requests injunctive relief, not damages. The Company has denied and continues to deny all of the allegations and claims asserted in the lawsuit, including, but not limited to, any allegation that the plaintiffs have suffered any harm or damages. The Company believes it has meritorious defenses to the claims and intends to vigorously defend this lawsuit. The Company is unable to predict the ultimate outcome of this matter. At December 31, 2011, since no monetary damages are being sought by plaintiff, the Company does not reasonably believe that it has incurred any financial loss and therefore has not recorded any loss in the accompanying consolidated financial statements for this matter.

        On October 27, 2011, a purported statewide class action was filed against the Company in federal court in Ohio, alleging that the Company engages in the unauthorized practice of law and violates the Ohio

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Consumer Sales Practices Act through its transaction business. The complaint seeks disgorgement of revenue, among other remedies. The complaint does not state any dollar amounts being sought. The Company has denied and continues to deny all of the allegations and claims asserted in the lawsuit, including, but not limited to, any allegation that the plaintiffs have suffered any harm or damages. The Company believes it has meritorious defenses to the claims and intends to vigorously defend this lawsuit. The Company is unable to predict the ultimate outcome of this matter. At December 31, 2011, there is at least a reasonable possibility that a loss may have been incurred for this contingency, however, the Company has not recorded any loss or accrual in the accompanying consolidated financial statements for this matter as the amount of loss, if any, is not probable and estimable. The Company is unable to estimate the possible loss or a range of loss, if any, relating to this matter.

        On January 25, 2012, a purported class action complaint was filed against the Company in Arkansas state court, generally alleging that the Company engages in unauthorized practice of law constituting violation of the Arkansas deceptive trade practices act and unjust enrichment. The complaint seeks a refund of all monies paid the Company and punitive damages, among other remedies. The complaint does not state any dollar amounts being sought. The Company has denied and continues to deny all of the allegations and claims asserted in the lawsuit, including, but not limited to, any allegation that the plaintiffs have suffered any harm or damages. The Company believes it has meritorious defenses to the claims and intends to vigorously defend this lawsuit. The Company is unable to predict the ultimate outcome of this matter. At December 31, 2011, there is at least a reasonable possibility that a loss may have been incurred for this contingency, however, the Company has not recorded any loss or accrual in the accompanying consolidated financial statements for this matter as the amount of loss, if any, is not probable and estimable. The Company is unable to estimate the possible loss or a range of loss, if any, relating to this matter.

        On February 17, 2012, a complaint was filed against the Company in South Carolina state court, generally alleging that the Company engages in the unauthorized practice of law through its transaction model. The complaint requests declaratory relief, injunctive relief and disgorgement of revenues, among other measures. The complaint does not state any dollar amounts being sought. The Company has denied and continues to deny all of the allegations and claims asserted in the lawsuit, including, but not limited to, any allegation that the plaintiffs have suffered any harm or damages. The Company believes it has meritorious defenses to the claims and intends to vigorously defend this lawsuit. The Company is unable to predict the ultimate outcome of this matter. At December 31, 2011, there is at least a reasonable possibility that a loss may have been incurred for this contingency, however, the Company has not recorded any loss or accrual in the accompanying consolidated financial statements for this matter as the amount of loss, if any, is not probable and estimable. The Company is unable to estimate the possible loss or a range of loss, if any, relating to this matter.

        If the matters noted above are not resolved in the Company's favor, the losses arising from the results of litigation or settlements may have a material adverse effect on the Company's business, operating results, cash flows and financial condition.

        The Company filed a complaint on September 30, 2011 in Raleigh, North Carolina against the North Carolina State Bar. The suit brought by the Company requests a declaration that LegalZoom.com Inc.'s self-help services are lawful and requiring the registration of the Company's subscription legal plans. The Company cannot predict the outcome of this matter.

        The Company is involved in both active and inactive, state administrative inquiries relating to the unauthorized practice of law. Because these are inquiries and no claims have been alleged or asserted

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

against the Company, the Company cannot predict the outcome of these inquiries or whether these matters will even turn into litigation or any outcome of such litigation.

        From time to time, the Company may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. Other than described above, the Company is not currently a party to any material legal proceedings, nor is the Company aware of any pending or threatened litigation that would have a material adverse effect on the Company's business, operating results, cash flows or financial condition should such litigation be resolved unfavorably.

  Employment Contracts

        The Company has entered into employment contracts with certain employees and officers. All of the contracts are under the terms of at-will employment. However, under the provisions of the contracts, the Company may be required to incur severance obligations for matters relating to changes in control, as defined, and involuntary terminations. At December 31, 2011, total potential severance obligations in connection with the termination of employment contracts approximated $1.6 million. The Company has an obligation to pay one of its named officers a cash bonus of $100,000 and accelerate vesting by one year of his then-unvested stock options that would have otherwise vested monthly during that same 12-month period upon the completion of an initial public offering.

  Contingent Incentive

        In February 2010, the Company received an cash incentive payment of $0.5 million from the State of Texas in connection with the Company's opening of its office in Austin, Texas. The cash incentive, among other things, requires the Company to hire a contractually determined number of eligible employees who reside and work in the state beginning in 2010 and annually thorough 2017 ("incentive period"). This incentive contract is subject to annual compliance audits by the State of Texas. Shortfalls in the number of required new hires, if any, may result in the State penalizing the Company over the incentive period and such penalties over the incentive period cannot in the aggregate exceed the original $0.5 million payment made by the State. Although the Company does not expect to pay back this amount entirely based on its expected hiring in the State, it is also unable to estimate how much of the incentive the Company will retain, if any, since the Company can potentially end up paying back the entire incentive payment over the incentive period if it is unable to meet and maintain contractual hiring requirements. Accordingly, the Company has recorded $0.4 million of the incentive payment as a noncurrent liability and $0.1 million as a current liability in the accompanying consolidated balance sheets at December 31, 2011, the current amount representing the estimated expected amount to be paid back to the state in the next twelve months.

  Indemnifications

        Indemnification provisions in our third-party service provider agreements provide that the Company will indemnify, hold harmless, and reimburse the indemnified parties on a case-by-case basis for losses suffered or incurred by the indemnified parties in connection with any claim by any third party as a result of the Company's website, advertising, marketing, payment processing, collection or customer service activities. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is undeterminable. The Company has never paid a claim, nor has the Company been sued in connection with these indemnification provisions. At December 31, 2011, the Company has not accrued a liability for these guarantees, because the likelihood of incurring a payment obligation in connection with these guarantees is not probable.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 7. Redeemable Convertible Preferred Stock

        On February 9, 2007, the Company issued 7,628,000 shares of Series A redeemable convertible preferred stock at $5.98471 per share for total gross proceeds of $45.7 million less direct issuance costs of $2.7 million. The Company used the proceeds of this issuance to redeem previously issued securities.

        At December 31, 2010 and 2011, the Company is authorized to issue 66,180,000 and 7,628,000 shares of common stock and Series A, respectively. The Series A has the following rights and preferences:

  Dividends

        The holders of Series A are entitled to receive non-cumulative dividends when and if declared by the Board of Directors. There is no stated dividend rate on the Series A. The Company cannot declare any dividends on any shares of capital stock unless the holders of the Series A then outstanding first receive a dividend on each outstanding share of Series A in an amount at least equal to (i) in the case of a dividend on common stock or any class or series that is convertible into common stock, that dividend per share of Series A as would equal the product of (A) the dividend payable on each share of such class or series determined as if all such shares of such class or series had been converted into common stock and (B) the number of shares of common stock issuable upon conversion of a share of Series A or (ii) in the case of a dividend on any class or series that is not convertible into common stock, at a rate per share of Series A determined by dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock and multiplying such fraction by an amount equal to $5.98471 per share. For the years ended December 31, 2009, 2010 and 2011, no dividends have been declared.

  Conversion

        Each share of the Series A is convertible any time, at the option of the holder, into three shares of common stock. All shares of Series A will automatically convert upon the earlier of (i) immediately prior to the closing of the sale of shares of common stock to the public at a price of at least $6.00 per share, in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 with at least $50 million of gross proceeds to the Company and with respect to which the common stock is listed for trading on either the New York Stock Exchange or the NASDAQ National Market or (ii) a date specified by the vote of the holders of at least a majority of the then outstanding shares of Series A.

  Redemption

        The holders of the Series A are entitled to request that the Company redeem their shares on or after February 9, 2014, which is the date of earliest possible redemption. If the Series A shareholders request redemption, the Company can deny such request. However, in such event, the Series A have certain rights to take control of the Company's Board of Directors and approve such redemption. The redemption amount at February 9, 2014 is an amount per share in cash equal to (i) $5.98471, plus (ii) $0.4788, per annum, accruing on a daily basis, or a total of $71.2 million.

  Liquidation

        In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, including a merger or consolidation, as defined, the holders of shares of Series A then outstanding are entitled to be paid out of the assets available for distribution to its shareholders before any payment will be made to the holders of common stock or any other class or series of stock ranking on liquidation junior to

LEGALZOOM.COM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

the Series A by reason of their ownership thereof, an amount per share of Series A equal to the Series A original issue price of $5.98471 multiplied by 1.25 (the "Base Liquidation Amount"), plus any dividends declared but unpaid thereon. If upon liquidation, dissolution, or winding up of the Company, the assets available for distribution to its shareholders are insufficient to pay the holders of shares of Series A the full aforesaid preferential amount to which they are entitled, the holders of shares of Series A will share ratably in any distribution of the remaining assets available for distribution in proportion to the respective amounts, which would otherwise be payable in respect of the shares of Series A held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

        After the payment of all preferential amounts required to be paid to the holders of Series A, the remaining assets available for distribution to the Company's shareholders will be distributed among the holders of the shares of Series A and common stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to common stock immediately prior to such dissolution, liquidation or winding up of the Company; provided, however, that if and to the extent that the aggregate per share amount to be distributed to the holders of Series A would exceed the Series A original issue price of $5.98471 multiplied by two, the Base Liquidation Amount will be reduced on a dollar-for-dollar basis by an amount equal to such excess amount; provided that in no event will the Base Liquidation Amount be reduced below zero.

  Voting

        Each holder of outstanding shares of Series A is entitled to cast the number of votes equal to the number of whole shares of common stock into, which the shares of Series A held by such holder are convertible as of the record date for determining shareholders entitled to vote on such matter. Holders of Series A will vote together with the holders of common stock as a single class.

        As long as there are 2,542,667 shares of Series A outstanding, the Company will not: Amend, alter or repeal any provision of the Restated Certificate of Incorporation or the Company's By-laws in a manner that adversely affects that rights, preferences, privileges and other restrictions of the Series A; increase or decrease the number of authorized shares of Series A; authorize or enter into any transaction or series of related transactions (i) for the sale, exclusive license or other disposition of a substantial portion of the assets of the Company, (ii) for the acquisition of any equity interests or all or substantially all of the assets of another entity, including by merger, in each case, where the fair market value of the consideration paid or issued by the Company in connection with the transaction exceeds $5,000,000, (iii) for the merger, consolidation or other reorganization with or into another entity, (iv) for the voluntary dissolution or liquidation of the Company, or (iv) otherwise constituting a change of control, as defined; authorize, designate, issue or reclassify any equity security senior to or on parity with the Series A, with regard to redemption, liquidation preference, voting rights or dividends; Increase the size of the Board of Directors; pay or declare dividends on, make distributions with respect to, or repurchase any shares of capital stock of the Company; incur any aggregate indebtedness for borrowed money in excess of $5,000,000; increase the number of shares available for grant under the Company's 2000 Stock Option Plan or 2007 Stock Option Plan or authorize or establish any new plan or arrangement providing for the grant or issuance of shares of common stock, options or convertible securities to directors, employees or consultants of the Company; or Issue, or commit to issue, any additional shares of Series A.

  Board of Directors

        The holders of the Series A, exclusively and as a separate class, are entitled to elect two directors of the Company. The holders of the Series A and common stock, exclusively and as a separate class, are entitled to elect all remaining directors.

LEGALZOOM.COM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

  Reserve for Unissued Shares of Common Stock

        The Company is required to reserve and keep available out of its authorized but unissued shares of common stock such number of shares sufficient to effect the conversion of all outstanding shares of preferred stock plus shares granted and available for grant under the Company's stock option plan.

        The amount of such shares of common stock reserved for these purposes at December 31, 2010 and 2011 is as follows (in thousands):

	2010	2011
Common stock issued	31,417	31,780
Conversion of preferred stock—Series A	22,884	22,884
Outstanding stock options, including restricted stock units	7,129	7,402
Additional shares available for grant under the Company's 2010 Stock Option plan	174	924

Total	61,604	62,990

Note 8. Stock-based Compensation

        The Company has issued stock options under its 2000 Stock Option Plan ("2000 Plan") and the 2007 Stock option Plan ("2007 Plan"), which was renamed as the 2010 Stock Option Plan (hereafter, the 2007 Plan is now referred as the 2010 Plan, and together with the 2000 Plan, the "Plans"). Since February 2007, the Company currently grants its stock options under the 2010 Plan exclusively. Under the 2000 Plan, employees, consultants, and directors have been granted options to purchase an aggregate of 7,163,700 shares of the Company's common stock, less any shares forfeited under the 2000 Plan. Under the 2010 Plan, employees, consultants, and directors may be granted options to purchase up to an aggregate of 10,042,039 shares of the Company's common stock. At December 31, 2011 there were approximately 924,000 options for common stock available for grant under the 2010 Plan. Under the terms of the Plans, both incentive and non-qualified stock options have been and may be granted with exercise prices not less than the fair value of the underlying common stock on the date of grant. Options granted pursuant to these plans vest over periods of up to four years and expire ten years from the grant date. If a 2000 Plan option expires, such as upon termination of employment, becomes unexercisable without having been exercised in full, or is surrendered pursuant to an option exchange program, the unpurchased shares will become available for future grant or sale under the 2000 Plan or the 2010 Plan. If a 2010 Plan option expires, such as after employment termination, becomes unexercisable without having been exercised in full, or is surrendered pursuant to an option exchange program, the unpurchased shares will become available for future grant or sale under the 2010 Plan. If the employee does not exercise vested 2000 Plan options within 30 days of termination, these options will expire and are not able to be issued as new grants under the 2000 Plan. If the employee does not exercise vested 2010 Plan options within 30 days of termination, these options will expire and revert back to the 2010 Plan's option pool. The Company's policy is to issue new common shares upon the exercise of stock options.

        The exercise prices of all options granted under the Plans were based on the estimated fair market value of the Company's common stock as determined by the Board of Directors at the date of grant. For

LEGALZOOM.COM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

the years ended December 31, 2009, 2010 and 2011, the Company recorded stock-based compensation cost in the following categories on the accompanying consolidated statements of operations (in thousands):

	2009	2010	2011
Cost of services	$200	$178	$155
Sales and marketing	124	46	56
Technology and development	114	155	133
General and administrative	699	929	600

Total	1,137	1,308	944
Amount capitalized to internal use software	20	12	6

Total stock-based compensation cost	$1,157	$1,320	$950

        Activity under the Plans was as follows for the year ended December 31, 2011 (in thousands, except weighted average exercise price and remaining contract life):

	Number of Options	Weighted Average Exercise Price	Weighted- Average Remaining Contract Life (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2010	7,054	$1.18	7.5	$11,469
Granted	882	5.47
Exercised	(363)	0.92
Cancelled/forfeited	(246)	1.16

Outstanding at December 31, 2011	7,327	$1.70	6.9	$29,566

Vested and expected to vest at December 31, 2011	7,172	$1.72	6.9	$28,830

Exercisable at December 31, 2011	4,123	$1.14	5.7	$18,948

        The aggregate intrinsic values in the table above represents the difference, if any, between the estimated fair value per share of the Company's common stock and the option exercise prices, multiplied by the number of options at the respective balance sheet dates. The total intrinsic value of stock options exercised for the years ended December 31, 2009, 2010 and 2011, was $0.7 million, $1.3 million and $1.1 million, respectively. At December 31, 2011, total remaining stock-based compensation expense for unvested awards is $3.2 million, which is expected to be recognized over a weighted-average period of 3.2 years.

        The weighted-average grant-date fair value per share of options granted for the years ended December 31, 2009, 2010 and 2011 were $0.51, $0.83 and $2.28, respectively. The weighted-average fair value per share of options vested for the years ended December 31, 2009, 2010, and 2011 were $0.66, $0.69 and $0.68, respectively, for a total fair value of $1.1 million for each of 2009 and 2010, and $0.8 million for 2011.

        There was no tax benefit realized for the tax deductions from stock options exercised during the years ended December 31, 2009 and 2010. The Company realized $0.3 million of excess windfall tax benefits from stock option exercises during the year ended December 31, 2011.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

        The following tables summarizes the Company's options granted in 2011:

Date	Number of Shares (in thousands)	Exercise Price and Fair Value Per Share of Common Stock
September 29, 2011	805	$5.47
December 20, 2011	77	$5.48

  Restricted Stock Units

        On April 20, 2010, the Company issued 75,000 restricted stock units to an executive employee with a grant date fair value of $1.40 per share. These restricted stock units vest on the earlier to occur of (i) the fifth anniversary from the issuance date, or (ii) the completion of a successful strategic event, which includes a financing event, a qualified initial public offering or an acquisition. For the years ended December 31, 2010 and 2011, compensation expense related to the restricted stock was insignificant.

Note 9. Income Taxes

        The details of the income tax (provision) benefit by jurisdiction for the years ended December 31, 2009, 2010 and 2011 are as follows (in thousands):

	2009	2010	2011
Current
Federal	$(61)	$65	$(313)
State	(250)	(347)	(617)

Total current	(311)	(282)	(930)
Deferred
Federal	—	—	4,818
State	—	—	2,110

Total deferred	—	—	6,928

Total income tax (provision) benefit	$(311)	$(282)	$5,998

        Income tax (provision) benefit for the years ended December 31, 2009, 2010 and 2011 differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income (loss) as a result of the following (in thousands):

	2009	2010	2011
Income tax (provision) benefit at statutory rate	$112	$1,272	$(2,082)
State income taxes	259	(550)	(372)
Research and development credits	743	247	247
Change in valuation allowance	(753)	6	8,604
Stock-based compensation expense	(113)	(911)	(21)
Unrecognized tax benefits	(674)	(175)	(176)
Other	115	(171)	(202)

Total income tax (provision) benefit	$(311)	$(282)	$5,998

LEGALZOOM.COM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

        The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and liabilities consisted of the following at December 31, 2010 and 2011 (in thousands):

	2010	2011
Deferred tax assets:
Deferred revenue	$4,395	$2,695
Accrued expenses	2,419	3,463
Accrued legal settlement	2,031	2,029
Stock-based compensation	515	805
Net operating loss carryforwards	1,803	705
Tax credit carryforwards	1,846	2,081
Capital loss carryforwards	411	411

	13,420	12,189
Valuation allowance	(9,015)	(411)

Net deferred tax assets	4,405	11,778
Deferred tax liabilities:
Depreciation and amortization	(3,451)	(3,878)
State taxes	(954)	(972)

Net deferred tax liabilities	(4,405)	(4,850)

Net deferred tax assets and liabilities	$—	$6,928

        Deferred tax assets are recorded on the consolidated balance sheets at December 31, 2010 and 2011 as follows (in thousands):

	2010	2011
Deferred tax assets—current	$3,174	$6,735
Valuation allowance—current	(3,174)	(237)

Net deferred tax assets—current	—	6,498

Deferred tax assets—noncurrent	5,841	604
Valuation allowance—noncurrent	(5,841)	(174)

Net deferred tax assets—noncurrent	$—	$430

  Valuation Allowance

        The Company recorded a full valuation allowance against its net deferred tax assets at December 31, 2010. In determining the need for a valuation allowance, management reviewed all available evidence pursuant to the requirements of ASC 740. The determination of recording or releasing tax valuation allowances is made, in part, pursuant to an assessment performed by management regarding the likelihood that the Company will generate sufficient future taxable income against which benefits of the deferred tax assets may or may not be realized. This assessment requires management to exercise significant judgment and make estimates with respect to the Company's ability to generate revenue, operating income and taxable income in future periods. Amongst other factors, management must make assumptions regarding overall current and projected business and legal document and ancillary services' industry conditions, operating efficiencies, the Company's ability to timely and effectively adapt to technological change, fully and successfully resolve outstanding legal matters, and the competitive environment which may impact the

LEGALZOOM.COM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Company's ability to generate taxable income and, in turn, realize the value of the deferred tax assets. Significant cumulative operating losses in 2010 and prior years and economic uncertainties in the market made the Company's ability to project future taxable income uncertain and volatile at December 31, 2010. Based upon management's assessment of all available evidence, including the Company's history of recent and cumulative losses, the Company concluded as of December 31, 2010, that it was not more likely than not that its net deferred tax assets would be realized.

        In 2011, the Company became profitable due to the significant increase in its revenues and a continuous increase in demand for its services and was able to utilize a substantial amount of its federal net operating loss carryforwards. Based upon the current trend of operating results and Company forecasts, the Company believes it is more likely than not that it will realize the benefits of the deferred tax assets. The majority of the Company's 2011 income from operations was earned in the second half of the year resulting in the Company's achievement of three-year cumulative income before income taxes by the fourth quarter of 2011. Accordingly, during the fourth quarter of 2011, the Company released its valuation allowance against deferred tax assets based on the weight of positive evidence that existed at December 31, 2011, except for the allowance of $0.4 million relating to the deferred tax asset for a capital loss carryforward which is expected to expire unused in 2012.

        The activity in the valuation allowance for the years ended December 31, 2009, 2010 and 2011 was as follows (in thousands):

	Balance at beginning of period	Increase / (decrease)	Balance at end of period
December 31, 2009	$8,268	$753	$9,021
December 31, 2010	9,021	(6)	9,015
December 31, 2011	9,015	(8,604)	411

  Other Income Tax Disclosures

        At December 31, 2011, the Company had federal and state net operating loss carryforwards of approximately $1.1 million and $8.9 million, respectively. The federal and state net operating loss carryforwards will begin to expire in the years ending December 31, 2028 and 2017, respectively. At December 31, 2011, the Company also had federal and state tax credit carryforwards of $1.6 million and $1.4 million, respectively. The federal tax credit carryforwards will expire beginning in the year ending December 31, 2021 and the state tax credits carry forward indefinitely. The Company has a capital loss carryforward of $1 million at December 31, 2011 which will expire in 2012. Utilization of the net operating loss carryforwards may be subject to an annual limitation based on changes in ownership, as defined by Section 382 of the Internal Revenue Code of 1986.

        During 2011, the Company realized excess windfall tax benefits of $0.3 million from stock option exercises. These benefits reduced income taxes payable and were recorded as an increase to additional paid-in capital in the accompanying consolidated balance sheets as of December 31, 2011. In accordance with the reporting requirements under ASC 718, the Company did not include $0.5 million excess windfall tax benefits resulting from stock option exercises as components of the Company's gross deferred tax assets and corresponding valuation allowance disclosures, as tax attributes related to those windfall tax benefits should not be recognized until they result in a reduction of taxes payable. The tax effected amount of gross unrealized net operating loss carryforwards excluded under ASC 718 was $0.5 million at December 31, 2011. When realized, those excess windfall tax benefits are credited to additional paid-in capital.

LEGALZOOM.COM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

        As of December 31, 2010 and 2011, the Company had approximately $1.0 million and $1.2 million of unrecognized tax benefits, respectively, which if recognized, would affect the effective income tax rate.

        The following table summarizes the changes in unrecognized tax benefits (in thousands):

Gross Unrealized Tax Benefits
Balance at December 31, 2008	$616
Additions for tax positions related to the current year	196

Balance at December 31, 2009	812
Additions for tax positions related to the current year	201

Balance at December 31, 2010	1,013
Additions for tax positions related to the current year	201

Balance at December 31, 2011	$1,214

        During all years presented we recognized interest and penalties related to unrecognized tax benefits within the provision for income taxes on the consolidated statements of operations. The amount of interest and penalties accrued as of December 31, 2010 and 2011 are insignificant. The balance of the unrecognized tax benefits reduce tax attributes that have not yet been utilized on the Company's tax return.

        The Company files income tax returns in the U.S. federal jurisdiction, state of California and other state jurisdictions.

        The years ended December 31, 2009 through 2010 remain open to examination by the Internal Revenue Service while the tax years ended December 31, 2007 through 2010 remain open to examination by the California Franchise Tax Board. The Company was under audit during 2010 by the Internal Revenue Service for the 2008 tax year, and the audit was closed during 2011 with a no change letter issued to the Company by the Internal Revenue Service. The Company was under audit by the California Franchise Tax Board in fiscal 2009, which was withdrawn during the year ended December 31, 2010. All net operating loss carryforwards generated from 2005 and income tax credit carryforwards generated to date are subject to adjustment for federal and state purposes. The Company does not anticipate that the unrecognized tax benefits will significantly decrease within the next twelve months.

Note 10. Related Party Transactions

        A consultant who is a stockholder of the Company (the "Consultant"), provides legal and public relation consultancy services to the Company. The Company expensed consultancy fees of $188,000, $250,000 and $125,000 for the years ended December 31, 2009, 2010 and 2011, respectively, to the Consultant. In 2010, the Consultant provided services of $62,000 in settlement of a promissory note due from the Consultant which is included in the 2010 expense.

        During the years ended December 31, 2010 and 2011, the Company paid $315,000 and $195,000, respectively, in legal fees to a law firm in which one of the Company's co-founder and stockholder is also a partner. Such fees paid to this law firm for 2009 were insignificant.

        The Company utilizes a credit card to make purchases for ordinary operating requirements and the underlying obligations incurred by the Company for these charges are guaranteed by the personal assets of one of the Company's co-founders. The Company also receives certain benefits from incurring these

LEGALZOOM.COM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

expenditures on this card including airline miles and cash reward points offered by the credit card's financial institution.

Note 11. 401(k) Savings Plan

        The Company has a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the plan are made at the discretion of the Board of Directors. The Company made contributions of $464,000, $613,000 and $744,000 to the 401(k) plan during the years ended December 31, 2009, 2010 and 2011, respectively.

Note 12. Subsequent Events

        In January 2012, the Company granted 84,500 stock options at an exercise price of $5.74 per share, which was also equal to the fair market value of the Company's common stock on the date of the grant.

        In March 2012, the Company granted 420,000 stock options at an exercise price of $7.06 per share, which was also equal to the fair market value of the Company's common stock on the date of grant.

        The Company has evaluated subsequent events through April 5, 2012, the date the consolidated financial statements were issued. The Company has not identified any other significant subsequent events requiring recognition or disclosure in the consolidated financial statements.

SMALL BUSINESS SERVICES

LLC Formation

Incorporation

Trademark

DBA/Fictitious Business Name

Copyright

Non-Profit Corporation

Provisional Application for Patent

CONSUMER SERVICES

Last Will and Testament

Power of Attorney

Living Will

Living Trust

Uncontested Divorce

Name Change

SUBSCRIPTION SERVICES

Business Legal Plan

Personal Legal Plan

Registered Agent Services

"Taking your product and making it a reality is really what's it about."
Billy Smith
Founder Sukräfte
Trademark, LLC Customer

"Chloe is 9 months old. We would do anything for her."
The Bryants
Last Will Customers

"I never thought I could make money doing what I love."
Janet Long
Owner Elaine's Toffee
Incorporation Customer

"Protecting our loved ones was easy with LegalZoom®."
The Vargos
Last Will Customers

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fee and the FINRA filing fee. All the expenses below will be paid by the Registrant.

Item	Amount
SEC registration fee		$13,752
FINRA filing fee		12,500
Initial NYSE listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees and expenses		*
Blue Sky fees and expenses		*
Miscellaneous fees and expenses		*

Total	$	*

*
To be completed by amendment.

Item 14.   Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

        Our amended and restated certificate of incorporation to be in effect upon the completion of this offering provides for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws to be in effect upon the completion of this offering provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law.

        In addition, we have entered into indemnification agreements with our directors and officers containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

        The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15.    Recent Sales of Unregistered Securities

        Since March 31, 2009, we have made the following sales of unregistered securities (after giving effect to a 3-for-1 stock split effected in July 2011):

Plan-related Issuances

1.
From March 31, 2009 through March 31, 2012, we issued to our directors, officers, employees, consultants and other service providers an aggregate of 999,491 shares of our common stock at per share purchase prices ranging from $0.017 to $1.193 pursuant to exercises of options under our 2000 Stock Option Plan.

2.
From March 31, 2009 through March 31, 2012, we granted to our directors, officers, employees, consultants and other service providers options to purchase 4,483,300 shares of our common stock with per share exercise prices ranging from $0.763 to $7.06 under our 2010 Stock Incentive Plan.

3.
From March 31, 2009 through March 31, 2012, we issued to our directors, officers, employees, consultants and other service providers an aggregate of 2,891,620 shares of our common stock at per share prices ranging from $0.763 to $1.497 pursuant to exercises of options under our 2010 Stock Incentive Plan.

4.
From March 31, 2009 through March 31, 2012, we granted an officer 75,000 restricted stock units to be settled into shares of our common stock under our 2010 Stock Incentive Plan.

        Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant. The sales of these securities were made without any general solicitation or advertising.

Item 16.    Exhibits and Financial Statements

  (a)
  Exhibits

Exhibit Number		Description of Exhibit
1.1	*	Form of Underwriting Agreement.
3.1		Restated Certificate of Incorporation of LegalZoom.com, Inc., as currently in effect.
3.2		Form of Amended and Restated Certificate of Incorporation of LegalZoom.com, Inc. to be in effect upon completion of the offering.
3.3		Bylaws of LegalZoom.com, Inc., as currently in effect.
3.4		Form of Amended and Restated Bylaws of LegalZoom.com, Inc., to be in effect upon completion of the offering.
4.1	*	Form of LegalZoom.com, Inc.'s Common Stock Certificate.
4.2		Investors' Rights Agreement.
5.1	*	Opinion of Sheppard, Mullin, Richter & Hampton LLP.
10.1	+	2000 Stock Option Plan, as amended, and forms of award agreements.
10.2	+	2010 Stock Incentive Plan, as amended, and forms of award agreements.
10.3	+	2012 Equity Incentive Plan and forms of award agreements.
10.4	+	Form of Indemnification Agreement by and between LegalZoom.com, Inc. and each of its directors and executive officers.
10.5	+	Employment Agreement, by and between LegalZoom.com, Inc. and Chas Rampenthal.
10.6	+	2012 Management Incentive Plan.
10.7	+	Board Member Offer Letter, by and between LegalZoom.com and Nehemia Zucker.
10.8	+	Employment Agreement, by and between LegalZoom.com, Inc. and Edward Hartman.
10.9	+	Employment Agreement, by and between LegalZoom.com, Inc. and Fred Krupica.
10.10	+	Employment Agreement, by and between LegalZoom.com, Inc. and Frank Monestere.
10.11	+	Employment Agreement, by and between LegalZoom.com, Inc. and John Suh.
10.12	+	Employment Agreement, by and between LegalZoom.com, Inc. and Sheila Tan.
10.13	+	Board Member Offer Letter, by and between LegalZoom.com, Inc. and Susan Decker.
10.14		Loan and Security Agreement, dated October 31, 2008, by and between LegalZoom.com, Inc. and Comerica Bank.
10.15		First Amendment to Loan and Security Agreement, dated February 24, 2009, between LegalZoom.com, Inc. and Comerica Bank.
10.16		Second Amendment to Loan and Security Agreement, dated March 6, 2009, between LegalZoom.com, Inc. and Comerica Bank.
10.17		Third Amendment to Loan and Security Agreement, dated July 7, 2009, between LegalZoom.com, Inc. and Comerica Bank.

Exhibit Number		Description of Exhibit
10.18		Fourth Amendment to Loan and Security Agreement, dated July 27, 2009, between LegalZoom.com, Inc. and Comerica Bank.
10.19		Fifth Amendment to Loan and Security Agreement, dated January 8, 2010, between LegalZoom.com, Inc. and Comerica Bank.
10.20		Sixth Amendment to Loan and Security Agreement, dated October 29, 2010, between LegalZoom.com, Inc. and Comerica Bank.
10.21		Seventh Amendment to Loan and Security Agreement, dated March 1, 2011, between LegalZoom.com, Inc. and Comerica Bank.
10.22		Eighth Amendment to Loan and Security Agreement, dated May 17, 2011, between LegalZoom.com, Inc. and Comerica Bank.
10.23		Ninth Amendment to Loan and Security Agreement, dated July 20, 2011, between LegalZoom.com, Inc. and Comerica Bank.
10.24		Tenth Amendment to Loan and Security Agreement, dated December 9, 2011, between LegalZoom.com, Inc. and Comerica Bank.
10.25		California Office Lease—Glendale Galleria II, dated October 18, 2010, by and between Glendale II Mall Associates, LLC and LegalZoom.com, Inc.
10.26		Eleventh Amendment to Loan and Security Agreement, dated April 6, 2012, between LegalZoom.com, Inc. and Comerica Bank.
10.27	+	Employment Agreement, by and between LegalZoom.com, Inc. and Tracy Terrill.
21.1		List of subsidiaries.
23.1	*	Consent of Sheppard, Mullin, Richter & Hampton LLP (included in Exhibit 5.1).
23.2		Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm, dated May 10, 2012.
24.1		Power of Attorney dated April 5, 2012.
24.2		Power of Attorney of Nehemia Zucker dated May 6, 2012.
99.1		Confidental Draft #1.
99.2		Consent of L.E.K. Consulting LLC.
99.3		Consent of United Sample, Inc.

*
To be filed by amendment.

+
Indicates a management contract or compensatory plan.
  (b)
  Financial Statement Schedules

        Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17.    Undertakings

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted as to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus as filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

        The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, we have duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on May 10, 2012.

LegalZoom.com, Inc.
By:	/s/ JOHN SUH John Suh Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ JOHN SUH John Suh		Chief Executive Officer and Director (principal executive officer)	May 10, 2012
/s/ FRED KRUPICA Fred Krupica		Chief Financial Officer (principal financial officer and principal accounting officer)	May 10, 2012
* Brian Liu		Chairman	May 10, 2012
* Susan Decker		Director	May 10, 2012
* Alan Spoon		Director	May 10, 2012
* Jason Trevisan		Director	May 10, 2012
* Nehemia Zucker		Director	May 10, 2012
*By:	/s/ FRED KRUPICA Fred Krupica Attorney-in-fact

EXHIBIT INDEX

Exhibit Number		Description of Exhibit
1.1	*	Form of Underwriting Agreement.
3.1		Restated Certificate of Incorporation of LegalZoom.com, Inc., as currently in effect.
3.2		Form of Amended and Restated Certificate of Incorporation of LegalZoom.com, Inc. to be in effect upon completion of the offering.
3.3		Bylaws of LegalZoom.com, Inc., as currently in effect.
3.4		Form of Amended and Restated Bylaws of LegalZoom.com, Inc., to be in effect upon completion of the offering.
4.1	*	Form of LegalZoom.com, Inc.'s Common Stock Certificate.
4.2		Investors' Rights Agreement.
5.1	*	Opinion of Sheppard, Mullin, Richter & Hampton LLP.
10.1	+	2000 Stock Option Plan, as amended, and forms of award agreements.
10.2	+	2010 Stock Incentive Plan, as amended, and forms of award agreements.
10.3	+	2012 Equity Incentive Plan and forms of award agreements.
10.4	+	Form of Indemnification Agreement by and between LegalZoom.com, Inc. and each of its directors and executive officers.
10.5	+	Employment Agreement, by and between LegalZoom.com, Inc. and Chas Rampenthal.
10.6	+	2012 Management Incentive Plan.
10.7	+	Board Offer Letter, by and between LegalZoom.com, Inc. and Nehemia Zucker.
10.8	+	Employment Agreement, by and between LegalZoom.com, Inc. and Edward Hartman.
10.9	+	Employment Agreement, by and between LegalZoom.com, Inc. and Fred Krupica.
10.10	+	Employment Agreement, by and between LegalZoom.com, Inc. and Frank Monestere.
10.11	+	Employment Agreement, by and between LegalZoom.com, Inc. and John Suh.
10.12	+	Employment Agreement, by and between LegalZoom.com, Inc. and Sheila Tan.
10.13	+	Board Member Offer Letter, by and between LegalZoom.com, Inc. and Susan Decker.
10.14		Loan and Security Agreement, dated October 31, 2008, by and between LegalZoom.com, Inc. and Comerica Bank.
10.15		First Amendment to Loan and Security Agreement, dated February 24, 2009, between LegalZoom.com, Inc. and Comerica Bank.
10.16		Second Amendment to Loan and Security Agreement, dated March 6, 2009, between LegalZoom.com, Inc. and Comerica Bank.
10.17		Third Amendment to Loan and Security Agreement, dated July 7, 2009, between LegalZoom.com, Inc. and Comerica Bank.
10.18		Fourth Amendment to Loan and Security Agreement, dated July 27, 2009, between LegalZoom.com, Inc. and Comerica Bank.
10.19		Fifth Amendment to Loan and Security Agreement, dated January 8, 2010, between LegalZoom.com, Inc. and Comerica Bank.

Exhibit Number		Description of Exhibit
10.20		Sixth Amendment to Loan and Security Agreement, dated October 29, 2010, between LegalZoom.com, Inc. and Comerica Bank.
10.21		Seventh Amendment to Loan and Security Agreement, dated March 1, 2011, between LegalZoom.com, Inc. and Comerica Bank.
10.22		Eighth Amendment to Loan and Security Agreement, dated May 17, 2011, between LegalZoom.com, Inc. and Comerica Bank.
10.23		Ninth Amendment to Loan and Security Agreement, dated July 20, 2011, between LegalZoom.com, Inc. and Comerica Bank.
10.24		Tenth Amendment to Loan and Security Agreement, dated December 9, 2011, between LegalZoom.com, Inc. and Comerica Bank.
10.25		California Office Lease—Glendale Galleria II, dated October 18, 2010, by and between Glendale II Mall Associates, LLC and LegalZoom.com, Inc.
10.26		Eleventh Amendment to Loan and Security Agreement, dated April 6, 2012, between LegalZoom.com, Inc. and Comerica Bank.
10.27	+	Employment Agreement, by and between LegalZoom.com, Inc. and Tracy Terrill.
21.1		List of subsidiaries.
23.1	*	Consent of Sheppard, Mullin, Richter & Hampton LLP (included in Exhibit 5.1).
23.2		Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm, dated May 10, 2012.
24.1		Power of Attorney dated April 5, 2012.
24.2		Power of Attorney of Nehemia Zucker dated May 6, 2012.
99.1		Confidental Draft #1.
99.2		Consent of L.E.K. Consulting LLC.
99.3		Consent of United Sample, Inc.

*
To be filed by amendment.

+
Indicates a management contract or compensatory plan.